Form 10KSB40, Exhibit 13
period 1998-12-31
FIRST SOUTHERN BANCSHARES INC/DE
filed 1999-03-31
CIK 934302

                                                                      Exhibit 13

                               TABLE OF CONTENTS

                                                                                            Page
       Business of the Company                                                                1
       President's message                                                                    2
       Tables:
          I       Selected consolidated financial condition, operating and other data         3
         II       Key operating ratios                                                        4
        III       Weighted average yields earned and rates paid                               5
         IV       Effects of changing rates and volume on net interest income                 6
          V       Interest rate sensitivity                                                   7
       Management's discussion and analysis of financial condition and
         results of operations                                                              8 - 19
       Independent auditors' report on consolidated financial statements                     20
       Consolidated financial statements                                                   21 - 25
       Notes to consolidated financial statements                                          26 - 47
       Common stock information                                                              48
       Directors and officers                                                                49
       Company information                                                                   50
       Notice of annual meeting of stockholders                                              50
       10-KSB information                                                                    50

--------------------------------------------------------------------------------

                            BUSINESS OF THE COMPANY

First Southern Bancshares, Inc. ("Bancshares"), a Delaware corporation, is the holding company for First Southern Bank (the "Bank"). Bancshares is a registered bank holding company regulated by the Federal Reserve Board and is not engaged in any other business activity other than holding all of the issued and outstanding common stock of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank. All references to the "Company" include Bancshares and the Bank.

The Bank is regulated by the Superintendent of Banks of the State of Alabama. Its deposits are insured up to applicable limits under the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

The Bank is a community-oriented financial institution that serves individuals and businesses located in Lauderdale and Colbert Counties, and the surrounding counties located in Northwest Alabama, its primary market area. The Bank's primary business consists of attracting deposits from the general public to originate residential mortgage loans, commercial real estate loans, multi-family mortgage loans, and consumer loans.

                        First Southern Bancshares, Inc.


                              PRESIDENT'S MESSAGE


To Our Stockholders:

On behalf of the Board of Directors, Officers, and Employees of First Southern Bancshares, Inc. and its wholly-owned subsidiary, First Southern Bank, I am pleased to present our Annual Report for fiscal year ended December 31, 1998.

Our ongoing commitment to maintain a strong capital base, minimize risk, and enhance shareholder value continues to be critical in the strategic planning of First Southern Bancshares, Inc. Total stockholders' equity as of December 31, 1998 was 10.1% of total assets. Total assets as of December 31, 1998 were $178,375,000, a decrease of $5,298,000 from December 31, 1997. This reduction results primarily from payoffs of residential mortgage loans. Consolidated net income increased to $1,502,000 in 1998 from $1,397,000 in 1997.

Many factors contributed to our 1998 results and are discussed in more detail in other sections of this Annual Report.

Our focus continues to be directed at providing the best possible financial services for the residents of Northwest Alabama and surrounding areas. With the combined efforts of our Board of Directors and dedicated staff, we will remain successful.

Sincerely,

/s/ Charles L. Frederick, Jr.

Charles L. Frederick, Jr.
President/CEO

TABLE I - SELECTED CONSOLIDATED FINANCIAL CONDITION, OPERATING AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, operating results and certain other related data of the Company at the dates and for the periods indicated.

                                                                           At December 31,
                                           --------------------------------------------------------------------------------
                                                                           (In Thousands)
Financial condition data                        1994            1995             1996             1997              1998
Total assets                               $   151,473      $   180,855      $   184,484      $   183,673      $   178,375
Loans receivable, net                          130,960          152,105          159,718          159,758          153,253
Cash and cash equivalents                        2,726            8,971            4,220            6,420           13,188
Investment securities                            7,199            8,792           10,948            7,993            2,016
Mortgage-backed securities                       3,336            3,135            1,887            1,432              945
Deposits                                       120,555          131,867          132,800          143,731          127,550
Advances from Federal Home Loan Bank            17,622           16,770           25,619           18,468           31,316
Other notes payable                                -                -              4,000               -               -
Total stockholders' equity                      12,457           31,495           21,042           20,949           18,008
Non performing assets                            1,366            2,584            1,639            1,206            4,069
Allowance for loan losses                        1,100            1,509            1,659            1,584            1,441

                                                                        Year Ended December 31,
                                           --------------------------------------------------------------------------------
                                                               (In thousands, except per share amounts)

Operating data                                  1994            1995             1996             1997              1998

Interest income                            $    11,045      $    13,768      $    15,089      $    15,446      $    15,177
Interest expense                                 5,036            6,690            7,537            8,452            7,956
                                           -----------      -----------      -----------      -----------      -----------
Net interest income                              6,009            7,078            7,552            6,994            7,221
Provision for loan losses                          327              565              270              242              605
                                           -----------      -----------      -----------      -----------      -----------
Net interest income after provision
  for loan losses                                5,682            6,513            7,282            6,752            6,616
Noninterest income                                 388              432              426              766              956
Noninterest expense                              3,526            3,921            7,194            5,176            5,060
                                           -----------      -----------      -----------      -----------      -----------
Income before income taxes                       2,544            3,024              514            2,342            2,512
Income tax expense (benefit)                     1,624            1,069              (24)             945            1,010
                                           -----------      -----------      -----------      -----------      -----------
Net income                                 $       920      $     1,955      $       538      $     1,397      $     1,502
                                           ===========      ===========      ===========      ===========      ===========
Basic Earnings per share                       N/A              N/A          $      0.28      $      0.74      $      0.83
                                           ===========      ===========      ===========      ===========      ===========
Diluted Earnings per share                     N/A              N/A          $      0.28      $      0.73      $      0.82
                                           ===========      ===========      ===========      ===========      ===========
Cash dividends per share:
  Regular dividends                            N/A          $      0.23      $      0.50      $      0.50      $      0.50

  Special cash dividends                       N/A          $        -       $      5.40      $        -       $      0.30
                                           -----------      -----------      -----------      -----------      -----------
Total cash dividends                           N/A          $      0.23      $      5.90      $      0.50      $      0.80
                                           ===========      ===========      ===========      ===========      ===========

                                                                          At December 31,
                                           ------------------------------------------------------------------------------
                                                                          (In Thousands)
Other data                                      1994            1995             1996             1997              1998

  Real estate loans                              2,148            2,137            1,975            2,032            1,828
  Deposit accounts                              12,774           12,741           12,584           12,508           12,092
  Number of branch offices                           5                5                5                5                6


TABLE II - KEY OPERATING RATIOS

The table below sets forth certain performance, asset quality and capital ratios of the Company at or for the periods indicated.

                                                              Year ended December 31,

                                                     1994      1995      1996      1997      1998
Performance ratios

Return on average assets (net income
 divided by average assets)                          0.63%     1.17%     0.29%     0.75%     0.81%

Return on average stockholders' equity (net
 income divided by average equity)                   7.24%     7.42%     2.04%     6.74%     7.45%

Dividend payout ratio (dividends declared per
 share divided by basic earnings per share):
 Regular dividends (1)                                N/A       N/A    178.57%    67.57%    60.24%
 Special dividends                                    N/A       N/A   1928.57%      N/A     36.14%

Interest rate spread (difference between
 average yield on interest-earning assets and
 average cost of interest-bearing liabilities)       4.18%     3.83%     3.75%     3.52%     3.72%

Net interest margin (net interest income as a
 percentage of average interest-earning assets)      4.37%     4.45%     4.37%     3.98%     4.15%

Non-interest expense to average assets               2.42%     2.34%     3.94%     2.78%     2.73%

Average interest-earning assets to interest
 bearing liabilities                               105.27%   114.95%   114.26%   109.67%   109.61%

Asset quality ratios

Allowance for loan losses to net loans
 at end of period                                    0.84%     0.99%     1.04%     0.99%      0.94%

Net charge offs to average outstanding
 loans during period                                 0.02%     0.11%     0.08%     0.19%      0.49%

Ratio of nonperforming assets to total assets
 at end of period                                    0.90%     1.43%     0.89%     0.66%      2.28%

Capital ratios

Average stockholders' equity to average assets
 during period                                       8.71%    15.71%    14.47%    11.12%     10.89%

----------------------------------------------
(1) The Company had no stockholders until completion of its initial public stock offering on April 13, 1995.

TABLE III - WEIGHTED AVERAGE YIELDS EARNED AND RATES PAID

The following table sets forth, for the years and at the date indicated, information regarding the average balances of assets, liabilities and stockholders' equity as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities. Average interest-earning assets and interest income include Federal Home Loan Bank stock and related dividends for the indicated periods. Average balances for each period have been computed using average daily balances during such period.

                                                                    Year ended December 31,
                                                          1996                               1997
                                                         Interest                           Interest
                                              Average      and       Yield/     Average       and       Yield/
                                              balance    dividends    cost      balance     dividends    cost
Interest-earning/dividend paying assets
Interest-earning assets
Mortgage loans and contracts                 $ 84,020    $ 7,302      8.69%    $   75,207   $  6,232     8.29%
Other loans                                    73,922      6,843      9.26%        87,556      8,411     9.61%
                                             --------    -------               ----------   --------
 Total net loans (1)                          157,942     14,145      8.96%       162,763     14,643     9.00%
Mortgage-backed securities                      2,420        193      7.98%         1,689        137     8.11%
Marketable securities                           7,170        415      5.79%         7,069        362     5.12%
FHLB overnight account                          3,812        237      6.22%         1,846        144     7.75%
                                             --------    -------               ----------   --------
 Total interest-earning assets                171,344     14,990      8.75%       173,367     15,286     8.82%
Federal Home Loan Bank stock                    1,369         99      7.23%         2,215        160     7.22%
                                             --------    -------               ----------   --------
 Total interest earning and dividend
  paying assets                               172,713     15,089      8.74%       175,582     15,446     8.80%
                                             --------    -------               ----------   --------
Non interest earning/dividend paying assets
Office properties and equipment, net            3,265                               3,537
Real estate owned                                 769                                 232
Cash on hand and in banks                       3,391                               4,740
Accrued interest receivable                     1,502                               1,725
Other                                             863                                 617
                                             --------                          ----------
 Total non interest-earning/dividend
  paying assets                                 9,790                              10,851
                                             --------                          ----------
Total assets                                 $182,503                          $  186,433
                                             =========                         ==========
Interest-bearing liabilities
Deposit accounts:
Passbook accounts                           $  19,671    $   542      2.76%    $   18,301   $    505     2.76%
NOW accounts                                    9,900        233      2.35%        10,541        248     2.35%
Money market accounts                           2,916         87      2.98%         3,337        100     3.00%
Certificates of deposit                        96,398      5,350      5.55%       101,473      6,039     5.95%
                                             --------    -------               ----------   --------
 Total interest-bearing deposits              128,885      6,212      4.82%       133,652      6,892     5.16%
Other interest-bearing liabilities:
Advances from Federal Home Loan Bank
 of Atlanta                                    21,934      1,298      5.92%        26,221      1,543     5.88%
Other borrowings                                  336         27      8.07%           195         17     8.51%
                                             --------    -------               ----------   --------
 Total borrowings                              22,270      1,325      5.95%        26,416      1,560     5.89%
                                             --------    -------               ----------   --------
 Total interest-bearing liabilities           151,155      7,537      4.99%       160,068      8,452     5.28%
                                             --------    -------               ----------   --------
Non interest-bearing liabilities
Non interest bearing deposit accounts           2,828                               4,433
Other liabilities                               2,110                               1,210
                                              --------                         ----------
Total liabilities                             156,093                             165,711
Stockholders' equity                           26,410                              20,722
                                              --------                         ----------
Total liabilities and stockholders' equity   $182,503                          $  186,433
                                             ========                          ==========
Net interest income                                      $ 7,552                             $ 6,994
                                                         =======                             ========
Interest rate spread (2)                                              3.75%                              3.52%
                                                                      =====                              =====
Net interest margin (2)                                               4.37%                             3.98%
                                                                      =====                              =====
Ratio of average interest-earning assets
 to average interest-bearing liabilities (2)   114.26%                             109.64%
                                              ========                          ==========



                                                                                     At
                                                              1998                December
                                                             Interest                1998
                                              Average           and      Yield/     Yield/
                                              balance        dividends    cost        cost

Interest-earning/dividend paying assets
Interest-earning assets
Mortgage loans and contracts                 $ 63,187       $  5,179     8.20%     8.22%
Other loans                                    97,506          9,166     9.40%     8.95%
                                             --------        -------
 Total net loans (1)                          160,693         14,345     8.93%     8.70%
Mortgage-backed securities                      1,199             96     8.01%     8.35%
Marketable securities                           4,362            252     5.78%     5.99%
FHLB overnight account                          5,956            360     6.04%     4.97%
                                             ---------       -------
 Total interest-earning assets                172,210         15,053     8.74%     8.48%
Federal Home Loan Bank stock                    1,662            123     7.40%     7.50%
                                             ---------       -------
 Total interest earning and dividend
  paying assets                               173,872         15,176     8.73%     8.47%
                                             ---------       -------
Non interest earning/dividend paying asset
Office properties and equipment, net            3,752
Real estate owned                                 336
Cash on hand and in banks                       4,827
Accrued interest receivable                     1,832
Other                                             559
                                             ---------
 Total non interest-earning/dividend
  paying assets                                11,306
                                             ---------
Total assets                                 $185,178
                                             =========
interest-bearing liabilities
Deposit accounts:
Passbook accounts                            $ 17,402       $    481     2.76%     2.76%
NOW accounts                                   11,486            255     2.22%     2.00%
Money market accounts                           3,527            106     3.01%     3.00%
Certificates of deposit                        95,686          5,361     5.60%     5.33%
                                             ---------      --------
 Total interest-bearing deposits              128,101          6,203     4.84%     4.57%
Other interest-bearing liabilities:
Advances from Federal Home Loan Bank
 of Atlanta                                    30,231          1,727     5.71%     5.61%
Other borrowings                                  297             25     8.42%     0.00%
                                             ---------      --------
 Total borrowings                              30,528          1,752     5.74%     5.61%
                                             ---------      --------
 Total interest-bearing liabilities           158,629          7,955     5.01%     4.78%
                                             ---------      --------
Non interest-bearing liabilities
Non interest bearing deposit accounts           5,235
Other liabilities                               1,155
                                             ---------
Total liabilities                             165,019
Stockholders' equity                           20,159
                                             ---------
Total liabilities and stockholders' equity   $185,178
                                             =========
Net interest income                                         $  7,221
                                                            ========
Interest rate spread (2)                                                 3.72%     3.69%
                                                                      ========  ========

Net interest margin (2)                                                  4.15%
                                                                      ========

Ratio of average interest-earning assets
 to average interest-bearing liabilities (2)   109.61%
                                             =========

---------------------------------------------
(1) Loans on nonaccrual status have been included in the computation of average balances

TABLE IV - EFFECTS OF CHANGING RATES AND VOLUME ON NET INTEREST INCOME

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes in rate/volume (change in rate multiplied by change in volume); and (iv) the net change (the sum of the prior columns).


                                      1996 Compared to 1995                      1997 Compared to 1996
                                        Increase (Decrease)                        Increase (Decrease)
                                              Due to                                    Due to
                                                  Rate/                                      Rate/
                             Rate       Volume    Volume      Net      Rate         Volume   Volume     Net
Interest-earning/
 dividend paying assets
 Mortgage loans            $    112    $  (973)  $   (13)  $   (874)  $  (339)     $  (766)    $ 36  $ (1,069)
 Other loans                   (127)     2,603       (75)     2,401       256        1,263       48     1,567
                           --------    -------   -------   --------   -------      -------    -----  --------
    Total net loans             (15)     1,630       (88)     1,527       (83)         497       84       498

Mortgage-backed
 securities                     (18)       (80)        5        (93)        3          (58)      (1)      (56)
Investment securities             2        (87)        -        (85)      (48)          (6)       1       (53)
Overnight deposits              (47)        22        (4)       (29)       58         (122)     (29)      (93)
                           --------    -------   -------   --------   -------      -------    -----  --------

Total net change in
 income on interest
 earning assets                 (78)     1,485       (87)     1,320       (70)         311       55       296

Federal Home Loan
 Bank stock                       -          1         -          1         -           61        -        61
                           --------    -------   -------   --------   -------      -------    -----  --------

Total net change in
 income on interest
 earning/dividend
 paying assets                  (78)     1,486       (87)     1,321       (70)         372       55       357
                           --------    -------   -------   --------   -------      -------    -----  --------
Interest-bearing
liabilities:
Deposits                        205        375        14        594       221          443       16       680
Other interest-bearing
liabilities                     (37)       300       (10)       253       (13)         251       (3)      235
                           --------    -------   -------   --------   -------      -------    -----  --------

Total net change in
expense on interest
bearing liabilities             168        675         4        847       208          694       13       915
                           --------    -------   -------   --------   -------      -------    -----  --------
Net change in
 net interest
 income                    $   (246)   $   811   $   (91)  $    474   $  (278)     $  (322)   $  42  $   (558)
                           ========    =======   =======   ========   =======      =======    =====  ========

                                         1998 Compared to 1997
                                           Increase (Decrease)
                                               Due to
                                                   Rate/
                             Rate       Volume     Volume           Net
Interest-earning/
 dividend paying assets
 Mortgage loans             $  (68)     $ (996)     $   11        $ (1,053)
 Other loans                  (180)        956         (19)            757
                            ------      ------      ------        --------
    Total net loans           (248)        (40)         (8)           (296)

Mortgage-backed
 securities                     (2)        (40)          1             (41)
Investment securities           46        (139)        (18)           (111)
Overnight deposits             (31)        318         (69)            218
                            ------      ------      ------        --------

Total net change in
 income on interest
 earning assets               (235)         99         (94)           (230)

Federal Home Loan
 Bank stock                      4         (40)         (1)            (37)
                            ------      ------      ------        --------
Total net change in
 income on interest
 earning/dividend
 paying assets                (231)         59         (95)           (267)
                            ------      ------      ------        --------

Interest-bearing
liabilities:
Deposits                      (425)       (286)         18            (693)
Other interest-bearing
liabilities                    (40)        242          (6)            196
                            ------      ------      ------        --------

Total net change in
expense on interest
bearing liabilities           (465)        (44)         12            (497)
                            ------      ------      ------        --------

Net change in
 net interest
 income                     $  234      $  103      $ (107)       $    230
                            ======      ======      ======        ========

TABLE V - INTEREST RATE SENSITIVITY

The table below measures interest rate risk by estimating the change in market value of the Bank's assets, liabilities, and off balance sheet contracts in response to an instantaneous change in market interest rates. The data was compiled by an independent third-party service bureau. Using the composition of the Bank's portfolio of interest-earning assets and interest-bearing liabilities at December 31, 1998, an estimate of the level of the Bank's stockholders' equity (market value of assets, less market value of liabilities, plus or minus the market value of any off-balance sheet items) was computed under the rate environment prevailing on or about December 31, 1998. The Bank's stockholders' equity was then computed under different interest rate scenarios. The change in stockholders' equity under the different interest rate scenarios provides a measure of the Bank's exposure to interest rate risk. The data presented below is as of December 31, 1998 and is for the Bank only. Since, with minor exceptions, all of Bancshares' separate company assets and liabilities, exclusive of its investment in the Bank, are adjustable rate financial instruments, the fair value of such instruments would remain substantially unchanged in the changed interest rate scenarios.

                                                                                 Percent
                                                                                change in
                                                                      Stock-     Stock-
                                                                     holders'   holders'
                                        Assets      Liabilities       equity     equity
                                               (Dollars in Thousands)
Change in level of interest rates:

Minus 400 basis points (4.00)%         $  186,704  $  176,764        $   9,940    (43.77)%

Minus 300 basis points (3.00)%            184,805     175,096            9,709    (45.08)%

Minus 200 basis points (2.00)%            182,967     171,469           11,498    (34.96)%

Minus 100 basis points (1.00)%            181,185     166,310           14,875    (15.86)%

No change                                 179,459     161,781           17,678      0.00%

Plus 100 basis points   1.00%             177,785     157,788           19,997     13.12%

Plus 200 basis points   2.00%             176,160     154,245           21,915     23.97%

Plus 300 basis points   3.00%             174,583     151,077           23,506     32.97%

Plus 400 basis points   4.00%             173,052     148,225           24,827     40.44%

Certain assumptions, relating to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others, were used in preparing the preceding table. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Furthermore, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in the table.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    GENERAL

Bancshares is primarily engaged in the business of directing and planning the activities of its wholly-owned subsidiary, the Bank. Bancshares' primary assets are comprised of its investment in the Bank and a note receivable from the Bank's Employee Stock Ownership Plan ("ESOP").

The consolidated operating results of the Company include those of the Bank and Bancshares. All significant intercompany transactions and balances have been eliminated in consolidation. The operating results of the Company depend primarily on net interest income, which is the difference between interest income on interest-earning assets, primarily loans and investment securities, and interest expense on interest-bearing liabilities, primarily deposits and advances from Federal Home Loan Bank ("FHLB") and other financial institutions. Net earnings are also effected by non-interest income and non-interest expenses, such as compensation and benefits, building and occupancy expense, and provisions for federal and state taxes.

The discussion and analysis included herein covers those material changes in financial condition, liquidity and capital resources that have occurred since December 31, 1997, as well as certain material changes in results of operations during the years ended December 31, 1996, 1997 and 1998.

Forward-looking Statements Safe-harbor Statement

This report may contain forward-looking statements that are subject to numerous assumptions, risks and uncertainties. Statements pertaining to future periods are subject to uncertainty because of the possibility of changes in underlying factors and assumptions. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: sharp and rapid changes in interest rates; significant changes in the economic scenario from the current anticipated scenario which could materially change anticipated credit quality trends and the ability to generate loans; significant delay in or inability to execute strategic initiatives designed to grow revenues and/or control expenses; and significant changes in accounting, tax or regulatory practices or requirements.


              FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
General

In 1998, management changed its strategy from an aggressive growth in deposits and assets to a more conservative position of maximizing profits through an increase in its average interest spread. This change in strategy was prompted by the lack of growth in the Company's primary lending area and the increased competition with other banks. Due to the lack of economic growth, many competitor banks have offered low rates to the Company's loan customers that the company was unwilling to match due to the low interest yield commitment over the long term. The same hold true for deposits as competitor banks are offering aggressive rates that are higher than the interest cost to the Company of borrowing from the FHLB. Therefore management has decided to retain loans or originate and retain new loans that have a satisfactory long term yield, and to offer competitive rates for deposits while maintaining an acceptable interest spread. As a result of this change in strategy, average interest bearing assets have decreased from $175.6 million in 1997 to $173.9 million in 1998 and total assets decreased $5.3 million from $183.7 million at December 31, 1997, to $178.4 at December 31, 1998. Average interest bearing liabilities have decreased from $160.1 million in 1997 to $158.6 million in 1998 and total deposits have decreased $16.2 million from $143.7 million at December 31, 1997, to $127.6 million at December 31, 1998. The interest spread between the average yield on the average interest bearing assets and the average cost on average interest bearing liabilities has increased from 3.52% in 1997 to 3.72% in 1998.

Cash and cash equivalents

As disclosed in the Company's "Consolidated Statements of Cash Flows," net cash provided by operating activities increased from $1.9 million in 1997 to $3.3 million in 1998 primarily due to the increase in net income for 1998. Cash from investing activities increased significantly from a cash source of $2.4 million in 1997 to a source of cash of $11.7 in 1998, as a result of loan payoffs and maturities of investments and mortgage backed securities. The increase in cash from investing activities was partially offset by the decrease in cash provided from financing activities. Cash used in financing activities increased from $2.2 million in 1997 to $8.2 in 1998. The primary uses in 1998 were the decrease in deposits of $16.2 million and $3.6 million of funds used to continue the Company's Stock Repurchase Plan. These uses were offset by $12.8 million of new borrowing from the FHLB. Overall, the cash and cash equivalent balance increased $6.8 million at December 31, 1998 when compared to December 31, 1997.

Investments and mortgage-backed securities

The Company did not increase its investments in mortgage-backed securities during 1998. The decrease in investment and mortgage-backed securities available for sale of $6.0 million from $8.0 million at December 31, 1997 to $2.0 million at December 31, 1998, and the decrease in mortgage-backed securities held to maturity of $487,000 from $1.4 million at December 31, 1997 to $945,000 at December 31, 1998, was primarily due to the maturity of investments securities.

At December 31, 1998, the Company had $18,000 of net unrealized gains on investment securities classified as available for sale of the amortized cost basis ($2 million) of the related securities, and $49,000 of net unrealized gains on mortgage-backed securities held to maturity. If future market interest rates were to decrease, the unrealized gains on these securities would, for a period of time, become greater. In a decreasing interest rate environment, the fair value of the investments increases in relation to the cost of the investment, thereby reducing the net unrealized loss and/or increasing any unrealized gain on the related securities. However, assuming that the securities are held to their individual dates of maturity, even in periods of changing market interest rates, as the securities approach their dates of maturity, the unrealized gain/loss will begin to decrease and eventually be eliminated.

Loans

The principle investing activity of the Company is the origination of residential mortgage loans, commercial business and real estate loans, multi-family mortgage loans and consumer loans in its primary lending area of Lauderdale and Colbert Counties, and surrounding counties located in Northwest Alabama. During 1998 the average balance and year end balance of loans declined as a result of the change in management strategy as previously discussed. The average balance declined $2.1 million from $162.8 million in 1997 to $160.7 million in 1998. The year end balance was especially effected as the Company had three borrowers to payoff loans aggregating $5.5 million in December 1998.

The loan portfolio composition is changing as the result of management's continued efforts to expand and diversify the Company's loan portfolio into higher yielding commercial mortgage loans, commercial business loans, and consumer loans. These types of loans are inherently riskier than residential mortgage loans. A comparison of the Bank's loan portfolio analysis at December 31, 1997 and December 31, 1998 follows:

                                    December 31, 1997               December 31, 1998
                                   --------------------          -----------------------
                                    Amount     Percent             Amount      Percent
                                   ---------   --------          -----------  ----------
                                                    (in thousands)
Mortgage loans:
Residential                         $ 75,983      47.6%            $ 69,524      45.4 %
Commercial                            39,141      24.5               35,566      23.2
                                    --------     -----             --------     -----
   Total mortgage loans              115,124      72.1              105,090      68.6

Commercial business loans             27,792      17.4               29,010      18.9

Consumer loans                        19,978      12.5               21,766      14.2
                                    --------     -----             --------     -----

Total loans                          162,894     102.0              155,866     101.7

Less:
Undisbursed loans                      1,404       0.9                1,103       0.7
Unamortized loan fees                    148       0.1                   69       0.1
Allowance for possible losses          1,584       1.0                1,441       0.9
                                    --------     -----             --------     -----
Net loans receivable                $159,758     100.0%            $153,253     100.0%
                                    ========     =====             ========     =====

The Company's loan portfolio continues to reflect the market served by the Bank's primary lending area. Mortgage loans decreased in volume and percentage of the portfolio as the Company has not been inclined to invest in low yielding loans for the long term.

At December 31, 1998, the allowance for loan losses was $1.4 million and represented 0.9% of total net loans and 35.4% of non performing assets. The provision for loan losses was $605,000 in 1998 as compared to $242,000 in 1997. The increase in the provision was due to loan charge-offs incurred in 1998, mostly in impaired commercial loans. In the opinion of management at December 31, 1998, the allowance for loan losses was adequate at that date. There can be no assurance that the Company will not be required to increase the allowance in the future.

At December 31, 1998, the Company had no significant commitments to originate fixed-rate loans. At December 31, 1998, the Company had commitments to originate variable rate loans, including unused commercial business lines of credit as follows:

         Commitments to extend credit       $ 1,254
         Unused lines of credit             $12,279
         Standby letters of credit          $    10

Premises and Equipment

Premises and equipment increased from $3.5 million in 1997 to $3.9 million in 1998 primarily as of the result of the Bank acquiring facilities for opening one new branch in its lending area. The new branch is located in Colbert County, Alabama, in the City of Tuscumbia, and was opened in August 1998. Management opened this branch in order to attract new deposits and loans, as well as provide a more convenient location to existing customers. The Company has one other branch in Colbert County located in Muscle Shoals, Alabama. The main office and three other branches are located in Lauderdale County, Alabama.

Deposits, FHLB advances and other notes payable

Deposit balances decreased $16.2 million from $143.7 million at December 31, 1997 to $127.5 at December 31, 1998. The decrease was primarily in certificates of deposits as the Company had a large block of short term certificates that matured in the first quarter of 1998. The Company changed its strategy from paying aggressive market rates to retain these certificates of deposits to borrowing from the FHLB at a lower interest rate than the market rate for the certificates of deposits. As a result of this strategy, interest paid on deposits decreased 10.0% or $689,000 from $6.9 million in 1997 to $6.2 million in 1998, and the interest rate paid on the average balance of deposits decreased from 5.16% in 1997 to 4.84% in 1998. The decrease in interest paid on deposits in 1998 was partially offset by the increase in interest paid on FHLB advances of $184,000 from $1.5 million in 1997 to $1.7 million in 1998; however the effective rate paid on the average outstanding balance of FHLB advances decreased from 5.88% in 1997 to 5.71% in 1998.

At December 31, 1998, savings certificates amounted to $88.7 million, or 69.6%, of the Company's total deposits, including $70.1 million that were scheduled to mature by December 31, 1999. Management of the Company believes it has adequate resources to fund all loan commitments with savings deposits and FHLB of Atlanta advances and with proceeds from the sale of mortgage loans, and that it can adjust the offering rates of savings certificates to retain deposits in changing interest rate environments.

Borrowings from the Federal Home Loan Bank increased $12.8 million from $18.5 million at December 31, 1997, to $31.3 million at December 31, 1998. The increase in advances was used to offset the decline in deposits as previously explained. At December 31, 1998, the Company had unused credit availability with the FHLB of $8.7 million.

Stockholders' equity

At December 31, 1998, aggregate stockholders' equity was $18.0 million as compared $20.9 million at December 31, 1997. The reduction in stockholders' equity from the payment of $1.4 million in regular and special dividends and the acquisition of treasury stock of $3.6 million, which were offset by net income of $1.5 million, and $471,000 of other increases in stockholders' equity (other comprehensive income) related primarily to the unearned employee stock benefit compensation plans.

The Company has decided to continue with its Stock Repurchase Program (as discussed in Note 19 of Consolidated Notes to Financial Statements) which was originated in 1995. During years ended December 31, 1997 and 1998, the Company acquired 79,930 and 224,182, respectively, of treasury shares at a cost of $1.1 million and $3.6 million, respectively, at an average price per share of $13.47 and $16.23, respectively. The current program will continue until August 1999, at which time the Company will decide whether to terminate or continue the program.

A strong capital position promotes depositor and investor confidence for a solid foundation for future growth. Average shareholders' equity as a percentage of total average assets is one measure used to determine capital strength.
Overall, the Company's capital position remains strong as the ratio of average shareholders' equity to average assets for was 10.89% for 1998. The decrease in 1998 is primarily related to the special dividend aggregating $566,000 to shareholders in the first quarter of 1998.

The Bank is required to maintain specific amounts of capital pursuant to FDIC requirements and the Company is required to maintain specific amounts of capital pursuant to the regulations of the Federal Reserve Board. As summarized below, the Company and Bank are in compliance with all such requirements at December 31, 1998:

                                                                            Percentage of
                                                                            adjusted total
                                                              Amount            assets
           First Southern Bancshares, Inc:                       (Dollars in thousands)
            Primary capital ratios:
            GAAP capital                                            $ 18,008
            Adjustments:
            Mortgage servicing rights                                     (8)
            Net unrealized loss on securities available for
             sale                                                        (11)
                                                                    --------
           Tier 1 capital                                             17,989       9.96%
           Minimum Tier 1 (leverage) requirement                       7,227       4.00%
                                                                    --------    --------
           Excess                                                   $ 10,762       5.96%
                                                                    ========    ========

           Risk-based capital ratios:
           Core (Tier 1) Capital                                      17,989      12.85%
           Minimum core capital                                        5,601       4.00%
                                                                    --------    --------
           Excess                                                   $ 12,388       8.85%
                                                                    ========    ========
           Risk-based capital                                       $ 19,430      13.88%
           Minimum risk-based capital requirement                     11,202       8.00%
                                                                    --------    --------
           Excess                                                   $  8,228       5.88%
                                                                    ========    ========

Under the FDICIA prompt corrective action provisions applicable to banks, the most recent notification from the FDIC categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio as set forth in the following table and not be subject to a capital order. There are no conditions or events since that notification that management believes have changed the Bank's risk-based capital category.

                                                                            Percentage of
                                                                            adjusted total
                                                              Amount            assets
           First Southern Bank:                                  (Dollars in thousands)
           Total capital (to risk-weighted assets)                  $ 18,934      13.53%
           To be well capitalized under the FDICIA
             prompt corrective action provisions                      13,993      10.00%
                                                                    --------     -------
           Excess                                                   $  4,941       3.53%
                                                                    ========     =======
           Tier 1 capital (to risk-weighted assets)                 $ 17,493      12.50%
           To be well capitalized under the FDICIA
             prompt corrective action provisions                       8,396       6.00%
                                                                    --------     -------
           Excess                                                   $  9,097       6.50%
                                                                    ========     =======
           Tier 1 capital (to average assets)                       $ 17,493       9.69%
           To be well capitalized under the FDICIA
             prompt corrective action provisions                       9,029       5.00%
                                                                    --------     -------
           Excess                                                   $  8,464       4.69%
                                                                    ========     =======

Liquidity

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities and borrowings from the FHLB and local financial institutions. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. As an Alabama state-chartered bank that is not a member of the Federal Reserve System, the Bank is required by the Alabama State Banking Board to maintain at all times a reserve (comprised of cash on hand) based upon average daily deposits of the Bank. At December 31, 1998, the Bank's qualifying reserves of $1.7 million significantly exceeded the required reserve of $297,000.

Additionally, the parent holding company requires cash for various operating needs including dividends to shareholders and the general corporate expenses. The primary source of liquidity for the parent holding company is dividends from the subsidiary Bank. At December 31, 1998, the Bank could have paid additional dividends for the parent holding company of $4.9 million while continuing to meet the capital requirements for "well-capitalized" banks. The parent holding company does not anticipate any liquidity requirements in the near future that it will not be able to meet.

Year 2000

The Company and Bank are subject to risks associated with the "Year 2000" software problem, a term that refers to uncertainties about the ability of various software systems to interpret dates correctly after the beginning of the Year 2000. Many existing computer programs (information technology "IT systems") and embedded technology such as microcontrollers ("non-IT systems") use only two digits to identify a year in the data field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, computer and/or equipment applications could fail or create erroneous results in the year 2000.

Thomas N. Ward, Executive Vice President and Chief Operating Officer, is the chairman of the Company's Year 2000 task force. This task force has adopted a plan to address the Year 2000 problem and periodically reports to the Company's audit committee on its progress. The plan is comprised of the following phases:

  1. Awareness - (i) address the Year 2000 problem and gain executive level support and sponsorship, (ii) establish Year 2000 task force and develop an overall strategy, and (iii) ensure that everyone in the organization is fully aware of the issue.

  STATUS: This phase has been completed by the task force; however, the awareness activity is ongoing to keep employees updated, and especially as it relates to informing customers of the Company's Year 2000 preparedness.

  2. Assessment - (i) identify core business areas and processes, inventory and analyze systems supporting the core business areas, and prioritize their conversion or replacement, (ii) develop contingency plans to handle data exchange issues, lack of data, and bad data, and (iii) identify and secure the necessary resources.

  STATUS: This phase was completed as of December 31, 1998. The Company does not estimate that the costs associated with the Year 2000 Issue will materially impact future operating results. Such costs will be recognized as incurred. The expense to modify and test its computer programs and systems are estimated to be $50,000 through 1999.

  3. Renovation - (i) Convert, replace, or eliminate selected platforms, applications, databases, and utilities, and (ii) modify interfaces.

  STATUS: This phase was completed as of December 31, 1998.

  4. Validation - (i) Test, verify converted or replaced platforms, applications, databases, and utilities, (ii) test the performance, functionality, and integration of converted or replaced platforms, applications, databases, utilities, and interfaces in an operational environment.

  STATUS: This is an ongoing phase and is being conducted as revised or new computerized IT systems or equipment non-IT systems are evaluated by the task force.

  5. Implementation - (i) Implement converted or replaced platforms, applications, databases, utilities, and interfaces, and (ii) implement data exchange contingency plans, if necessary.

  STATUS: This phase is scheduled to occur throughout 1999 and includes disaster recovery and contingency plans if failure occurs in the year 2000. Implementation of revised or new computerized IT systems or equipment non-IT systems is ongoing after the related validation phase is completed. The Company's contingency plan includes the use of alternative vendors, another bank's system or manual entry until an acceptable alternative is established.

Although the Company is addressing the Year 2000 problem, the process of evaluating potential effects of Year 2000 issues on customers of the Bank is in its early stages, and it is therefore impossible to quantify the potential adverse effects of incompatible IT and non-IT systems on loan customers. This evaluation process is ongoing and is expected to be completed by December 31, 1999, and includes customer awareness brochures for all customers, and verification of compliance with commercial business customers with loan balances over $250,000. The failure to prepare adequately for Year 2000 compatibility could have a significant adverse effect on such customer's operations and profitability, in turn inhibiting its ability to repay loans in accordance with their terms. Until sufficient information is accumulated from customers of the banks to enable the Company to assess the degree to which customers' operations are susceptible to potential problems, the Company will be unable to quantify the potential losses from loans to commercial customers.


                    COMPARISON OF OPERATING RESULTS FOR THE
                     YEARS ENDED DECEMBER 31, 1997 AND 1998

General

Consolidated net income for the year ended December 31, 1998, increased 7.5% to $1.5 million from $1.4 million in 1997. Basic earnings per share for the year ended December 31, 1998, was $0.83 as compared to $0.74 in 1997, and diluted earnings per share for the year ended December 31, 1998 was $0.82 as compared to $0.73 in 1997.


Net Interest Income

Favorable increases over 1997 in net interest income in 1998 were offset by an increase in the provision for loan losses recognized for certain commercial loans. For the year ended December 31, 1998, net interest income after provision for loan losses decreased 2.0% to $6.6 million from $6.8 million reported in 1997. Increases in the net interest spread of 3.72% for 1998 to 3.52% for 1997, was primarily a result of the decrease in interest expense for deposits and advances from the FHLB as further discussed below.


Interest Income

Interest income for 1998 was $15.2 million compared with $15.5 million for 1997, representing a decrease of $269,000 or 1.7%. The decrease was primarily attributable to a decrease of $1.7 million, or 1.0% in average interest earning assets in 1998 to $173.9 million over those in 1997 of $175.6 million as a result of reduction in loans. Also contributing to the decrease in interest income was a decrease in the average yield on interest-earning assets from 8.80% for 1997 to 8.73% for 1998, as a result of lower market interest rates. The yield on the average balance of loans decreased from 9.0% in 1997 to 8.93% in 1998. The annual yield is expected to continue to decrease as the effect of such decreases impacts commercial loans related to the prime interest rate and adjustable mortgages in 1999.

Interest on loans receivable decreased $298,000 to $14.3 million during 1998 as compared to $14.6 million in 1997. The decrease was primarily attributable to a decrease in average net loans of $2.1 million in 1998 ($160.7 million) from the comparable period in 1997 ($162.8 million). Additionally, the average yield on total loans decreased as previously mentioned.

Interest on mortgage-related securities decreased by $41,000 from $137,000 during 1997 to $96,000 during in 1998 as a result of the average balance of mortgage-related securities decreasing by $500,000 during 1998 ($1.2 million) as compared to 1997 ($1.7 million). In addition, the average yields from such securities decreased from 8.11% in 1997 to 8.01% in 1998 as a result of lower yielding mortgage-related securities remaining in the portfolio.

Income from the investment securities portfolio decreased by $110,000 from $362,000 during 1997 to $252,000 in 1998 as the result of a $6.0 million decrease in the portfolio as a result of sales and maturities from $8.0 million at December 31, 1997 to $2.0 million at December 31, 1998. The effect of this decrease in the average balance was partially offset by an increase in the average yield on investment securities from 5.12% in 1997 to 5.78% in 1998 as a result of the changes in the investment securities portfolio.

Other interest income is comprised of earnings on the overnight account and time deposits at the FHLB of Atlanta, FHLB stock dividends, and earnings on money market funds. The $180,000 increase in other interest income in 1998 to $484,000 when compared to 1997 other interest income of $304,000 is due primarily to the increased interest earnings on the FHLB overnight and on money market funds due to a increase in average invested balances from $1.8 million in 1997 to $5.9 million in 1998. FHLB dividends were $160,000 during 1997 as compared to $124,000 in 1998 due to decrease in average FHLB stock from $2.2 million in 1997 to $1.7 million in 1998.

Interest Expense

Interest expense for 1998 was $8.0 million compared with $8.5 million for 1997, representing a decrease of $500,000 or 5.9%.

Interest on deposits for 1998 was $6.2 million compared with $6.9 million for 1997, representing a decrease of $700,000 or 10.2%. The decrease is due to a $5.5 million decrease in average deposits in 1998 ($128.1 million) as compared to 1997 ($133.7 million). The 1998 average interest cost decreased to 4.84% as compared to 5.16% in 1997 as lower interest rates were offered on certificates of deposits due primarily to the Company changing its strategy from paying aggressive market rates to retain certificates of deposits to borrowing from the FHLB at a lower interest rate than the market rate for the certificates of deposits.

Other interest expense primarily relates to FHLB of Atlanta borrowings and increased by $193,000 to $1.8 million in 1998 when compared to 1997 total of $1.6 million due to an increase in average borrowings of $4.0 million during 1998 ($30.2 million) from 1997 average levels of $26.2 million. The increase caused by the higher average balance was partially offset by decreased interest costs on borrowed funds from 5.88% in 1997 to 5.71% in 1998 as a consequence of the adjustable rate nature of the majority of the FHLB of Atlanta borrowings and lower market interest rates.

Provision for Loan Losses.

The provision for loan losses is the cost of providing an allowance for anticipated future losses on loans. The amount is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral and general economic factors. The loan portfolio is changing as of the result of management's continued effort to expand and diversify into commercial mortgage loans, commercial business loans, and consumer loans. These types of loans are inherently riskier than residential mortgage loans.

The economic outlook for the Bank's primary lending area is guardedly optimistic as the local economy is assisted by the improvement in the overall economy. However, there is very little growth in the Bank's primary lending area and there is aggressive competition for existing loan and deposit customers. A slowdown in the economy could further impact asset growth and have a negative impact on real estate lending as well as the level of net charge-offs and delinquencies. Since such a slowdown in the economy could have an adverse effect on property values and for commercial development projects, cause an increase in vacancy rates, the possibilities exist for write-downs, charge-offs and transfer of currently performing loans to a nonaccrual status in the real estate and commercial loan categories.

Loan reviews procedures, including such techniques as loan grading and monitoring of financial information, are utilized by the Company in order to identify early potential problem loans in order for management to take steps to lessen any potential losses. Reports are prepared and used in conjunction with identification and monitoring of such loans on a monthly basis. Management's involvement continues throughout the process and includes participation in the work-out process and recovery activity. These procedures are monitored by the loan and audit committees whose work is supplemented periodically by regulatory agencies. A determination of a potential loss will result in a charge to the provision for loan losses, thereby increasing the allowance for loan losses. Management monitors the entire loan portfolio in an attempt to identify problem loans so that risks in the portfolio can be timely identified and an appropriate allowance or charge-off recognized. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay the estimated value of any underlying collateral, and current economic conditions.

For 1998, the provision for loan losses was $605,000 as compared to $242,000 in 1997. These provisions were made based on management's analysis of the various factors that effect the loan portfolio and management's desire to maintain the
allowance at a level considered adequate to provide for losses.   The increase
in the provision was due to loan charge offs incurred in 1998. As shown in the following table, charge-offs in 1998 were $780,000, or 0.49% of average loans, compared with $347,000, or 0.21% of average loans, in 1997. The increase in the level of net charge-off in 1998 was related primarily to loans to one customer whose loans have been classified as impaired. Management recorded charge-offs of $611,000 for such impaired in 1998 to reflect management's estimate of collection at December 31, 1998. No additional allowances had been specified at December 31, 1998, for the impaired loans.

The following table set forth information with respect to the Company's allowance for loan losses for the last three years (dollars in thousands):

                                                            Year Ended December 31,
                                   -------------------------------------------------------------------
                                            1996                   1997                   1998
                                         ----------             ----------             ----------
                                                          (Dollars in thousands)
Allowance at beginning of period         $    1,509             $    1,659             $    1,584
                                         ----------             ----------             ----------
Provision for loan losses                       270                    242                    605
                                         ----------             ----------             ----------
Recoveries:
  Residential real estate                        20                      9                      -
  Commercial business                            70                     17                      1
  Consumer and other                              -                      4                     31
                                         ----------             ----------             ----------

    Total recoveries                             90                     30                     32
                                         ----------             ----------              ----------
Charge offs:
  Residential real estate                       (13)                   (52)                   (36)
  Commercial real estate                        (25)                  (185)                     -
  Commercial business                          (172)                   (54)                  (496)
  Consumer and other                              -                    (56)                  (248)
                                         ----------             ----------             ----------
    Total charge offs                          (210)                  (347)                  (780)
                                         ----------             ----------             ----------
    Net charge offs                            (120)                  (317)                  (748)
                                         ----------             ----------             ----------

Balance at end of period                  $   1,659          $       1,584          $       1,441
                                          =========              =========              =========

Ratio of allowance to net loans
  outstanding at the end of the period         1.04%                  0.99%                  0.94%

Ratio of net charge offs to average loans
  outstanding during the period                0.08%                  0.19%                  0.49%


When determining the adequacy of the allowance for loan losses, management considers changes in the size and character of the loan portfolio, changes in nonperforming and past due loans, historical loan loss experience, the existing risk of individual loans, concentrations of loans to specific borrowers or industries and existing and prospective economic conditions. The allowance for loan losses at December 31, 1998, was $1.4 million, or 0.94% of net loans, compared with $1.6 million, or 0.99% of loans, at December 31, 1997. As shown in the following table, the percentages of the allowance allocated as a percentage of the total allowance and by loans in each category has increased in nonresidential classification as these classifications make up a larger percentage of total loans. Due to uncertainties in the portfolio, in particular the impaired loans as described in nonperforming assets below, 26.72% of the total allowance at December 31, 1998, remained unallocated to any specific category compared to 33.21% at the end of 1997. This unallocated portion could decline as the ongoing loan review procedures provide more management insight with regard to the analysis of the allowance for loan losses.

The following table sets forth the allocation of the allowance for loan losses at December 31, 1997 and 1998 (dollars in thousands):

                                                    1997                                      1998
                                     ---------------------------------      ------------------------------------------
                                                   As a %      As a %                       As a %             As a %
                                                  of Total     of Out-                     of Total            of Out-
                                                 Allowance    standing                     Allowance          standing
                                                  for Loan    Loans in                     for Loan           Loans in
                                     Amount        Losses     Category      Amount          Losses            Category
                                     ------      ---------    --------      ------         --------           --------
Real estate mortgage loans:
  Residential                       $   234         14.77%       0.34%      $   217          15.06%             0.36%
  Other                                 210         13.26%       0.46%          188          13.05%             0.41%
Consumer and commercial business        614         38.76%       1.29%          651          45.18%             1.28%
Unallocated                             526         33.21%                      385          26.72%
                                    -------        ------                   -------         ------
  Total allowance for loan
    losses                          $ 1,584        100.00%                  $ 1,441         100.00%
                                    =======        ======                   =======         ======


Nonperforming Assets

Non performing assets include loans classified as nonaccrual and repossessed assets. The Company's policy is to classify loans as nonaccrual and stop accruing interest when a loan is 90 days delinquent as to principal or interest unless collection of both is assured by collateral, guarantees or other security. As shown in the following table, nonperforming assets of $4.1 million as of December 31, 1998, increased $2.9 million from $1.2 million at December 31, 1997. The largest increase was in 1 - 4 unit residential that historically is well collateralized and no significant losses are anticipated. The increase is partly reflective of the slow down in the local economy and partly due to the inclusion of two mortgage loans aggregating $550,000 that were brought current with their terms subsequent to year end.

Other increases were primarily in commercial real estate and business due to the impaired loans to one borrower of $484,000. The impaired loans are commercial business loans secured by real estate, equipment, accounts receivable and other tangible assets. In order to value impaired loans at estimated net realizable value, the Company has recorded charge-offs in 1998 of $611,000. Subsequent to year end these impaired loans were classified as in-substance foreclosures and additional charge offs of approximately $170,000 were incurred.

The following table sets forth nonperforming assets as of December 31, 1997 and 1998 (dollars in thousands):

                                                             1997                                  1998
                                                 ---------------------------             -------------------------
Loans accounted for on
  A nonaccrual basis:
    Real estate:
      1 - 4 unit residential                      $   -           0.00%                  $   132        3.24%
      Commercial                                      401        33.25%                       -         0.00%
    Commercial business                               135        11.20%                      782       19.22%
    Consumer and other                                 25         2.07%                                 0.00%
                                                  -------        ------                   -------      -------
      Total                                           561        46.52%                      914       22.46%
                                                  -------        ------                   -------      -------
Accruing loans which are contractually
  past due 90 days or more:
  Real estate:
      1 - 4 unit residential                          216        17.91%                    1,553       38.17%
      Commercial                                      -           0.00%                      243        5.97%
      Construction                                    -           0.00%                      112        2.75%
  Commercial business                                 148        12.27%                      432       10.62%
  Consumer and other                                  181        15.01%                      105        2.58%
                                                  -------        ------                  -------       ------
        Total                                         545        45.19%                    2,445       60.09%
                                                  -------        ------                  -------       ------
    Total of nonaccrual and
    90 days past due loans                          1,106        91.71%                    3,359       82.55%
Real estate owned                                     100         8.29%                      710       17.45%
                                                  -------        ------                  -------       ------
  Total non-performing assets                     $ 1,206       100.00%                  $ 4,069      100.00%
                                                  =======       ======                   =======       ======
Total loans delinquent
  90 days or more to net loans                      0.69%                                  2.19%

Total loans delinquent 90 days or more
  to total assets                                   0.60%                                  1.88%

Total non-performing assets
  to total assets                                   0.66%                                  2.28%

Accruing loans contractually past due 90 days or more is primarily comprised of mortgage loans or collateralized commercial business or consumer loans. Such loans are generally based on 75% to 90% of appraised or estimated fair value, and collection efforts are ongoing. Management participates in the monitoring of these loans and at such time as full collection of principal and interest is in doubt, the loans are classified as nonaccrual and evaluated for impairment.

Non-interest Income.

Non-interest income increased by $190,000 in 1998 to $956,000 as compared to $766,000 in 1997. This increase was primarily the result of an increase in loan and service fees of $189,000 from $468,000 in 1997 to $657,000 in 1998. This increase is due largely to the increased activity in refinanced loans resulting from lower mortgage rates.

Non-interest Expense.

Non-interest expenses decreased $116,000 or 2.2% to $5.1 million in 1998 compared to $5.2 million in 1997. The decrease was primarily in compensation and employee benefit expense as in 1997 the Company incurred a $600,000 pension plan expense to terminate its defined benefit pension plan. This plan was replaced with a contributory 401K retirement plan for which there was less expense in 1998, as well as future periods in comparison to the defined benefit retirement plan.

Income Taxes

Income tax expense in 1998 and 1997 was $1.0 million and $945,000, respectively, or 40.0% of income before income taxes representing expected federal and state tax rates.


                    COMPARISON OF OPERATING RESULTS FOR THE
                     YEARS ENDED DECEMBER 31, 1996 AND 1997


General

Consolidated net income for 1997, increased to $1.4 million from $538,000 in 1996. Basic earnings per share for 1997, were $0.74 as compared to $0.28 in 1996. Diluted earnings per share for 1997 were $0.73 as compared to $0.28 in 1996. The increase in earnings between 1996 and 1997 is primarily due to the $1.1 million expense recognized in 1996 for the one-time Savings Association Insurance Fund ("SAIF") premium assessment.

Net Interest Income

Net interest income after provision for loan losses of $6.8 million for 1997 was $530,000 lower or 7.3% less than the $7.3 million reported for the comparable period in 1996. Decreases in the net interest spread of 3.75% for 1996 to 3.52% for 1997, was primarily a result of the increase in interest expense for deposits and advances from the FHLB as further discussed below.


Interest Income

Interest income for 1997 was $15.5 million compared with $15.1 million for 1996, representing an increase of $357,000 or 2.4%. The increase was primarily attributable to an increase of $2.9 million, or 1.7% in average interest earning assets in 1997 to $175.6 million over those in 1996 of $172.7 million as a result of loan growth. Also contributing to the increase in interest income was an increase in the average yield on interest-earning assets from 8.74% for 1996 to 8.80% for 1997, as a result of the increase within the loan portfolio to higher yielding but inherently riskier, as compared to residential mortgage loans, commercial mortgage and commercial business loans.

Interest on loans receivable increased $500,000 to $14.6 million during 1997 as compared to in 1996 ($14.1 million). The increase was primarily attributable to an increase in average net loans of $4.8 million in 1997 ($162.8 million) from the comparable period in 1996 ($158.0 million). Additionally, the average yield on total loans increased from 8.96% in 1996 to 9.00% during 1997, as a result of the increase within the loan portfolio of higher yielding commercial mortgage and commercial business loans.

Interest on mortgage-related securities decreased by $56,000 from $193,000 during 1996 to $137,000 during in 1997 as a result of the average balance of mortgage-related securities decreasing by $700,000 during 1997 ($1.7 million) as compared to 1996 ($2.4 million). The effect of this decrease in the average balance was partially offset by an increase in 1997 average yields from such securities from 7.98% in 1996 to 8.11% in 1997 as a result of higher yielding mortgage-related securities remaining in the portfolio.

Income from the investment securities portfolio decreased by $53,000 from $415,000 during 1996 to $362,000 during the same period in 1997 as the result of a $3.0 million decrease in the portfolio as a result of sales and maturities from $11.0 million at December 31, 1996 to $8.0 million at December 31, 1997. Additionally, the average yield on investment securities decreased slightly from 5.79% in 1996 to 5.12% in 1997 as a result the changes in the investment securities portfolio.

Other interest income is comprised of earnings on the overnight account and time deposits at the FHLB of Atlanta, FHLB stock dividends, and earnings on money market funds. The $32,000 decrease in other interest income in 1997 to $304,000 when compared to 1996 other interest income of $336,000 is due primarily to the decreased interest earnings on the FHLB overnight and on money market funds due to a decrease in average invested balances from $3.8 million in 1996 to $1.8 million in 1997. FHLB dividends were $99,000 during 1996 as compared to $160,000 in 1997 due to increase in average FHLB stock from $1.4 million in 1996 to $2.0 million in 1997.

Interest Expense

Interest expense for 1997 was $8.5 million compared with $7.5 million for 1996, representing an increase of $1.0 million or 12.1%.

Interest on deposits for 1997 was $6.9 million compared with $6.2 million for 1996, representing an increase of $700,000 or 10.9%. The increase is due to a $4.8 million increase in average deposits in 1997 ($133.7 million) as compared to 1996 ($128.9 million). The 1997 average interest cost increased to 5.16% as compared to 4.82% in 1996 as higher interest rates were offered on certificates of deposits due primarily to the Company raising the rates paid on its certificates in relation to local market rates being offered by other financial institutions in order to attract additional deposits.

Other interest expense relates to FHLB of Atlanta borrowings and increased by $235,000 to $1.6 million in 1997 when compared to 1996 total of $1.3 million due to an increase in average borrowings of $4.3 million during 1997 ($26.2 million) from 1996 average levels of $21.9 million. The increase caused by the higher average balance was partially offset by decreased interest costs on borrowed funds from 5.92% in 1996 to 5.88% in 1997 as a consequence of the adjustable rate nature of the majority of the FHLB of Atlanta borrowings and lower market interest rates.


Provision for Loan Losses.

Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay the estimated value of any underlying collateral, and current economic conditions. For 1997, the Company's provision for loan losses was $242,000 as compared to $270,000 in 1996. These provisions were made based on management's analysis of the various factors which effect the loan portfolio and management's desire to maintain the allowance at a level considered adequate to provide for losses. The decrease of $28,000 in 1997 compared to 1996 is a result of the Bank incurring fewer loan charge-offs than estimated, and therefore, less provision was required to maintain an adequate allowance at December 31, 1997.

Non-interest Income.

Non-interest income increased by $340,000 in 1997 to $766,000 as compared to $426,000 in 1996. This increase was the result of an increase in loan and service fees of $73,000 from $395,000 in 1996 to $468,000 in 1997, and the reduction of $277,000 in losses on real estate owned in 1997 as compared to 1996.

Non-interest Expense.

Non-interest expenses decreased $2.0 million or 28.1% to $5.2 million in 1997 compared to $7.2 million in 1996. This decrease resulted from a $1.2 million decrease in insurance expense and $100,000 decrease in other expenses. The decrease in insurance expense is due to the $1.1 million decrease in insurance expenses relating to the one-time SAIF premium assessment recognized in the third quarter of 1996 and the decrease in the SAIF premium rate as a result of the SAIF special assessment paid in 1996. Decreases in other expenses were primarily related to the decrease in real estate owned operating expenses reflecting the decrease in the average balance of foreclosed real estate in 1997 as compared to 1996.

Compensation and employee benefits decreased $600,000 from $3.2 million in 1997 from $3.8 million in 1996. The decrease reflects the decrease in ESOP related compensation of $1.1 million from that incurred in 1996 related to the special dividends, offset by an increase of $600,000 in pension plan expense due to benefits being frozen with the intent to terminate the plan. In addition, compensation and benefits related to the amortization of the deferred management and recognition and development plan ("MRDP") expense increased $100,000 over the same period in 1996.


Income Taxes

Income tax expense in 1997 was $945,000 or 40.0% of income before income taxes representing expected federal and state tax rates. The income tax benefit of $24,000 in 1996 was primarily due to charitable contributions recognized in relation to a lower income before income taxes.

        [Marmann, McCrary & Associates, P.C. Letterhead appears here]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Southern Bancshares, Inc. and Subsidiary
Florence, Alabama

We have audited the accompanying consolidated statements of financial condition of First Southern Bancshares, Inc. and subsidiary (the "Company") as of December 31, 1997 and 1998 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each year in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Southern Bancshares, Inc. and subsidiary at December 31, 1997 and 1998, and the results of their operations and their cash flows for each year in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


Marmann, McCrary & Associates, P.C.
Sheffield, Alabama
March 5, 1999

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1997 AND 1998 (Dollars in thousands)
------------------------------------------------------------------------------

                                                                   December 31,                 December 31,
                                                                      1997                         1998
ASSETS

Cash and cash equivalents                                          $       6,420               $       13,188
Investment securities available for sale, at market                        7,993                        2,016
Mortgage-backed securities, held to maturity, at cost                      1,432                          945
Loans held for sale, at cost, which approximates market                      223                          659
Loans receivable, net                                                    159,535                      152,594
Foreclosed real estate                                                       100                          710
Premises and equipment, net                                                3,509                        3,852
Federal Home Loan Bank stock, at cost                                      1,970                        1,918
Accrued interest receivable                                                1,822                        1,758
Deferred income taxes                                                        165                          397
Other assets                                                                 504                          338
                                                                   -------------                -------------
TOTAL ASSETS                                                       $     183,673                $     178,375
                                                                   =============                =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits                                                           $     143,731                $     127,550
Advances from Federal Home Loan Bank                                      18,468                       31,316
Other notes payable                                                            -                            -
Income taxes currently payable                                               115                          356
Deferred income taxes                                                          -                            -
Other liabilities                                                            410                        1,145
                                                                   -------------                -------------
Total liabilities                                                        162,724                      160,367
                                                                   -------------                -------------

COMMITMENTS AND CONTINGENCIES                                                  -                            -

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 500,000 shares authorized; none
  issued and outstanding                                                       -                            -
Common stock, $.01 par value; 4,000,000 shares authorized;
  2,076,969 and  shares issued                                                21                           21
Additional paid-in capital                                                11,375                       11,414
Retained earnings - Substantially restricted                              13,199                       13,340
Unearned employee compensation - ESOP                                       (280)                        (172)
Unearned employee compensation - MRDP                                       (861)                        (550)
Net unrealized loss on securities available for sale                          (2)                          11
Treasury stock, at cost                                                   (2,503)                      (6,056)
                                                                   -------------                -------------
Total stockholders' equity                                                20,949                       18,008
                                                                   -------------               --------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $     183,673               $      178,375
                                                                   =============               ==============

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 and 1998
(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                               Year ended
                                                                               December 31,
                                                             1996                  1997                    1998
INTEREST INCOME:
Loans                                                    $    14,145          $     14,643             $     14,345
Mortgage-backed securities                                       193                   137                       96
Investment securities                                            415                   362                      252
Other                                                            336                   304                      484
                                                         -------------        ------------             ------------
Total interest income                                         15,089                15,446                   15,177
                                                         -------------        ------------             ------------

INTEREST EXPENSE:
Deposits                                                       6,212                 6,892                    6,203
Advances from Federal Home Loan Bank and other                 1,325                 1,560                    1,753
                                                         -------------        ------------             ------------
Total interest expense                                         7,537                 8,452                    7,956
                                                         -------------        ------------             ------------
NET INTEREST INCOME                                            7,552                 6,994                    7,221

PROVISION FOR LOAN LOSSES                                        270                   242                      605
                                                         -------------        ------------             ------------
NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                             7,282                 6,752                    6,616
                                                         -------------        ------------             ------------
NON INTEREST INCOME:
Loan fees and service charges                                    395                   468                      657
Net gains on sale of loans                                       268                   258                      263
Gains (losses) on real estate owned                             (275)                    2                        2
Loss on sale of other assets                                     (32)                   (2)                     -
Other                                                             70                    40                       34
                                                         -------------        ------------             ------------
Total non interest income                                        426                   766                      956
                                                         -------------        ------------             ------------
NON INTEREST EXPENSES:
Compensation and employee benefits                             3,800                 3,218                    3,001
Building and occupancy expense                                   519                   559                      630
Data processing expense                                          466                   296                      395
Advertising                                                      159                   185                      164
Insurance expense                                              1,474                   242                      202
Other                                                            776                   676                      668
                                                         -------------        ------------             ------------
Total non interest expenses                                    7,194                 5,176                    5,060
                                                         -------------        ------------             ------------
INCOME BEFORE INCOME TAXES                                       514                 2,342                    2,512

INCOME TAX EXPENSE (BENEFIT)                                     (24)                  945                    1,010
                                                         -------------        ------------             -------------
NET INCOME                                               $       538          $      1,397             $      1,502
                                                         =============        ============             ============
BASIC EARNINGS PER SHARE                                 $     0.28           $       0.74             $       0.83
                                                         =============        ============             ============
DILUTED EARNINGS PER SHARE                               $      0.28          $       0.73             $       0.82
                                                         =============        ============             ============

DIVIDENDS PER SHARE
  Regular cash dividends                                 $      0.50          $       0.50             $       0.50
  Special cash dividends                                 $      5.40          $        -               $       0.30
                                                         -------------        ------------             ------------
Total dividends per share                                $      5.90          $       0.50             $       0.80
                                                         =============        ============             =============

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 and 1998 (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                                                       Retained
                                                     Common stock                      Additional      earnings
                                              Issued                In treasury          paid-in     Substantially
                                        Shares     Amount      Shares       Amount       capital      restricted
                                    ---------------------------------------------------------------------------------
Balances at December 31, 1995        2,049,875       20         49,906        (757)       19,586         14,203
                                    ------------ ---------- ------------ ------------- ------------- ---------------
Net income for the year ended
  December 31, 1996                          -        -              -           -             -            538

Cash dividends                               -         -             -           -        (9,056)        (2,069)

Acquisition of treasury stock                -         -      (114,400)     (1,501)            -              -

ESOP shares committed
  for release                                -         -             -           -           347              -

Common stock grants
  to MRDP                               27,094         1        54,906         833           457              -

Amortization of MRDP
  unearned compensation                      -         -             -           -             -              -

Increase in unrealized loss on
  securities available for sale, net
  of related income taxes                    -         -             -           -             -              -
                                     ---------    ------      ---------   ---------   ----------       --------
Balances at December 31, 1996        2,076,969    $   21      (109,400)   $ (1,425)   $   11,334       $ 12,672
                                     ---------    ------      ---------   ---------   ----------       --------

Net income for the year
  ended December 31, 1997                   -        -             -           -              -          1,397

Cash dividends                              -        -             -           -              -           (870)

Acquisition of treasury stock               -        -        (79,930)      (1,078)           -             -

ESOP shares committed
  for release                               -        -             -           -              41            -

Amortization of MRDP
  unearned compensation                     -        -             -           -              -             -

Increase in unrealized loss on
  securities available for sale, net
  of related income taxes                   -        -             -           -              -             -
                                    ---------    -----      ---------    ---------     --------    ----------
Balances at December 31, 1997       2,076,969    $  21      (189,330)    $  (2,503)    $ 11,375    $   13,199
                                    ---------    -----      ---------    ---------     --------    ----------
Net income for the year
  ended December 31, 1998                   -        -             -           -              -          1,502

Cash dividends                              -        -             -           -              -         (1,361)

Options exercised                           -        -          5,250           87            -             -

Acquisition of treasury stock               -        -       (224,182)      (3,640)           -             -

ESOP shares committed
  for release                               -        -             -             -            39            -

Amortization of MRDP
  unearned compensation                     -        -             -             -            -             -

Increase in unrealized loss on
  securities available for sale,
  net of related income taxes               -        -             -             -            -             -

                                     ---------      ---      ---------   ---------       -------    ---------
Balances at December 31, 1998        2,076,969      $21      (408,262)   $  (6,056)      $11,414    $  13,340
                                     =========      ===      =========   ==========      =======    =========


                                                                      Net
                                                                   unrealized
                                            Unearned employee         loss           Total
                                              compensation         securities       stock-   Compre-
                                                                    available       holders'  hensive
                                          ESOP             MRDP      for sale       equity    income
                                      ---------------------------------------------------------------
Balances at December 31, 1995             (1,531)            -          (26)        31,495       -
                                      ---------------------------------------------------------------
Net income for the year ended
  December 31, 1996                           -              -            -            538    $   538

Cash dividends                                -              -            -        (11,125)         -

Acquisition of treasury stock                 -              -            -         (1,501)         -

ESOP shares committed
  for release                              1,130             -            -          1,477      1,477

Common stock grants
  to MRDP                                     -         (1,291)           -              -          -

Amortization of MRDP
  unearned compensation                       -            172            -            172        172

Increase in unrealized loss on
  securities available for sale, net
  of related income taxes                     -              -          (14)           (14)       (14)
                                     -----------    -----------    --------       --------   ---------
Balances at December 31, 1996        $      (401)   $   (1,119)    $    (40)      $ 21,042   $  2,173
                                     -----------    -----------    --------       --------   =========

Net income for the year
  ended December 31, 1997                     -              -            -          1,397   $  1,397

Cash dividends                                -              -            -           (870)         -

Acquisition of treasury stock                 -              -            -         (1,078)         -

ESOP shares committed
  for release                                121             -            -            162        162

Amortization of MRDP
  unearned compensation                       -            258            -            258        258

Increase in unrealized loss on
  securities available for sale, net
  of related income taxes                     -              -           38             38         38
                                     -----------    -----------    --------     ----------   --------
Balances at December 31, 1997        $      (280)   $     (861)    $     (2)    $   20,949   $  1,855
                                     -----------    -----------    --------     ----------   ========

Net income for the year
  ended December 31, 1998                     -              -           -           1,502      1,502

Cash dividends                                -              -           -          (1,361)

Options exercised                             -              -           -              87          -

Acquisition of treasury stock                 -              -           -          (3,640)         -

ESOP shares committed                        108
  for release                                                -           -             147        147

Amortization of MRDP
  unearned compensation                        -           311           -             311        311

Increase in unrealized loss on
  securities available for sale,
  net of related income taxes                  -             -          13              13         13
                                     ----------------------------------------------------------------
Balances at December 31, 1998        $      (172)   $     (550)    $    11        $ 18,008    $ 1,973
                                     =================================================================

The accompanying notes are an integral part of the fnancial statements

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
(Dollars in thousands)
-------------------------------------------------------------------------------

                                                                                   December 31,
                                                                       1996            1997            1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                         $        538    $      1,397    $      1,502
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation                                                              227             272             313
  Provision for loan losses                                                 270             242             605
  Provision for deferred income taxes (benefit)                            (491)            (72)           (232)
  Amortization/accretion of premiums/discounts on investment
    and mortgage-backed securities                                            3             (33)             (5)
  Amortization of deferred loan fees                                       (249)            (95)           (121)
  Fair market value of ESOP shares committed for release and
    charged to employee compensation                                      1,477             162             147
  FHLB stock dividends
  Amortization of unearned compensation - MRDP                              172             258             311
  (Gains) losses on real estate owned                                       275               2               2
  (Gain) on sale of premises and equipment                                    -              (2)              -
  Loss on disposal of premises and equipment                                 32               -               -
  (Increase) decrease in:
    Loans held for sale                                                     393               9             (436)
    Accrued interest receivable                                            (200)            (94)              64
    Other assets                                                            (54)            376              166
  Increase (decrease) in:
    Income taxes currently payable                                          (89)            112              241
    Other liabilities                                                       795            (610)             735
                                                                   ------------    ------------     ------------
Net cash provided by operating activities                                 3,099           1,924            3,292
                                                                   ------------    ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in total loans                                   (8,974)           (196)           6,457
  Real estate owned                                                       1,606              96             (612)
  Premises and equipment                                                     10               -                -
Proceeds from maturities of:
  Investment and mortgage-backed securities                               4,066           3,405            6,482
  Mortgage-backed securities
Acquisition of:
  Investment and mortgage-backed securities                              (5,000)              -                -
  Federal Home Loan Bank stock                                                -            (613)              52
  Premises and equipment                                                   (681)           (326)            (656)
  Capitalized improvements to real estate owned                             (33)             78                -
                                                                   ------------    ------------     ------------
Net cash provided by (used in) investing activities                      (9,006)          2,444           11,723
                                                                   ------------    ------------     ------------

                                  (Continued)

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                                    December 31,
                                                                      1996             1997                 1998
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposit accounts                      $       933        $     10,931      $     (16,181)
Net proceeds from sale of stock in Initial Public Offering                 -                   -                  -
Cash dividends paid                                                  (11,125)               (870)            (1,361)
Proceeds from FHLB advances                                           14,000                   -             12,848
Proceeds from other borrowings                                         4,250                   -                  -
Reductions in FHLB advances                                           (5,151)             (7,151)                 -
Reductions in other borrowings                                          (250)             (4,000)                 -
Acquisition of treasury stock                                         (1,501)             (1,078)            (3,553)
                                                                 ------------       -------------     --------------
Net cash provided by (used in) financing activities                    1,156              (2,168)            (8,247)
                                                                 ------------       -------------     --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      (4,751)               2,200              6,768

CASH AND CASH EQUIVALENTS-
 BEGINNING OF PERIOD                                             $     8,971               4,220              6,420
                                                                 -----------        ------------      -------------
CASH AND CASH EQUIVALENTS-                                       $     4,220        $      6,420      $      13,188
 END OF PERIOD                                                   ===========        ============      =============
SUPPLEMENTAL INFORMATION FOR CASH FLOW:

Noncash transactions:
 Loans foreclosed and transferred to real estate owned           $       948        $        477      $       1,218
                                                                 ===========        ============      =============
 Increase (decrease) in net unrealized loss on securities
  available for sale                                             $        14        $       (38)      $        (13)
                                                                 ===========        ============      =============
Cash paid during  the period for:
  Income taxes                                                   $        674       $        815      $         850
                                                                 ============       ============      =============
Interest                                                         $      7,470       $      8,531      $       7,919
                                                                 ============       ============      =============

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Southern Bancshares, Inc. ("Bancshares") was incorporated in the State of Delaware on November 22, 1994, and is the holding company for First Southern Bank, Inc. (the "Bank"). The Bank is an Alabama-chartered commercial bank that is the successor to First Federal Savings and Loan Association of Florence, which converted from a mutual savings and loan to a stock savings and loan on April 13, 1995.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of First Southern Bancshares, Inc. and its wholly-owned subsidiary, First Southern Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash due from banks, interest-bearing overnight deposits and time deposits in the Federal Home Loan Bank
(FHLB) of Atlanta, and highly liquid investments with a maturity of three months or less at purchase date.

Investments in debt and equity securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS NO. 115"), management classifies its investment portfolio into three categories:
(i) held to maturity, (ii) available for sale, and (iii) trading securities, and sets forth specific criteria for determining these classifications. SFAS No. 115 requires unrealized holding gains and losses for trading securities to be included in earnings while unrealized holding gains and losses for available for sale securities are to be reported as a separate component of equity, net of related income taxes, until realized. Held to maturity securities are to be recorded at their amortized cost. Portfolio additions subsequent to the adoption of the statement are classified into the appropriate category when purchased.

Investments securities and certain mortgage-backed securities available for sale

As required by SFAS No. 115, available for sale securities have been recorded in the accompanying consolidated statement of financial condition at estimated fair value. The related net unrealized holding loss has been reported as a separate
component of equity, net of related income taxes.   Gain or loss on any sale of
investment securities classified as available for sale continues to be recorded based on the specific identification method.

Mortgage-backed securities held to maturity

The Company has both the intent and ability to hold its mortgage-backed securities to maturity, and therefore, are classified in the accompanying consolidated statements of financial condition as held to maturity. The securities are stated at cost, as adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the estimated life of the security. An allowance for loss on mortgage-backed securities held to maturity is recorded only when the security is deemed to be permanently impaired. Mortgage-backed securities are accounted for on a specific identification basis.

-------------------------------------------------------------------------------

Loans receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay the estimated value of any underlying collateral, and current economic conditions. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and unpaid, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loans' original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. At December 31, 1998 and 1997, the Company had non-accrual loans aggregating $3.4 million and $1.1 million, respectively, of which $484,000 of such loans in 1998 were determined to be impaired.

Loan origination fees

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is amortized to income using a method that approximates the interest method over the contractual lives of the loans.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Real estate owned

For real estate acquired through foreclosure and in-substance foreclosed assets, a new cost basis is established at fair value at the time of foreclosure through a charge to the allowance for loan losses with a valuation allowance established for estimated costs to sell. The charge to establish the valuation allowance is reflected in other expenses. Subsequent to foreclosure, foreclosed assets are carried at the lower of fair value, less estimated costs to sell, or cost, with the difference recorded as a valuation allowance on an individual asset's basis. Subsequent decreases in fair value and increases in fair value, up to the value established at foreclosure, are recognized as charges or credits to expense.

Premises and equipment

Office properties and equipment are carried at cost less accumulated depreciation. Renewals and betterments are capitalized, whereas repairs and maintenance are charged to expense as incurred. Depreciation is provided by the straight-line method at rates intended to distribute the cost of buildings and equipment over their estimated service lives of ten to fifty years and three to ten years, respectively.

Income taxes

Federal and state income taxes are recognized under the asset and liability method of accounting for income taxes prescribed by SFAS No. 109 Accounting for Income Taxes. Balance sheet amounts of deferred income taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Recognition of deferred tax asset balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized.

Deferred tax expense or benefit is recognized for the change in deferred tax liabilities or assets between periods. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

-------------------------------------------------------------------------------

Savings Association Insurance Fund

The Bank is a member of the Savings Association Insurance Fund ("SAIF"). In 1996 legislation was passed in the United States Congress that required institutions that are members of SAIF to pay a one-time premium to recapitalize the SAIF. In accordance with the Emerging Issues Task Force of the Financial Accounting Standards Board, the SAIF Special Assessment premium expense was recognized in the year the legislation was enacted. The Company recorded the expense of the one-time SAIF Special Assessment (65.7 basis points applied to March 31, 1995 deposit balances) of $1.1 million (approximately $0.39 per share after income taxes) in the third quarter of 1996

Earnings per share

SFAS No. 128 Earnings Per Share was adopted by the Company in the fourth quarter of 1997. Under SFAS No. 128, Basic Earnings Per Share ("Basic EPS") and
Diluted Earning Per Share ("Diluted EPS") are reported in the accompanying financial statements. Basic EPS is based on the weighted average number of common shares outstanding to income available to common stockholders. Outstanding common shares include shares issuable for little or no cash consideration upon the satisfaction of certain conditions as of the date that all necessary conditions have been satisfied. Diluted EPS is based on the weighted average number of common shares outstanding plus any potential dilutive shares committed to be issued upon the satisfaction of certain conditions to income available to common stockholders. A reconciliation of the weighted average of common shares outstanding used in the earnings per share computation follows:

                                                        Year Ended December 31
                                                        ----------------------
                                                         1997             1998
                                                         ----             ----
Common Shares outstanding                               2,076,969    2,076,969
Treasury shares                                          (153,146)    (264,027)
Unreleased ESOP Shares                                    (31,546)     (20,102)
Options - uncontingent                                      2,525        9,112
                                                        ---------    ---------
    Basic EPS                                           1,894,802    1,801,952

Options - contingent                                       19,682       16,271
Unreleased ESOP shares                                     31,546       20,102
                                                        ---------    ---------
    Diluted EPS                                         1,946,030    1,838,325
                                                        =========    =========

[CAPTION]


Mortgage Servicing Rights

Mortgage servicing rights retained on loans sold are capitalized as an asset at estimated fair value and amortized over the estimated servicing period in accordance with SFAS No. 125 Accounting for Transfers Servicing of Financial Assets and Extinguishments of Liabilities that was adopted in 1997. The adoption of SFAS No. 125 had no significant effect on the method utilized in 1996.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications were made in the 1996 and 1997 financial statements in order for them to conform with the reporting format utilized in 1998.

-------------------------------------------------------------------------------

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents were comprised of the following:


                                                                            December 31,
                                                                       1997            1998
                                                                           (In thousands)
        Cash on hand                                                 $ 1,678          $ 1,861
        Cash due from banks                                            2,857            2,737
        Interest bearing deposits at FHLB of Atlanta                   1,849            8,579
        Other interest bearing accounts                                   36               11
                                                                    ---------        ---------
                                                                     $ 6,420          $13,188
                                                                    =========        =========


Cash due from banks at December 31, 1997 and 1998 includes aggregate bank balances of approximately $4.4 million and $11.0 million, respectively, which are not covered by FDIC insurance.


NOTE 3 - INVESTMENT AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

The Company's investment and mortgage-backed securities classified as available for sale consisted of the following:


                                                                          December 31, 1997
                                                    Amortized           Unrealized holding           Estimated
                                                    cost basis       Gains            Losses       market value
                                                                          (In thousands)
     Investment securities
     Maturity in less than one year:
     U.S. Government and agency obligations        $  5,001        $     3          $    (5)        $  4,999
     Maturity between one and five years:
     U.S. Government and agency obligations           2,997              6               (9)           2,994
                                                  -----------     ---------       ------------     -----------
                                                   $  7,998         $    9          $   (14)        $  7,993
                                                  ===========     =========       ============     ===========




                                                                          December 31, 1998
                                                    Amortized           Unrealized holding           Estimated
                                                    cost basis       Gains            Losses       market value
                                                                          (In thousands)
     Investment securities
     Maturity in less than one year:
     U.S. Government and agency obligations        $  1,001        $     3          $      -        $  1,004
     Maturity between one and five years:
     U.S. Government and agency obligations             997             15                 -           1,012
                                                  -----------     ---------       ------------     -----------
                                                   $  1,998         $   18          $      -        $  2,016
                                                  ===========     =========       ============     ===========


Investments securities of $1.0 million have been pledged as collateral for public funds on deposit.

-------------------------------------------------------------------------------

At December 31, 1997 and 1998, the portfolio of securities classified as available for sale have been recorded in the accompanying statement of financial condition at their estimated market value. The difference between amortized cost and estimated market value has been reflected as a separate component of equity, net of related income taxes:

                                                                                December 31,
                                                                       1997                     1998
                                                                               (In thousands)
        Unrealized gain (loss) on securities available for sale      $      (5)               $     18
        Deferred income taxes                                                3                      (7)
                                                                     -----------              ----------

        Net unrealized gain (loss) on securities available for sale  $      (2)               $     11
                                                                     ===========              ==========

NOTE 4 - MORTGAGE-BACKED SECURITIES HELD TO MATURITY

The following summarizes the amortized cost basis, estimated market value and unrealized holding gains and losses related to investments in mortgage-backed securities classified as held to maturity:

                                                                           December 31, 1997
                                                Amortized                  Unrealized holding                    Estimated
                                                cost basis             Gains               Losses               market value
                                                                             (In thousands)
     Maturing in one to five years:
     FNMA certificates                          $   81             $     2                $       -             $       83
     FHLMC certificates                            159                   2                        -                    161
     GNMA certificates                              54                   1                        -                     55
     Maturing in five to ten years:
     FHLMC certificates                            240                   9                        -                    249
     GNMA certificates                             390                  14                       (1)                   403
     Maturing in over ten years:
     GNMA certificates                             143                  12                        -                    155
     FNMA certificates                             104                   4                        -                    108
     FHLMC certificates                            261                  10                        -                    271
                                               -----------         -----------             ------------         -------------
                                               $ 1,432             $    54                 $     (1)            $    1,485
                                               ===========         ===========             ============         =============

                                                                           December 31, 1998
                                                Amortized                  Unrealized holding                    Estimated
                                                cost basis             Gains               Losses               market value
                                                                             (In thousands)
     Maturing in one to five years:
     FHLMC certificates                         $   89             $     1                $       -             $       90
     GNMA certificates                              26                   1                        -                     27
     Maturing in five to ten years:
     FHLMC certificates                            217                   7                        -                    224
     GNMA certificates                             292                  13                        -                    305
     Maturing in over ten years:
     GNMA certificates                              84                  10                        -                     94
     FNMA certificates                              69                   9                        -                     78
     FHLMC certificates                            168                   8                        -                    176
                                               -----------         -----------             ------------         -------------
                                               $   945             $    49                 $      -             $      994
                                               ===========         ===========             ============         =============

-------------------------------------------------------------------------------

The Company has the intent and ability to hold these mortgage-backed securities to maturity and in accordance with the provisions of SFAS No. 115 are recorded in the accompanying statement of financial condition at amortized cost. At December 31, 1997 and 1998, neither a disposal, nor conditions that could lead to a decision not to hold mortgage-backed securities classified as held to maturity, were reasonably foreseen.


NOTE 5 - LOANS RECEIVABLE

Loans receivable consisted of the following:

                                                                               December 31,
                                                                         1997                 1998
                                                                               (In thousands)
        Type of loan
        One-four family residential mortgage loans,
          including loans held for sale                             $   58,339             $   53,019
        Multi-family residential mortgage loans                         11,020                  6,473
        Commercial mortgage and business loans                          65,327                 62,526
        Construction  loans                                              8,230                 12,082
        Consumer loans                                                  19,978                 21,766
                                                                   ------------           ------------
        Total loans                                                    162,894                155,866
                                                                   ------------           ------------

        Less:
          Loans held for sale                                             (223)                  (659)
          Undisbursed loans in process                                  (1,404)                (1,103)
          Unamortized loan origination fees                               (148)                   (69)
          Allowance for loan losses                                     (1,584)                (1,441)
                                                                   ------------           ------------

                                                                        (3,359)                 (3,272)
                                                                   ------------           ------------

        Total loans receivable, net                                 $  159,535             $   152,594
                                                                   ============           =============



Loans and participations serviced on behalf of the Company by others were approximately $4.7 million and $3.6 million at December 31, 1997 and 1998, respectively. Loans and participations serviced by the Company on behalf of others were approximately $23.0 million and $16.2 million at December 31, 1997 and 1998, respectively.

The weighted average yield for all loans was 8.92% and 8.70% at December 31, 1997 and 1998, respectively.

-------------------------------------------------------------------------------

The Company originates both adjustable and fixed interest rate loans. At December 31, 1997 and 1998, the composition of these loans was as follows:

                                  Fixed rate loans                                                  Adjustable rate loans
         Term             December 31,        December 31,             Term to rate            December 31,          December 31,
     to maturity              1997                1998                 adjustment                 1997                  1998
                                   (In thousands)                                                        (In thousands)
     1 mo - 1 yr          $    18,814         $    12,171              1 mo - 1 yr             $    87,348           $    81,208
     1 yr - 5 yrs              28,563              38,587              1 yr - 5 yrs                    492                   625
      Over 5 yrs               27,677              23,275               Over 5 yrs                       -                     -
                          --------------      --------------                                   --------------        --------------
                          $    75,054         $    74,033                                      $    87,840           $    81,833
                          ==============      ==============                                   ==============        ==============

The adjustable rate loans have interest rate adjustment limitations. The majority of the adjustable rate loans are indexed to the one-year U.S. Treasury bill rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

Activity in the allowance for  loan losses account is summarized as follows:

                                                                        Year ended December 31,
                                                                1996             1997           1998
                                                                             (In thousands)
        Balance - Beginning of period                       $     1,509      $     1,659     $     1,584
        Provision for loan losses                                   270              242             605
        Charge-offs                                                (210)            (347)           (780)
        Recoveries                                                   90               30              32
                                                            -----------      -----------      ----------
        Balance - End of period                             $     1,659      $     1,584      $    1,441
                                                            ===========      ===========      ==========

Loans to executive officers and directors are made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. The Company gives employees who are not directors or executive officers a preferred interest rate on adjustable-rate mortgages of up to 3/4%.

Loan activity relating to loans made to executive officers and directors and companies in which executive officers and directors own a significant interest is summarized as follows:

                          Balance                                            Balance
         Year ended       Beginning                                            End
         December 31,     of year        Advances        Repayments          of year
                                              (In thousands)
             1996         $ 1,601         $     957       $    337          $   2,221

             1997         $ 2,221         $     642       $    594          $   2,269

             1998         $ 2,269         $     465       $  2,329          $     405

Unused credit lines or commitments to extend credit to executive officers and directors, and companies to which executive officers and directors own a significant interest aggregated $66,000 and $1.8 million for the years ended December 31, 1997, and 1998, respectively.

-------------------------------------------------------------------------------

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment are summarized by major classifications as follows:

                                                      December 31
                                                   1997        1998
                                                    (In thousands)
Land                                               $   583     $   636
Building and Improvements                            3,711       4,175
Furniture, fixtures and equipment                    1,501       1,277
                                                   -------     -------

                                                     5,795       6,088

Less - Accumulated depreciation                     (2,286)     (2,236)
                                                   -------     -------

                                                   $ 3,509     $ 3,852
                                                   =======     =======

Depreciation expense aggregated approximately $227,000, $285,000 and $320,000 during the years ended December 31, 1996, 1997, and 1998, respectively.


NOTE 7 - INVESTMENT IN FHLB STOCK

The Bank, as a member of the FHLB System is required to maintain an investment in the FHLB of Atlanta. Although the stock represents a form of equity interest in the FHLB of Atlanta, it does not meet the marketability criteria of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, because its ownership is restricted and it lacks a market. As a result, the FHLB stock is classified as a restricted investment security and is stated at cost.


NOTE 8 - ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest receivable consisted of the following:

                                                      December 31
                                                   1997        1998
                                                    (In thousands)
Interest on loans                                  $ 1,609     $ 1,654
Interest on investments and mortgage-backed
  securities                                           174          68
Dividends on Federal Home Loan Bank Stock               39          36
                                                   -------     -------

                                                   $ 1,822     $ 1,758
                                                   =======     =======

-------------------------------------------------------------------------------

NOTE 9 - DEPOSITS

Deposits by major classification and interest rate are summarized as follows:

                                                                            December 31,
                                             Rates                   1997                 1998
                                        1997        1998         Amount      %        Amount     %
                                                                          (Dollars in thousands)
   Demand accounts:
   Non interest-bearing accounts           -           -       $   4,119    2.9     $   5,939    4.7
   NOW accounts                          2.50%       2.00%        11,015    7.7        11,757    9.2
   Money market demand accounts          3.00%       3.00%         4,310    3.0         3,421    2.7
   Passbook accounts                     2.75%       2.75%        15,918   11.1        15,415   12.1
   Statement savings                    2.875%      2.875%         1,400    0.9         2,300    1.7
                                                               ---------   ----     ---------   ----
                                                                  36,762   25.6        38,832   30.4
                                                               ---------   ----     ---------   ----
   Certificate accounts:
   2.00% to 5.00%                                                  1,311    0.9        18,360   14.4
   5.01% to 6.00%                                                 64,433   44.8        62,697   49.2
   6.01% to 7.00%                                                 38,524   26.8         6,835    5.4
   Over 7.00%                                                      2,701    1.9           826    0.6
                                                               ---------   ----     ---------   ----
                                                                 106,969   74.4        88,718   69.6
                                                               ---------   ----     ---------   ----
                                                               $ 143,731  100.0     $ 127,550  100.0
                                                               =========  =====     =========  =====
   Weighted-average cost of interest-bearing deposits              5.10%                4.57%
                                                               =========            =========

Scheduled maturities of certificate accounts were as follows:


                                                                                       December 31,
                                                                                  1997             1998
                                                                                      (in thousands)
              Less than one year                                               $   84,922       $   70,086
              One year to two years                                                19,870           13,347
              Two years to three years                                              1,053            2,331
              Three years to four years                                               288            1,310
              Over four years                                                         836            1,644
                                                                              ------------     ------------
                                                                               $  106,969       $   88,718
                                                                              ============     ============

As of December 31, 1997 and 1998, the Company had aggregate deposit accounts with balances greater than $100,000 of approximately $14.7 million and $11.7 million, respectively. Balances in excess of $100,000 are not covered by FDIC insurance.

-------------------------------------------------------------------------------

Interest expense, by deposit type, for the years ended December 31, 1996, 1997 and 1998 is summarized as follows:

                                                          Year ended December 31,
                                                      1996         1997         1998
                                                                (In thousands)
NOW acccounts                                         $   233     $    248      $   255
Money market demand accounts                               87          100          105
Passbook and statement savings accounts                   542          505          481
Certificate accounts                                    5,350        6,039        5,362
                                                      -------      -------      -------
                                                      $ 6,212      $ 6,892      $ 6,203
                                                      =======      =======      =======


NOTE 10 - BORROWED FUNDS

Borrowed funds at December 31, 1997 and 1998 are comprised of the following:

                                                                                          December 31,
                                                                                 1997                      1998
                                                                                        (In thousands)
   Advances under a $40,000,000 Credit Availability Program(a) expiring
     May 14, 1999, interest rate determined daily at FHLB determined
     "spread" over the rate paid on FHLB overnight deposit accounts,
     interest due monthly                                                       $ 2,000                   $      -
   Advances from Community Investment Fund:
     7.36% principal reducing credit advance dated May 1, 1992, interest due monthly, principal due in equal quarterly installments of $13,514
       commencing May 1993 and continuing through May 2002                           243                       189
     6.53% principal reducing credit advance dated November 2, 1992, interest due monthly, principal due in equal quarterly installments of
       $18,919 commencing in November 1993 and continuing through
       November 2002                                                                 378                       303
    6.91% principal reducing credit advance dated March 4, 1994, interest due monthly, principal due in equal quarterly installments of
       $33,333 commencing in March 2004 and continuing through
       March 2009                                                                    700                       700
    7.49% principal reducing credit advance dated July 8, 1994, interest due monthly, principal due in equal quarterly installments of
       $5,405 commencing in July 1995 and continuing through
       July 2004                                                                     147                       124
   5.27% advance under fixed rate credit plan dated August 25, 1993,
     interest due monthly, principal due August 25, 1998                           3,000                         -
   6.08% advance under fixed rate credit plan dated August 25, 1993,
     interest due monthly, principal due August 25, 2003                           2,000                     2,000
   5.66% five year convertible advance renewed September 24, 1997,
     interest due quarterly, principal due September 24, 2002                      5,000                     5,000
   6.28% advance under fixed rate credit plan dated October 24, 1995,
     interest due monthly, principal due October 24, 2000                          5,000                     5,000
   5.49% ten year convertible advance dated February 4, 1998,
     interest due quarterly, principal due February 4, 2008                           -                     10,000
   4.97% ten year convertible advance dated June 19, 1998,
     interest due quarterly, principal due June 19, 2008                              -                      8,000
                                                                                -------                    -------
   Total advances from Federal Home Loan Bank                                   $18,468                    $31,316
                                                                                =======                    =======


-------------------------------------------------------------------------------


  (a) The Company has a "Credit Availability" agreement with the Federal Home Loan Bank of Atlanta expiring in May 1999, which generally, limits the Company's aggregate borrowings to the amount of credit availability ($40 million). At December 31, 1998, the Company has unused credit availability of approximately $8.7 million.

The Company's advances from the FHLB of Atlanta are secured by a blanket floating lien on qualifying first mortgage loans (approximately $52.4 million at December 31, 1998). The Company incurred interest expense on FHLB advances of approximately $1.3 million, $1.5 million and $1.7 million in 1996, 1997 and 1998, respectively.

Borrowed funds at December 31, 1998 have maturities and/or are scheduled to be liquidated in future years as follows:


                                 Year ending         Principal
                                 December 31,        reductions
                                                   (In thousands)
                                    1999                $ 151
                                    2000                5,151
                                    2001                  151
                                    2002                5,124
                                    2003                2,022
                                 2004 - 2008           18,684
                                    2009                   33
                                                    ------------
                                                      $31,316
                                                    ============

NOTE 11 - INCOME TAXES


Income tax expense is comprised of the following elements of current and deferred Federal and state income taxes:

                                                                 Year ended December 31,
                                                               1996       1997       1998
                                                                    (In thousands)
        Current income tax expense:
        Federal                                              $   464    $   935    $  1,142
        State                                                      3        108         112
                                                            --------   --------   ---------
                                                                 467      1,043       1,254
                                                            --------   --------   ---------
        Deferred income tax expense (benefit):
        Federal                                                 (462)      (104)       (251)
        State                                                    (29)         6           7
                                                            --------   --------   ---------
                                                                (491)       (98)       (244)
                                                            --------   --------   ---------
                                                             $   (24)   $   945    $  1,010
                                                            ========   ========   =========

Bancshares and the Bank file separate federal and state income tax returns. At December 31, 1997, the Company had prepaid federal income taxes of approximately $217,000 and a liability for unpaid state income taxes of approximately $108,000. As of December 31, 1998, the Company had a liability for federal income taxes of approximately $104,000 and a liability for unpaid state income taxes of approximately $152,000.

-------------------------------------------------------------------------------

The provisions for income taxes are different than the amounts determined by applying the federal statutory rate to income before income taxes due to the following:

                                                                             Year ended December 31
                                                                          1996        1997        1998
                                                                            (Dollars in thousands)
Expected income tax at statutory rate                                  $   175     $   754     $   854
Charitable contribution of appreciated property                           (285)         90           -
Excess of fair value over cost of ESOP shares committed for release        118          14          13
Federal Home Loan Bank stock dividends
Dividend received deduction                                                (24)        (35)        (29)
State excise taxes based on income, net of Federal
  income tax expense (benefit)                                             (17)        117         119
Other, net                                                                   9           5          53
                                                                       --------     -------    --------
Total income tax expense (benefit)                                     $   (24)     $  945     $ 1,010
                                                                       ========     =======    ========
Effective income tax rate                                                 (5)%         40%         40%
                                                                       ========     =======    ========

Deferred income tax expense (benefit) results from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. Deferred income taxes are also provided on certain components of equity. The sources and tax effects of these temporary differences and the separately stated components of equity resulting in deferred income taxes are as follows:

                                                   Deferred tax (benefit) liability related to:
                                                                                                                 Accrued
     Temporary             Bad debt deduction     Loan   Accumulated   Prepaid   Contribution                   compensated
reporting difference       (Asset)  Liability     Fees   Depreciation  Expenses  carryforward MRDP     Other     absences    Total
                                                                         (In thousands)
Balance-December 31, 1995    (457)    857        (101)       28          95          -           -        -         -          422
1996 changes                  (52)   (172)         62         2          37       (268)        (45)     (31)      (48)        (515)
                           -------  ------     -------   -------      ------    --------     ------    -----    ------       ------
Balance-December 31, 1996    (509)    685         (39)       30         132       (268)        (45)     (31)      (48)         (93)
1997 changes                  (38)    (84)        (20)       31        (281)       268          (8)      73       (13)         (72)
                           -------  ------     -------   -------      ------    --------     ------    -----    ------       ------
Balance-Deember 31, 1997     (547)    601         (59)       61        (149)         -         (53)      42       (61)        (165)
1998 changes                  (84)   (198)         22         9           -          -         (10)       -        29         (232)
                           -------  ------     -------   -------      -------   --------     ------    -----    ------      -------
Balance-December 31, 1998  $ (631)  $ 403      $  (37)   $   70       $ (149)   $    -       $ (63)    $ 42     $ (32)      $ (397)
                           =======  ======     =======   =======      =======   ========     =======   =====    ======      =======


NOTE 12 - PENSION PLAN

The Company froze the benefits of its defined benefit noncontributory retirement plan ("Plan") in May 1997 with the intention of terminating the plan and recognized an expense in 1997 of $588,000 for the unfunded projected liability in accordance with SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. The Plan covered substantially all of its employees. Benefits were generally based upon the fractional rule based on service. It was the Company's policy to make contributions to the Plan sufficient to meet minimum funding requirements of applicable laws and regulations. Plan assets consist principally of passbook savings, certificates of deposit and life insurance. During 1998 the Plan was terminated and the Plan's assets were distributed to the participants.

-------------------------------------------------------------------------------

NOTE 13 - STOCK OWNERSHIP AND OPTION PLANS

Employee Stock Ownership Plan
The Bank has established an internally-leveraged Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of the Bank's participating employees meeting certain eligibility requirements. In general, participating employees must be full-time employees (defined as an employee working 1,000 hours or more during an employment year) with one or more years of service and must have attained the age of 21 years.

The ESOP borrowed funds from the Company in an amount sufficient to purchase 163,990 shares. The loan is secured by the shares purchased and will be repaid by the contributions to the ESOP by the Bank and any other earnings on ESOP assets. The loan has an outstanding balance of $280,000 and $172,000 as of December 31, 1997 and 1998, respectively.

Accounting for the ESOP is in accordance with Statement of Position 93-6, Employers Accounting for Employee Stock Ownership Plans issued by the American Institute of Certified Public Accountants. Accordingly, the Company's loan to the ESOP is reflected as a reduction of stockholders' equity as "unearned employee compensation". The ESOP is expected to cover its debt service requirements through discretionary contributions to the ESOP by the Bank and through dividends paid on shares of Company common stock held by the ESOP. The shares held by the ESOP are committed for release from collateral as principal repayment of the loan is made. At such time, unearned employee compensation is reduced by the cost basis of shares released and compensation is charged for the fair value of such shares at the date of release. Any difference between the cost basis and fair value of shares committed for release is charged or credited to additional paid-in capital, net of related income taxes. As shares are committed for release, they become outstanding for earnings per share computations.

Shares committed for release are held in a suspense account for allocation among participants. Contributions to the ESOP and shares released from the suspense account are allocated among participants at the end of each Plan year (December
31) in proportion to their compensation relative to total compensation of all active participants. Benefits generally become 100% vested after five years of credited service. Vesting is accelerated upon retirement, death or disability. Since the Company's annual contributions are discretionary, benefits payable under the ESOP cannot be estimated.

Dividends paid on unallocated ESOP shares are recorded as reductions of debt and accrued interest, whereas dividends on allocated ESOP shares are recorded as a reduction in retained earnings. The following summarizes activity related to the ESOP for the three years ended December 31, 1998:

                                           Unearned employee               Additional
                                             compensation                    paid-in          Compensation
                                         Shares       Amount                 capital             expense
                                                          (Dollars in thousands)
     1996
     Shares committed for release:       112,949         1,130                $     347          $   1,477
                                      ------------   ------------            ============       ============
     Balances - December 31, 1996        (40,111)    $    (401)

     1997
     Shares committed for release:        12,070           121                $      41          $     162
                                      ------------   ------------            ============       ============
     Balances - December 31, 1997        (28,041)    $    (280)

     1998
     Shares committed for release:        10,878           108                $      65          $     173
                                      ------------   ------------            ============       ============
     Balances - December 31, 1998        (17,163)    $    (172)
                                      ============   ============

-------------------------------------------------------------------------------

Management Recognition and Development Plan

On April 17, 1996, the Company established the 1996 Management Recognition and Development Plan (the "MRDP"). The MRDP was established in order to increase the proprietary and vested interest of certain key Company employees and Directors in the growth, development and financial success of the Company by granting them awards of a maximum of 82,000 restricted shares of the Company's common stock. Among other provisions of the MRDP, the MRDP shares are restricted as to transferability prior to vesting, which vesting is to occur generally over a five-year period at a rate of 20% per year, commencing one year after the original date of grant.

As of December 31, 1998, the Company has awarded the 82,000 restricted shares of the Company's common stock in accordance with the terms and conditions of the MRDP. The restricted shares were obtained from stock held in treasury (54,906 shares) and from authorized and unissued common stock (27,094 shares) and were recorded to unearned employee compensation at the then prevailing market price of the company's common stock ($15.75 per share). Unearned compensation related to the MRDP is reflected as a reduction of stockholders' equity and is being amortized to expense on a ratable basis over the five-year vesting period. MRDP amortization expense was $272,000 in 1998. As of December 31, 1998, 34,028 shares are vested, 615 shares have been forfeited, and 47,357 remain unreleased.

Stock Option Plan

On April 17, 1996, the Company established the 1996 Stock Option Plan (the "Plan"). The Plan was established in order to promote the interests of the Company by attracting, retaining and motivating exceptional executive personnel and other key employees and Directors of the Company. The Plan sets an exercise price not less than 100% of the per share fair market value at the date of grant (110% under certain circumstances), contains various anti-dilution/enlargement provisions, and generally provides for vesting of awards at a rate of 20% per year, commencing one year after the original date of grant. Options are generally exercisable until the tenth anniversary date of the grant.

The Plan provides that a maximum of 204,988 options to acquire the Company's common stock may be granted under the Plan. Commensurate with its April 17, 1996 adoption of the Plan, the Board of Directors granted awards aggregating 102,492 share options to the Company's Directors and certain key Company employees, at an exercise price equal to the fair market value per share at the date of grant ($15.75 per share, which amount was subsequently adjusted in accordance with Plan provisions to $11.75 per share so as to give appropriate recognition to the effects of 1996 Special dividends). During 1998, an additional 14,000 options were granted to certain officers and directors under the Plan.

The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, on January 1, 1996. SFAS No. 123 encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. The resulting compensation cost would be shown as an expense on the income statement. Companies may choose to continue to measure compensation for stock-based plans using the intrinsic method of accounting prescribed by APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees. Entities electing to continue the accounting prescribed in APB 25 will be required to disclose in the notes to the financial statements what net income and earnings per share would have been if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Such pro forma information is as follows for 1997 and 1998 (in thousands):

                                   1997        1998
                                  ------      ------
             Net income           $1,339      $1,444
             Basic EPS            $ 0.71      $ 0.80
             Diluted EPS          $ 0.70      $ 0.79

-------------------------------------------------------------------------------

NOTE 14 - REGULATORY COMPLIANCE

The Bank is required to maintain specific amounts of capital pursuant to FDIC requirements and the Company is required to maintain specific amounts of capital pursuant to the regulations of the Federal Reserve Board. As summarized below, the Company and Bank are in compliance with all such requirements at December 31, 1998:


                                                                                             Percentage of
                                                                                             adjusted total
                                                                        Amount                 assets
           First Southern Bancshares, Inc:                                  (Dollars in thousands)
           Primary capital ratios:
           GAAP capital                                                $    18,008
           Adjustments:
           Mortgage servicing rights                                            (8)
           Net unrealized loss on securities available for sale                (11)
                                                                       -----------
           Tier 1 capital                                                   17,989                9.96%
           Minimum Tier 1 (leverage) requirement                             7,227                4.00%
                                                                       -----------              ------

           Excess                                                      $    10,762                5.96%
                                                                       ===========              ======
           Risk-based capital ratios:
           Core (Tier 1) Capital                                            17,989               12.85%
           Minimum core capital                                              5,601                4.00%
                                                                       -----------              ------
           Excess                                                      $    12,388                8.85%
                                                                       ===========              ======
           Risk-based capital                                          $    19,430               13.88%
           Minimum risk-based capital requirement                           11,202                8.00%
                                                                       -----------              ------
           Excess                                                      $     8,228                5.88%
                                                                       -----------              ------

Under the FDICIA prompt corrective action provisions applicable to banks, the most recent notification from the FDIC categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio as set forth in the following table and not be subject to a capital order. There are no conditions or events since that notification that management believes have changed the Bank's risk-based capital category.

                                                                                             Percentage of
                                                                                             adjusted total
                                                                        Amount                assets
           First Southern Bank:                                             (Dollars in thousands)
           Total capital (to risk-weighted assets)                     $    18,934               13.53%
           To be well capitalized under the FDICIA
             prompt corrective action provisions                            13,993               10.00%
                                                                       -----------              ------
           Excess                                                      $     4,941                3.53%
                                                                       ===========              ======
           Tier 1 capital (to risk-weighted assets)                    $    17,493               12.50%
           To be well capitalized under the FDICIA
             prompt corrective action provisions                             8,396                6.00%
                                                                       -----------              ------
           Excess                                                      $     9,097                6.50%
                                                                       ===========              ======
           Tier 1 capital (to average assets)                          $    17,493                9.69%
           To be well capitalized under the FDICIA
             prompt corrective action provisions                             9,029                5.00%
                                                                       -----------              ------
           Excess                                                      $     8,464                4.69%
                                                                       -----------              ------

-------------------------------------------------------------------------------

As an Alabama state-chartered bank which is not a member of the Federal Reserve System, the Bank is required by Alabama law to maintain at all times a reserve (comprised of cash on hand) based upon average daily deposits of the Bank. At December 31, 1998, the Bank's qualifying reserves of approximately $1.7 million significantly exceeded the required reserve of $297,000.


NOTE 15 - INTEREST RATE RISK

The Company is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At December 31, 1998, the Company's interest earning assets consisted of approximately 49% fixed interest rates and approximately 51% adjustable interest rates (47% and 53%, respectively, at December 31, 1997). Approximately 95% of the Company's assets at December 31, 1998 earned interest. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time. The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Conversely, in a stable or decreasing rate environment, the Company's asset value and net interest income will show improvement.


NOTE 16 - COMMITMENTS AND CONTINGENCIES

Loan commitments and other matters

The Company makes loan commitments and incurs contingent liabilities in the normal course of business. The Company is, from time to time, a defendant in legal actions arising from normal business activities. Management does not anticipate that the ultimate liability, if any, arising from litigation outstanding at December 31, 1998 will have a materially adverse effect on the financial statements.

Outstanding loan commitments issued by the Company (excluding loans in process and standby letters of credit) in the normal course of business were comprised of unused advances under line-of-credit agreements totaling $12.3 million as of December 31, 1998.

Year 2000

The Company and Bank are subject to risks associated with the "Year 2000" software problem, a term that refers to uncertainties about the ability of various software systems to interpret dates correctly after the beginning of the Year 2000. Many existing computer programs (information technology "IT systems") and embedded technology such as microcontrollers ("non-IT systems") use only two digits to identify a year in the data field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, computer and/or equipment applications could fail or create erroneous results in the year 2000. The Company has a task force that has completed an initial study of its computerized IT systems, equipment non-IT systems, including third party servicers, and prepared a plan to address the Year 2000 problem. The plan is in various stages of completion and is monitored by management and the audit committee of the board of directors. Bancshares does not estimate that the costs associated with the Year 2000 Issue will materially impact future operating results. The expense to modify and test its computer programs and systems are estimated to be $50,000 through 1999. Such costs will be recognized as incurred.

Bancshares contingency plan includes the use of alternative vendors, another bank's system or manual entry until an acceptable alternative is established.

The Company's process of evaluating potential effects of Year 2000 issues on customers of the Bank is in its early stages, and it is therefore impossible to quantify the potential adverse effects of incompatible IT and non-IT systems on loan customers. The failure to prepare adequately for Year 2000 compatibility could have a significant adverse effect on such customer's operations and profitability, in turn inhibiting its ability to repay loans in accordance with their terms. Until sufficient information is accumulated from customers of the bank to enable the Company to assess the degree to which customers' operations are susceptible to potential problems, the Company will be unable to quantify the potential losses from loans to commercial customers.

-------------------------------------------------------------------------------

NOTE 17 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, letters of credit, interest rate caps and floors written on variable rate loans. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and letters of credit are represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. For interest rate caps and floors, the contract or notional amounts do not represent exposure to credit loss.

                                                    Contract or notional amount
                                                            December 31,
                                                       1997              1998
                                                           (In thousands)
        Financial instruments and contract amounts
          which represent credit risk:
        Commitments to extend credit                 $  2,240         $   1,254
        Unused lines of credit                       $  7,745         $  12,279
        Standby letters of credit                    $    316         $      10

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.


NOTE 18 - SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

Substantially, all of the Company's business activity is with customers located in Lauderdale and Colbert Counties, and surrounding counties in Northwest Alabama. As such, a significant portion of its loan portfolio is collateralized by real estate located in the same geographic location.

-------------------------------------------------------------------------------

NOTE 19 - STOCK REPURCHASE PROGRAM

In October 1995, the Company's Board of Directors approved a Stock Repurchase Program whereby the Company may repurchase up to 102,493 shares of its common stock, which number of shares represents 5% of the Company's issued common stock. In June 1996 the Company's Board of Directors approved an extension of the Stock Repurchase Program whereby the Company, upon completion of the repurchase original 102,493 shares of its common stock, could then repurchase up to an additional 102,493 shares of its common stock. The ongoing program has resulted in the 1996, 1997 and 1998 acquisition of 114,400, 79,930 and 224,182 shares, respectively, of Company common stock (aggregating 20.2% of issued shares) at an aggregate cost of $1.5 million, $1.1 million and $3.6 million in 1996, 1997 and 1998, respectively. 54,906 of such shares were utilized in the funding of the MRDP, 5,250 were used to satisfy options exercised and 408,262 are held in treasury at December 31, 1998.


NOTE 20 - BANK DIVIDEND RESTRICTIONS

As required by OTS regulations, the Association established a liquidation account at the time of the conversion. The liquidation account (which account was assumed by the Bank) is maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the conversion. The initial balance of this liquidation account was equal to the Association's net worth as defined by OTS regulations as of the date of the latest statement of financial condition contained in the final offering circular. The liquidation account will be reduced annually to the extent the eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank (and only in such event) each eligible holder shall be entitled to receive a liquidation distribution from this account in the amount of the then current adjusted balance for deposits then held, before any liquidation distribution may be made to the Bank's stockholder, Bancshares. The liquidation account restricts the Bank's use of its net worth related to the repurchase of its stock from or payment of dividends to Bancshares.

The Bank may not declare or pay a cash dividend on any of its capital stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account, which account, was assumed by the Bank. In addition, the Bank is subject to restrictions on dividends under the Alabama Banking Code, which provides that an Alabama state bank must transfer to surplus each year at least 10% of its net earnings (and thus cannot declare or pay a dividend in excess of 90% of net earnings) until its surplus equals at least 20% of its capital. Furthermore, the Bank must obtain regulatory approval to declare dividends in any calendar year in excess of the total of its net earnings of that year combined with its retained net earnings of the preceding two years, less any required transfers to surplus.

-------------------------------------------------------------------------------

NOTE 21 - FIRST SOUTHERN BANCSHARES, INC. PARENT COMPANY ONLY FINANCIAL
STATEMENTS

Condensed parent company only financial statements for First Southern Bancshares, Inc. are set forth below:

    CONDENSED BALANCE SHEET (In thousands)

                                                        December 31,
                                                      1997          1998
    ASSETS

    Cash and cash equivalents                      $     121      $     284
    Notes receivable                                     280            172
    Investment in wholly-owned subsidiary             20,520         17,512
    Other assets                                          74            102
                                                   ---------      ---------

    TOTAL ASSETS                                   $  20,995      $  18,070
                                                   =========      =========

    LIABILITIES AND STOCKHOLDERS' EQUITY
    LIABILITIES
    Other accrued liabilities                      $      46      $      62
                                                   ---------      ---------
    Total liabilities                                     46             62
    STOCKHOLDERS' EQUITY                              20,949         18,008
                                                   ---------      ---------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $  20,995      $  18,070
                                                   =========      =========

    CONDENSED STATEMENT OF INCOME (In thousands, except share amounts)

                                                                            Year ended December 31,
                                                              1996                     1997                   1998
    INCOME
    Equity in earnings of wholly-owned subsidiary          $     510               $    1,477              $   1,583
    Other                                                        276                       18                     18
                                                           ---------               ----------              ---------
     Total income                                                786                    1,495                  1,601
     EXPENSES                                                    231                      139                    157
                                                           ---------               ----------              ---------
     Net income before income taxes                              555                    1,356                  1,443
     Provision for income taxes                                   17                      (41)                   (58)
                                                           ---------               ----------              ---------
     NET INCOME                                            $     538               $    1,397              $   1,502
                                                           =========               ==========              =========
     BASIC EARNINGS PER SHARE                              $    0.28               $     0.74              $    0.83
     DILUTED EARNINGS PER SHARE                            $    0.28               $     0.73              $    0.82
     DIVIDENDS PER SHARE, REGULAR AND SPECIAL              $    5.90               $     0.50              $    0.80
     DIVIDEND PAYOUT RATIO DURING THE PERIOD                2107.14%                    67.57%                96.39%

-------------------------------------------------------------------------------


 CONDENSED STATEMENT OF CASH FLOWS (In thousands)



                                                                                      Year ended December 31,
                                                                                1996               1997             1998
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                                $       538       $      1,397      $      1,502
 Adjustments to reconcile net income to net cash provided by operations:
   Equity in earnings of wholly-owned subsidiary                                  (510)             3,512             3,095
   (Increase) decrease in other assets                                              31                (52)              (28)
   (Decrease) in income taxes payable                                              (13)                (3)              -
   Increase ( decrease) in other accrued liabilities                                17                (30)               16
                                                                             -------------   ---------------  -------------
 Cash flows from operating activities                                               63              4,824             4,585
                                                                             -------------   ---------------  -------------
 CASH FLOWS FROM INVESTING ACTIVITIES:
 Maturity and sales of investment and mortgage-backed securities                 2,804                -                 -
 Principal reductions in notes receivable                                        5,530                121               108
                                                                             -------------   ---------------  -------------
 Cash flows from (used in) investing activities                                  8,334                121               108
                                                                             -------------   ---------------  -------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from borrowings                                                        4,250                -               2,750
 Repayments of borrowings                                                         (250)            (4,000)           (2,750)
 Cash dividends, including dividends on unallocated ESOP shares                (12,021)              (870)           (1,361)
 Acquisition of treasury stock                                                  (1,501)            (1,078)           (3,640)
   ESOP shares committed for release                                             1,477                162               147
   Amortization of MRDP shares                                                     172                258               311
   Equity in reserves of wholly-owned subsidiary                                   (40)                38                13
                                                                             -------------   ---------------  -------------
 Cash flows from (used in) financing activities                                 (7,913)            (5,490)           (4,530)
                                                                             -------------   ---------------  -------------
 INCREASE IN CASH AND CASH EQUIVALENTS                                             484               (545)              163

 CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                   182                666               121

                                                                             -------------   ---------------  -------------
 CASH AND CASH EQUIVALENTS - END OF PERIOD                                 $       666       $        121    $          284
                                                                             -------------   ---------------  -------------

-------------------------------------------------------------------------------

NOTE 22 - CARRYING AMOUNTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of financial instruments as of December 31, 1998 are summarized as follows:


                                                                      Carrying               Fair
                                                                        amount              value
                                                                             (In thousands)
        FINANCIAL ASSETS
        Cash and cash equivalents                                     $  13,188          $  13,188
        Investment securities                                             2,016              2,016
        Mortgage-backed securities                                          945                994
        Loans receivable, net                                           152,594            153,428
        Loans held for sale                                                 659                659
        Federal Home Loan Bank stock                                      1,918              1,918
        Accrued dividends and interest receivable                         1,758              1,758
                                                                    ---------------    -------------
                                                                      $ 173,078          $ 173,961
                                                                    ==============    ==============


        FINANCIAL LIABILITIES
        Deposits:
          Demand accounts                                             $  38,832          $  38,832
          Certificates of deposit                                        88,718             88,651
        Advances from Federal Home Loan Bank                             31,316             31,316
                                                                    --------------    --------------
                                                                      $ 158,866          $ 158,799
                                                                    ==============    ==============


Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Certain financial instruments and all nonfinancial instruments are excluded. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles, and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate the value:

  Cash and cash equivalents
  Based upon the nature of the instrument, carrying value approximates fair value.

  Investment and mortgage-backed securities
  Fair value was determined based upon quoted market prices and/or dealer quotes.

  Loans receivable and loans held for sale

  The fair value of loans receivable was estimated (1) by market value for those loans which have a readily available market, and (2) discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and with the same remaining term to maturity, as adjusted for an estimate of borrower prepayments and estimated loan losses. The fair value of loans held for sale, which instruments were of recent creation and reflect currently existing market rates and attributes, approximates their carrying value.

  Federal Home Loan Bank stock
  The carrying value of the Federal Home Loan Bank stock reasonably reflects its fair value.

-------------------------------------------------------------------------------

  Accrued dividends and interest receivable

  Based upon the nature of the instrument, the carrying value approximates fair value.

  Deposits

  The carrying value of demand deposits and other non fixed maturity deposit accounts reflects the amount payable on demand and therefore, is a reasonable approximation of fair value. The estimated fair values of certificates of deposit were estimated by discounting future cash flows using the rates currently being offered for deposits of similar remaining maturities.

  Advances from Federal Home Loan Bank

  The estimated fair value of Federal Home Loan Bank loan balances was determined by discounting future cash flows using the rates currently being offered by Federal Home Loan Bank on advances having similar characteristics.

  Off-balance sheet financial commitments

  The Company had $13.5 million of off-balance sheet financial commitments as of December 31,1998, which are commitments to originate loans and unused lines of credit. Since these obligations are based on current market rates, the carrying amount is considered to be a reasonable estimate of fair value.


By their nature, estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in any of the assumptions used in calculating fair value could significantly affect the estimates. Further, the fair value estimates were calculated as of December 31, 1998. Subsequent changes in market interest rates and other conditions could significantly change the fair value.

Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has significant assets and liabilities that are not considered financial assets or liabilities including deposit franchise value, loan servicing portfolio, real estate, deferred tax liabilities, premises and equipment, and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

                            COMMON STOCK INFORMATION

The common stock of First Southern Bancshares, Inc. is quoted on The NASDAQ National Stock Market under the symbol "FSTH." As of February 23, 1999, First Southern Bancshares, Inc. had 662 shareholders and 1,653,707 shares of common stock outstanding. This does not include the number of persons or entities who hold the stock in nominee or "street name."

Bancshares' ability to pay dividend depends primarily upon the Bank's ability to pay dividends. As discussed in Note 20 to the consolidated financial statements, the Bank's ability to pay dividends is restricted by regulatory capital requirements, the required maintenance of a liquidation account established by First Federal Savings and Loan Association of Florence (which account was assumed by the Bank), and provisions of the Alabama Banking Code.

The following table sets forth per share market prices and dividend information for Bancshares common stock. Dividends are listed by quarter in which declared by the Board of Directors.

                1997            High            Low         Dividend
           First quarter     $  13.750      $  12.000       $  0.125

           Second quarter    $  13.250      $  12.750       $  0.125

           Third quarter     $  15.250      $  13.250       $  0.125

           Fourth quarter    $  16.250      $  14.375       $  0.125

                1998            High            Low         Dividend
           First quarter     $  16.500      $  14.750       $  0.425

           Second quarter    $  18.375      $  15.500       $  0.125

           Third quarter     $  17.375      $  14.750       $  0.125

           Fourth quarter    $  16.875      $  13.375       $  0.125

                                       48

                           DIRECTORS AND OFFICERS OF
                      FIRST SOUTHERN BANCSHARES, INC. AND
                              FIRST SOUTHERN BANK

        Members of the Board of Directors         Officers
        ----------------------------------        -------------------------------------
        William E. Batson                         Charles L. Frederick, Jr.
        Chairman of the Board                     President and Chief Executive Officer
        Self-employed accountant
                                                  Thomas N. Ward
        Charles L. Frederick, Jr.                 Executive Vice President and
        President and Chief Executive Officer       Chief Operating Officer
        First Southern Bancshares, Inc. and
          First Southern Bank                     Glenda Young
                                                  Senior Vice President and
        Thomas N. Ward                              Chief Accounting Officer
        Executive Vice President and
          Chief Operating Officer                 Marva Kaye Townsend
        First Southern Bank                       Assistant to the President and
                                                    Corporate Secretary
        Milka S. Duke
        Retired                                   Brent Turpen
        Former officer of First Federal Savings   Treasurer/Controller
          and Loan of Florence
                                                  Sharon Robbins
        Kenneth Williams                          Assistant Corporate Secretary
        Partner of Williams & Son Oil Co.
        (An oil distribution company)             Vice Presidents:
                                                  ----------------
                                                  Linda Allen
        J. Acker Rogers                           Tyler Calhoun III
        Partner                                   Kenneth McLain
        Rogers, Carlton & Associates, Inc.        Farrell Southern
        (Insurance Agency)                        Irene Woods
                                                  Jerry Hastings
        Gary Gamble
        President
        Plantation Springs, Inc.                  Assistant Vice Presidents:
        (Land development company)                --------------------------
                                                  Donna Ezekiel
        James E. Bishop                           Marsha Rochester
        President and Owner                       Natalie Tackett
        Jim Bishop Chevrolet, Inc. and            Marc Tays
          Buick Oldsmobile, Inc.                  Brenda Crittenden
        (Automobile and truck dealership)

        S. Gregory Beadle
        President
        SBS Electric Supply
        (Electrical supply company)

        Steve McKinney
        President
        Southern Fastening Systems, Inc.
        (Fastener manufacturer)

                              COMPANY INFORMATION


     Corporate Headquarters                   Transfer Agent

     102 South Court Street                   Registrar and Transfer Agent
     Florence, Alabama 35630                  10 Commerce Drive
                                              Cranford, New Jersey  07016

     Independent Auditors                     Common Stock

     Marmann, McCrary & Associates, P.C.      The NASDAQ National Market System
     900 E. Second St.                        NASDAQ Symbol:  FSTH
     Sheffield, Alabama 35660


     Special Securities Counsel

     Muldoon, Murphy & Faucette LLP
     5101 Wisconsin Avenue, N.W.
     Washington, D.C. 20016

--------------------------------------------------------------------------------

                                 ANNUAL MEETING


The Annual Meeting of Stockholders will be held Wednesday, April 21, 1999, at 10:00 a.m., Central Time, at the main office of First Southern Bank, 102 South Court Street, Florence, Alabama. Stockholders of record as of the close of business on March 6, 1999 are those stockholders entitled to notice of and to vote at the Annual Meeting.

--------------------------------------------------------------------------------

A COPY OF THE ANNUAL REPORT ON FORM 10-KSB, INCLUDING FINANCIAL STATEMENTS, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING OF STOCKHOLDERS UPON WRITTEN REQUEST TO THE SECRETARY OF FIRST SOUTHERN BANCSHARES, INC., 102 SOUTH COURT STREET, FLORENCE, ALABAMA 35630.

--------------------------------------------------------------------------------

                                       50