Form 10KSB, Exhibit 13
period 1999-12-31
FIRST SOUTHERN BANCSHARES INC/DE
filed 2000-03-27
CIK 934302

                               TABLE OF CONTENTS

                                                                                                     Page
       Business of the Company                                                                          1
       President's message                                                                              2
       Tables:
          I     Selected consolidated financial condition, operating and other data                     3
          II    Key operating ratios                                                                    4
          III   Weighted average yields earned and rates paid                                           5
          IV    Effects of changing rates and volume on net interest income                             6
          V     Interest rate sensitivity                                                               7
       Management's discussion and analysis of financial condition and
         results of operations                                                                     8 - 18
       Independent auditors' report on consolidated financial statements                               19
       Consolidated financial statements                                                          20 - 24
       Notes to consolidated financial statements                                                 25 - 47
       Common stock information                                                                        48
       Directors and officers                                                                          49
       Company information                                                                             50
       Notice of annual meeting of stockholders                                                        50
       10-KSB information                                                                              50


-------------------------------------------------------------------------------


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

                              PRESIDENT'S MESSAGE



To Our Stockholders:

On behalf of the Board of Directors, Officers and Employees of First Southern Bancshares, Inc. and its wholly-owned subsidiary, First Southern Bank, I am pleased to present our Annual Report for Fiscal Year ended December 31, 1999.

Our ongoing commitment to maintain a strong capital base, minimize risk, and enhance shareholder value continues to be critical in the strategic planning of First Southern Bancshares, Inc. Total stockholders' equity to total assets as of December 31, 1999 was 7.8% compared to 10.1% as of December 31, 1998. The reduced equity is a result of our continuing effort to repurchase outstanding stock in an effort to enhance shareholder value. Total assets as of December 31, 1999 were $178,798,000, an increase of $423,000 from December 31, 1998.
Consolidated net income for 1999 was $1,246,000.

Many factors contributed to our 1999 results and are discussed in more detail in other sections of this Annual Report.

Our focus continues to be directed at providing the best possible financial services for the residents of Northwest Alabama and surrounding areas. With the combined efforts of our Board of Directors and dedicated staff, we will remain successful.



Sincerely,


/s/ Charles L. Frederick, Jr.
-----------------------------
Charles L. Frederick, Jr.
President/CEO

TABLE I - SELECTED CONSOLIDATED FINANCIAL CONDITION, OPERATING AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, operating results and certain other related data of the Company at the dates and for the periods indicated.


                                                                           At December 31,
                                                        --------------------------------------------------------
                                                                           (In Thousands)
Financial condition data                                  1995       1996       1997        1998       1999
Total assets                                            $ 180,855  $ 184,484  $ 183,673   $ 178,375  $ 178,798
Loans receivable, net                                     152,105    159,718    159,758     153,253    155,818
Cash and cash equivalents                                   8,971      4,220      6,420      13,188      5,906
Investment securities                                       8,792     10,948      7,993       2,016      4,408
Mortgage-backed securities                                  3,135      1,887      1,432         945      3,527
Deposits                                                  131,867    132,800    143,731     127,550    126,870
Advances from Federal Home Loan Bank                       16,770     25,619     18,468      31,316     33,665
Other notes payable                                             -      4,000          -           -      2,000
Agreement to repurchase securities                              -          -          -           -      1,487
Total stockholders' equity                                 31,495     21,042     20,949      18,008     13,969
Non performing assets                                       2,584      1,639      1,206       4,069      3,168
Allowance for loan losses                                   1,509      1,659      1,584       1,441      1,400

                                                                          Ended December 31,
                                                       --------------------------------------------------------
                                                               (In thousands, except per share amounts)
Operating data                                            1995        1996       1997        1998       1999
Interest income                                        $   13,768   $ 15,089  $  15,446  $   15,177  $  13,951
Interest expense                                            6,690      7,537      8,452       7,956      7,105
                                                       -----------  --------- ---------- ----------- ----------
Net interest income                                         7,078      7,552      6,994       7,221      6,846
Provision for loan losses                                     565        270        242         605        528
                                                       -----------  --------- ---------- ----------- ----------
Net interest income after provision
  for loan losses                                           6,513      7,282      6,752       6,616      6,318
Noninterest income                                            432        426        766         956        782
Noninterest expense                                         3,921      7,194      5,176       5,060      5,046
                                                       -----------  --------- ---------- ----------- ----------
Income before income taxes                                  3,024        514      2,342       2,512      2,054
Income tax expense (benefit)                                1,069        (24)       945       1,010        808
                                                       -----------  --------- ---------- ----------- ----------

Net income                                             $    1,955   $    538  $   1,397  $    1,502  $   1,246
                                                       ===========  ========= ========== =========== ==========

 Basic Earnings per share                                     N/A   $   0.28  $    0.74  $     0.83  $    0.80
                                                       ===========  ========= ========== =========== ==========

 Diluted Earnings per share                                   N/A   $   0.28  $    0.73  $     0.82  $    0.79
                                                       ===========  ========= ========== =========== ==========

Cash dividends per share:
   Regular dividends                                   $     0.23   $   0.50  $    0.50  $     0.50  $    0.50

   Special cash dividends                              $        -   $   5.40  $       -  $     0.30  $       -
                                                       -----------  --------- ---------- ----------- ----------

Total cash dividends                                   $     0.23   $   5.90  $    0.50  $     0.80  $    0.50
                                                       ===========  ========= ========== =========== ==========

                                                                               At December 31,
                                                        --------------------------------------------------------
                                                                               (In Thousands)
Other data                                                  1995       1996       1997        1998       1999
 Real estate loans                                           2,137      1,975      2,032       1,828      1,709
 Deposit accounts                                           12,741     12,584     12,508      12,092     11,697
 Number of branch offices                                        5          5          5           6          6

TABLE II - OPERATING RATIOS

The table below sets forth certain performance, asset quality and capital ratios of the company at or for the periods indicated


                                                                      Year ended December 31,

                                                      1995         1996       1997      1998      1999
Performance ratios

Return on average assets (net income
  divided by average assets)                          1.17%       0.29%      0.75%     0.81%     0.70%

Return on average stockholders' equity (net
  income divided by average equity)                   7.42%       2.04%      6.74%     7.45%     7.30%

Dividend payout ratio (dividends declared per
 share divided by basic earnings
  per share):
  Regular dividends (1)                                N/A      178.57%     67.57%    60.24%    62.50%
  Special dividends                                    N/A     1928.57%       N/A     36.14%      N/A

Interest rate spread (difference between
  average yield on interest-earning assets and
  average cost of interest-bearing liabilities)       3.83%       3.75%      3.52%     3.72%     3.82%

Net interest margin (net interest income as a
  percentage of average interest-earning assets)      4.45%       4.37%      3.98%     4.15%     4.16%

Non-interest expense to average assets                2.34%       3.94%      2.78%     2.73%     2.85%

Average interest-earning assets to interest
  bearing liabilities                               114.95%     114.26%    109.69%   109.61%   107.81%

Asset quality ratios

Allowance for loan losses to net loans
  at end of period                                    0.99%       1.04%      0.99%     0.94%     0.90%

Net charge offs to average outstanding
  loans during period                                 0.11%       0.08%      0.19%     0.49%     0.38%

Ratio of nonperforming assets to total assets
  at end of period                                    1.43%       0.89%      0.66%     2.28%     1.77%

Capital ratios

Average stockholders' equity to average assets
  during period                                      15.71%      14.47%     11.12%    10.89%     9.63%

-------------------------------------
(1) The Company had no stockholders until completion of its initial public stock offering on April 13, 1995.

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


                                                          Year ended December 31,                                            At
                                                      1997                      1998                     1999           December 31,
                                                    Interest                  Interest                 Interest            1999
                                           Average    and     Yield/  Average    and    Yield/ Average    and     Yield/   Yield/
                                           balance  dividends  cost  balance  dividends  cost  balance dividends   cost     cost
Interest-earning/dividend paying assets
Interest-earning assets
Mortgage loans and contracts              $  75,207  $ 6,232  8.29%  $  63,187 $  5,179  8.20% $ 47,814 $  3,788   7.92%    8.05%
Other loans                                  87,556    8,411  9.61%     97,506    9,166  9.40%  103,146    9,306   9.02%    8.95%
                                          ---------  -------         --------- --------        -------- --------
   Total net loans (1)                      162,763   14,643  9.00%    160,693   14,345  8.93%  150,960   13,094   8.67%    8.71%
Mortgage-backed securities                    1,689      137  8.11%      1,199       96  8.01%    2,472      171   6.92%    6.83%
Investment securities                         7,069      362  5.12%      4,362      252  5.78%    3,951      260   6.58%    6.23%
FHLB overnight account and other              1,846      144  7.80%      5,956      360  6.04%    5,553      296   5.33%    4.39%
                                          ---------  -------         --------- --------        -------- --------
   Total interest-earning assets            173,367   15,286  8.82%    172,210   15,053  8.74%  162,936   13,821   8.48%    8.60%
Federal Home Loan Bank stock                  2,215      160  7.22%      1,662      123  7.40%    1,709      130   7.61%    7.75%
                                          ---------  -------         --------- --------        -------- --------
  Total interest earning and dividend
    paying assets                           175,582   15,446  8.80%    173,872   15,176  8.73%  164,645   13,951   8.47%    8.59%
                                          ---------  -------         --------- --------        -------- --------
Non interest earning/dividend paying
assets
Office properties and equipment, net          3,537                      3,752                    3,767
Real estate owned                               232                        336                    1,010
Cash on hand and in banks                     4,740                      4,827                    5,654
Accrued interest receivable                   1,725                      1,832                    1,638
Other                                           617                        559                      534
                                          ---------                  ---------                 --------
   Total non interest-earning/dividend
    paying assets                            10,851                     11,306                   12,603
                                          ---------                  ---------                 --------
Total assets                              $ 186,433                  $ 185,178                 $177,248
                                          =========                  =========                 ========

Interest-bearing liabilities
Deposit accounts:
Passbook accounts                         $  18,301  $   505  2.76%  $  17,402 $    481  2.76% $ 17,720 $    491   2.77%    2.77%
NOW accounts                                 10,541      248  2.35%     11,486      255  2.22%   11,720      223   1.90%    2.00%
Money market accounts                         3,337      100  3.00%      3,527      106  3.01%    3,797      115   3.03%    3.00%
Certificates of deposit                     101,473    6,039  5.95%     95,686    5,361  5.60%   86,913    4,425   5.09%    5.24%
                                          ---------  -------         --------- ---------       -------- --------
  Total interest-bearing deposits           133,652    6,892  5.16%    128,101    6,203  4.84%  120,150    5,254   4.37%    4.52%
Other interest-bearing liabilities:
Advances from Federal Home Loan Bank
    of Atlanta                               26,221    1,543  5.88%     30,231    1,727  5.71%   31,939    1,804   5.65%    5.42%
Agreement to repurchase securities                -        -  0.00%          -        -  0.00%      225       12   5.33%    5.68%
Other borrowings                                195       17  8.71%        297       25  8.42%      397       35   8.82%    8.62%
                                          ---------  -------         --------- --------        -------- --------
  Total borrowings                           26,416    1,560  5.89%     30,528    1,752  5.74%   32,561    1,851   5.68%    5.61%
                                          ---------  -------         --------- --------        -------- --------
  Total interest-bearing liabilities        160,068    8,452  5.28%    158,629    7,955  5.01%  152,711    7,105   4.65%    4.78%
                                          ---------  -------         --------- --------        -------- --------
Non interest-bearing liabilities
Non interest bearing deposit accounts         4,433                      5,235                    6,204
Other liabilities                             1,210                      1,155                    1,269
                                          ---------                  ---------                 --------


Total liabilities                           165,711                    165,019                  160,184
Stockholders' equity                         20,722                     20,159                   17,064
                                          ---------                  ---------                 --------
Total liabilities and stockholders'
 equity                                   $ 186,433                  $ 185,178                 $177,248
                                          =========                  =========                 ========

Net interest income                                  $ 6,994                   $  7,221                 $  6,846
                                                     =======                   ========                 ========
Interest rate spread (2)                                      3.52%                      3.72%                     3.82%    3.81%
                                                             =====                      =====                     =====    =====

Net interest margin (2)                                       3.98%                      4.15%                     4.16%
                                                             =====                     =====                     =====

Ratio of average interest-earning assets
  to average interest-bearing liabilities    109.64%                    109.61%                  107.81%
                                          =========                  =========                 ========

---------------------------------------
(1) Loans on nonaccrual status have been included in the computation of average balances.
(2) Includes Federal Home Loan Bank stock and related dividends, as applicable.

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

                                           1996 Compared to 1997              1997 Compared to 1998
                                            Increase (Decrease)                Increase (Decrease)
                                                   Due to                            Due to
                                                      Rate/                              Rate/
                                      Rate    Volume  Volume    Net      Rate   Volume   Volume    Net
Interest-earning/dividend
  paying assets
  Mortgage loans                     $ (339)  $(766)  $ 36   $ (1,069)  $ (68)  $ (996) $  11   $(1,053)
  Other loans                           256   1,263     48      1,567    (180)     956    (19)      757
                                     ------   -----   ----   --------   -----   ------  -----   -------

    Total net loans                     (83)    497     84        498    (248)     (40)    (8)     (296)

Mortgage-backed securities                3     (58)    (1)       (56)     (2)     (40)     1       (41)
Investment securities                   (48)     (6)     1        (53)     46     (139)   (18)     (111)
Overnight deposits                       58    (122)   (29)       (93)    (31)     318    (69)      218
                                     ------   -----   ----   --------   -----   ------  -----   -------

Total net change in income on
  interest earning assets               (70)    311     55        296    (235)      99    (94)     (230)

Federal Home Loan Bank stock              -      61      -         61       4      (40)    (1)      (37)
                                     ------   -----   ----   --------   -----   ------  -----   -------

Total net change in income on
  interest earning/dividend
  paying assets                         (70)    372     55        357    (231)      59    (95)     (267)
                                     ------   -----   ----   --------   -----   ------  -----   -------

Interest-bearing liabilities:
Deposits                                221     443     16        680    (425)    (286)    18      (693)
Other interest-bearing liabilities      (13)    251     (3)       235     (40)     242     (6)      196
                                     ------   -----   ----   --------   -----   ------  -----   -------

Total net change in expense on
  interest bearing liabilities          208     694     13        915    (465)     (44)    12      (497)
                                     ------   -----   ----   --------   -----   ------  -----   -------
Net change in net interest income    $ (278)  $(322)  $ 42   $   (558)  $ 234   $  103  $(107)  $   230
                                     ======   =====   ====   ========   =====   ======  =====   =======
                                         1998 Compared to 1999
                                          Increase (Decrease)
                                                Due to
                                                      Rate/
                                     Rate     Volume  Volume     Net
Interest-earning/dividend
  paying assets
  Mortgage loans                    $(173) $ (1,260)  $  42   $ (1,391)
  Other loans                        (369)      530     (20)       141
                                    -----  --------   -----   --------

    Total net loans                  (542)     (730)     22     (1,250)

Mortgage-backed securities            (13)      102     (14)        75
Investment securities                  35       (24)     (3)         8
Overnight deposits                    (43)      (24)      4        (63)
                                    -----  --------   -----   --------

Total net change in income on
  interest earning assets            (563)     (676)      9   $ (1,230)

Federal Home Loan Bank stock            3         3       1          7
                                    -----  --------   -----   --------

Total net change in income on
  interest earning/dividend
  paying assets                      (559)     (674)     10     (1,223)
                                    -----  --------   -----   --------

Interest-bearing liabilities:
Deposits                             (601)     (352)     34       (919)
Other interest-bearing liabilities    (17)      117      (1)        99
                                    -----  --------   -----   --------

Total net change in expense on
  interest bearing liabilities       (618)     (235)     33       (820)
                                    -----  --------   -----   --------
Net change in net interest income   $  59  $   (439)  $ (23)  $   (403)
                                    =====  ========   =====   ========

TABLE V - INTEREST RATE SENSITIVITY

The table below measures interest rate risk by estimating the change in market value of the Bank's assets, liabilities, and off balance sheet contracts in response to an instantaneous change in market interest rates. The data was compiled by an independent third-party service bureau. Using the composition of the Bank's portfolio of interest-earning assets and interest-bearing liabilities at December 31, 1999, an estimate of the level of the Bank's stockholders' equity (market value of assets, less market value of liabilities, plus or minus the market value of any off-balance sheet items) was computed under the rate environment prevailing on or about December 31, 1999. The Bank's stockholders' equity was then computed under different interest rate scenarios. The change in stockholders' equity under the different interest rate scenarios provides a measure of the Bank's exposure to interest rate risk. The data presented below is as of December 31, 1999 and is for the Bank only. Since, with minor exceptions, all of Bancshares' assets and liabilities, exclusive of its investment in the Bank, are adjustable rate financial instruments, the fair value of such instruments would remain substantially unchanged in the changed interest rate scenarios.

                                                                         Percent
                                                                        change in
                                                            Stock-      Stock-
                                                            holders'    holders'
                                    Assets     Liabilities  equity      equity
                                       (Dollars in Thousands)
Change in level of interest rates:

Minus 400 basis points    (4.00)%  $ 185,762    $172,958   $12,804      (8.60)%

Minus 300 basis points    (3.00)%    183,642     171,325    12,317     (12.08)%

Minus 200 basis points    (2.00)%    181,591     169,045    12,546     (10.44)%

Minus 100 basis points    (1.00)%    179,606     166,311    13,295      (5.10)%

No change                            177,683     163,674    14,009       0.00%

Plus 100 basis points      1.00%     175,821     161,136    14,685       4.83%

Plus 200 basis points      2.00%     174,017     158,691    15,326       9.40%

Plus 300 basis points      3.00%     172,268     156,335    15,933      13.73%

Plus 400 basis points      4.00%     170,573     154,064    16,509      17.85%

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    GENERAL

First Southern Bancshares, Inc. ("Bancshares") is primarily engaged in the business of directing and planning the activities of its wholly-owned subsidiary, First Southern Bank (the "Bank"). Bancshares' primary assets are comprised of its investment in the Bank and a note receivable from the Bank's Employee Stock Ownership Plan ("ESOP"). Bancshares and the Bank are collectively referred to herein as the "Company".

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

The discussion and analysis included herein covers those material changes in financial condition, liquidity and capital resources that have occurred since December 31, 1998, as well as certain material changes in results of operations during the years ended December 31, 1997, 1998 and 1999.

Forward-looking Statements Safe-harbor Statement

This report may contain forward-looking statements that are subject to numerous assumptions, risks and uncertainties. Statements pertaining to future periods are subject to uncertainty because of the possibility of changes in underlying factors and assumptions. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: sharp and rapid changes in interest rates; significant changes in the economic scenario from the current anticipated scenario which could materially change anticipated credit quality trends and the ability to generate loans; significant delay in or inability to execute strategic initiatives designed to grow revenues and/or control expenses; and significant changes in accounting, tax or regulatory practices or requirements. Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf. The Company assumes no obligation to update any forward-looking statements.


             FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
General

Management changed its strategy from an aggressive growth in deposits and assets to a more conservative position of maximizing profits through an increase in its average interest spread in 1998. This change in strategy was prompted by the lack of growth in the Company's primary lending area and the increased competition with other banks. Due to the lack of economic growth, many competitor banks have offered low rates to the Company's loan customers that the Company was unwilling to match due to the low interest yield commitment over the long term. The same holds true for deposits as competitor banks are offering aggressive rates that are higher than the interest cost to the Company of borrowing from the FHLB. Therefore management decided to retain loans or originate and retain new loans that have a satisfactory long term yield, and to offer competitive rates for deposits while maintaining an acceptable interest spread. As a result of this change in strategy, average interest bearing assets have decreased from $175.6 million in 1997 to $173.9 million in 1998, and in 1999 to $164.6 million reflecting the continuing effect of this strategy. Average interest bearing liabilities have correspondingly decreased from $160.1 million in 1997 to $158.6 million in 1998, and in 1999 to $152.7 million. As planned, the interest spread between the average yield on the average interest bearing assets and the average cost on average interest bearing liabilities has increased from 3.52% in 1997 to 3.72% in 1998, and in 1999 to 3.82%.

This section of the annual report provides a narrative discussion and analysis of the Company's financial condition and results of operations for the previous three years. All tables and financial statements included in this report should be considered an integral part of this analysis.


Cash and cash equivalents

Cash and cash equivalents at December 31, 1999 of $5.9 million had decreased from $13.2 million in 1998. The changes in the sources and uses of cash related to operating, investing and financing activities are disclosed in the Company's "Consolidated Statements of Cash Flows". Net cash provided by operating activities decreased from $3.3 million in 1998 to $1.8 million in 1999 partially due to the decrease in net income, but largely due to the accelerated payment of income taxes and other liabilities. Net cash from investing activities decreased significantly from a cash source of $11.7 million in 1998 to a cash use of $8.7 million in 1999, as a result of the increase in total loans and additions to the securities portfolio. Net cash used in financing activities decreased from $8.2 million in 1998 to $300,000 in 1999. The primary uses in 1999 were the decrease in deposits of $680,000, $730,000 payment of dividends and $4.8 million of funds used to continue the Company's Stock Repurchase Plan. These uses were offset by $5.8 million of new borrowings from the FHLB and other banks.


Investments and mortgage-backed securities

At December 31, 1999, the Company had $104,000 of net unrealized losses on investment securities classified as available for sale of the amortized cost basis ($4.6 million) of the related securities, and $247,000 of net unrealized losses on mortgage-backed securities held to maturity. If future market interest rates were to decrease, the unrealized gains on these securities would, for a period of time, become greater. In a decreasing interest rate environment, the fair value of the investments increases in relation to the cost of the investment, thereby reducing the net unrealized loss and/or increasing any unrealized gain on the related securities. However, assuming that the securities are held to their individual dates of maturity, even in periods of changing market interest rates, as the securities approach their dates of maturity, the unrealized gain/loss will begin to decrease and eventually be eliminated.

The Company increased its investment in investment securities and mortgage-backed securities in 1999 over 1998 utilizing the cash held in short-term investments at December 31, 1998. Investment securities available for sale increased from $2.0 million at December 31, 1998 to $4.4 million at December 31,1999. The additional securities were in corporate bonds that are fixed rate guaranteed or senior notes with an S&P A rating. The average balance for investment securities for 1999 was $3.9 million as compared to $4.4 million in 1998. The average yield increased from 5.78% in 1998 to 6.58% in 1999 due to the higher interest rate earned on corporate bonds verses the U.S. Government obligations held in 1998.

Mortgage-backed securities increased from $1.0 million at December 31, 1998 to $3.5 million at December 31, 1999. The additional investments were in GNMA participations. The average balance for mortgage-backed investment securities for 1999 was $2.5 million as compared to $1.1 million in 1998. The average yield decreased from 8.01% in 1998 to 6.92% in 1999 due to the effect of lower interest rates for residential mortgages offered by GNMA in recent periods.

Loans

The primary investing activity of the Company is the origination of residential mortgage loans, commercial business and real estate loans, multi-family mortgage loans and consumer loans in its primary lending area of Lauderdale and Colbert Counties, and surrounding counties located in Northwest Alabama. During 1999 the average balance and year end balance of loans declined as a result of the change in management strategy as previously discussed. The average balance declined $9.7 million from $160.7 million in 1998 to $151.0 million in 1999.

The loan portfolio composition is changing as the result of management's continued efforts to expand and diversify the Company's loan portfolio into higher yielding commercial mortgage loans, commercial business loans, and consumer loans. These types of loans are inherently riskier than residential mortgage loans. A comparison of the Bank's loan portfolio analysis at December 31, 1998 and December 31, 1999 follows:

                                                               December 31, 1998                              December 31, 1999
                                                               -----------------                              -----------------
                                                 Amount                    Percent               Amount                   Percent
                                                 ------                    -------               ------                   -------
      Mortgage loans:
       Residential                                 $ 69,524                  45.4%                $ 64,057                 41.1%
       Commercial                                    35,566                  23.2%                  34,259                 22.0%
                                                   --------                ------                 --------                -----
        Total mortgage loans                        105,090                  68.6%                  98,316                 63.1%

      Commercial business loans                      29,010                  18.9%                  36,332                 23.3%

      Consumer Loans                                 21,766                  14.2%                  23,317                 15.0%

                                                   --------                 -----                  -------                -----
        Total loans                                 155,866                 101.7%                 157,965                101.4%

      Less:
       Undisbursed loans                              1,103                   0.7%                     675                  0.4%
       Unamortized loan fees                             69                   0.1%                      72                  0.1%
       Allowance for possible losses                  1,441                   0.9%                   1,400                  0.9%

                                                   --------                ------                 --------                -----
        Net loans receivable                       $153,253                 100.0%                $155,818                100.0%
                                                   ========                ======                 ========                =====

The Company's loan portfolio continues to reflect the market served by the Bank's primary lending area. Mortgage loans decreased in volume and percentage of the portfolio as the Company has not been inclined to invest in low yielding loans for the long term.

At December 31, 1999, the allowance for loan losses was $1.4 million and represented 0.9% of total net loans and 44.2% of non performing assets. The provision for loan losses was $528,000 in 1999 as compared to $605,000 in 1998. The decrease in the provision was due to the decrease in net loan charge-offs from $748,000 in 1998 to $569,000 in 1999. In the opinion of management at December 31, 1999, the allowance for loan losses was adequate at that date. There can be no assurance that the Company will not be required to increase the allowance in the future.

At December 31, 1999, the Company had no significant commitments to originate fixed-rate loans. At December 31, 1999, the Company had commitments to originate variable rate loans, including unused commercial business lines of credit as follows:

               Commitments to extend credit    $    724,000
               Unused lines of credit          $ 11,548,000
               Standby letters of credit       $     10,000

Non performing Assets

Non performing assets include loans classified as nonaccrual and repossessed assets. The Company's policy is to classify loans as nonaccrual and stop accruing interest when a loan is 90 days delinquent as to principal or interest unless collection of both is assured by collateral, guarantees or other security. As shown in the following table, non performing assets of $4.1 million as of December 31, 1998, decreased $900,000 from $3.2 million at December 31, 1999. The increase in non performing 1 - 4 unit family residential loans in 1998 was partly reflective of the slow down in the local economy and partly due to the inclusion of two mortgage loans aggregating $550,000 that were subsequently brought current as reflected by the decrease in accruing loans contractually past due 90 days in 1999.

Other increases in 1998 were primarily in commercial real estate and business due to the impaired loans to one borrower of $484,000. The impaired loans are commercial business loans secured by real estate, equipment, accounts receivable and other tangible assets. In order to value impaired loans at estimated net realizable value, the Company has recorded charge-offs in 1998 of $611,000. In 1999 these impaired loans were classified as in-substance foreclosures and additional charge offs of approximately $170,000 were incurred. As of December 31, 1999 impaired loans aggregated $683,000 and had specific allowances of $100,000.

The following table sets forth nonperforming assets as of December 31, 1997,1998 and 1999 (dollars in thousands):

                                                               ---------  --------  ---------
                                                                 1997      1998       1999
                                                               ---------  --------  ---------
Loans accounted for on a nonaccrual basis:
    Real estate:
       1 - 4 unit residential                                   $    -    $  132    $     -
       Commercial                                                  401         -          -
    Commercial business                                            135       782        683
    Consumer                                                        25         -          -
                                                                ------    ------    -------

      Total                                                        561       914        683
                                                                ------    ------    -------

Accruing loans which are contractually past
  due 90 days or more:
  Real estate:
      1 - 4 unit residential                                       216     1,553       952
      Commercial                                                     -       243        59
      Construction                                                   -       112         -
  Commercial business                                              148       432       398
  Consumer                                                         181       105       158
                                                                ------    ------    ------

        Total                                                      545     2,445     1,567
                                                                ------    ------    ------

    Total of nonaccrual and
    90 days past due loans                                       1,106     3,359     2,250

Foreclosed real estate and other assets                            100       710       918
                                                                ------    ------    ------


Total non-performing assets                                     $1,206    $4,069    $3,168
                                                                ======    ======    ======

Total loans delinquent
  90 days or more to net loans                                    0.69%     2.19%     1.44%

Total loans delinquent 90 days or more
  to total assets                                                 0.60%     1.88%     1.26%

Total non-performing assets
  to total assets                                                 0.66%     2.28%     1.77%

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

Premises and Equipment

Premises and equipment decreased from $3.9 million in 1998 to $3.7 million in 1999 as of the result of depreciation and retirements. The Company now has six locations of which the newest is in Colbert County, Alabama, in the City of Tuscumbia, and was opened in August 1998. Management opened this branch in order to attract new deposits and loans, as well as provide a more convenient location to existing customers. The Company has one other branch in Colbert County located in Muscle Shoals, Alabama. The main office and three other branches are located in Lauderdale County, Alabama.

Deposits, FHLB advances and other notes payable

Deposit balances decreased $700,000 from $127.6 million at December 31, 1998 to $126.9 at December 31, 1999. The Company changed its strategy from paying aggressive market rates to retain these certificates of deposits to borrowing from the FHLB at a lower interest rate than the market rate for the certificates of deposits. As a result of this strategy, interest paid on deposits decreased 15.3% or $949,000 from $6.2 million in 1998 to $5.3 million in 1999, and the interest rate paid on the average balance of deposits decreased from 4.84% in 1998 to 4.37% in 1999. The decrease in interest paid on deposits in 1999 was partially offset by the increase in interest paid on FHLB advances of $98,000 from $1.7 million in 1998 to $1.8 million in 1999; however the effective rate paid on the average outstanding balance of FHLB advances decreased from 5.71% in 1998 to 5.65% in 1999.

At December 31, 1999, savings certificates amounted to $89.5 million, or 70.6%, of the Company's total deposits, including $56.4 million that were scheduled to mature by December 31, 2000. Management of the Company believes it has adequate resources to fund all loan commitments with savings deposits, FHLB of Atlanta advances and proceeds from the sale of mortgage loans, and that it can adjust the offering rates of savings certificates to retain deposits in changing interest rate environments.

Borrowings from the Federal Home Loan Bank increased $2.4 million from $31.3 million at December 31, 1998, to $33.7 million at December 31, 1999. The increase in advances was used to offset the increase in loans as previously explained. At December 31, 1999, the Company had unused credit availability with the FHLB of $6.3 million.

Other borrowings and securities sold under repurchase agreements increased to $3.5 million. Such new borrowings were utilized for the acquisition of treasury stock as explained below. The terms of this debt is set forth in the notes to the financial statements and is secured by the Company's stock in the Bank or other securities.

Stockholders' equity

Total stockholders' equity at December 31, 1999 is $14.0 million as compared to $18.0 million at December 31, 1998. The payment of $730,000 in dividends and the acquisition of treasury stock of $4.8 million, were offset by net income of $1.2 million, and $227,000 of other increases in stockholders' equity related primarily to the unearned employee stock benefit compensation plans.

The Company is continuing with its Stock Repurchase Program that originated in 1995. During years ended December 31, 1998 and 1999, the Company acquired 224,182 and 356,272, respectively, of treasury shares at a cost of $3.6 million and $4.8 million, respectively, at an average price per share of $16.23 and $13.42, respectively. Treasury shares acquired in 1999 include the 307,871 shares purchased at $13.50 per share through a tender offer that closed in October 1999. See Note 19 to the Consolidated Financial Statements.

A strong capital position promotes depositor and investor confidence for a solid foundation for future growth. Average shareholders' equity as a percentage of total average assets is one measure used to determine capital strength. Overall, the Company's capital position remains strong as the ratio of average shareholders' equity to average assets for was 9.63% for 1999 as compared to 10.89% in 1998. The decrease is primarily related to the acquisition of treasury shares in 1999.

The Bank is required to maintain specific amounts of capital pursuant to FDIC requirements and the Company is required to maintain specific amounts of capital pursuant to the regulations of the Federal Reserve Board. As summarized below, the Company and Bank are in compliance with all such requirements at December 31, 1999:

                                                                                 Percentage of
                                                                                adjusted total
                                                                   Amount           assets
First Southern Bancshares, Inc:                                       (Dollars in thousands)
Primary capital ratios:
GAAP capital                                                      $ 13,969
Adjustments:
Mortgage servicing rights                                               (5)
Net unrealized loss on securities available for sale                   104
                                                                  --------

Tier 1 capital                                                      14,068         7.92%
Minimum Tier 1 (leverage) requirement                                7,108         4.00%
                                                                  --------       ------

Excess                                                            $  6,960         3.92%
                                                                  ========       ======

Risk-based capital ratios:
Core (Tier 1) Capital                                               14,068         9.73%
Minimum core capital                                                 5,781         4.00%
                                                                  --------       ------

Excess                                                            $  8,287         5.73%
                                                                  ========       ======

Risk-based capital                                                $ 15,468        10.70%
Minimum risk-based capital requirement                              11,562         8.00%
                                                                  --------       ------

Excess                                                            $  3,906         2.70%
                                                                  ========       ======

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


                                                            Percentage of
                                                           adjusted total
                                           Amount              assets
First Southern Bank:                           (Dollars in thousands)
Total capital (to risk-weighted assets)    $ 16,099              11.15%
To be well capitalized under the FDICIA
  prompt corrective action provisions        14,441              10.00%
                                           --------            -------

Excess                                     $  1,658               1.15%
                                           ========            =======

Tier 1 capital (to risk-weighted assets)   $ 14,699              10.18%
To be well capitalized under the FDICIA
  prompt corrective action provisions         8,664               6.00%
                                           --------            -------

Excess                                     $  6,035               4.18%
                                           ========            =======

Tier 1 capital (to average assets)         $ 14,699               8.28%
To be well capitalized under the FDICIA
  prompt corrective action provisions         8,880               5.00%
                                           --------            -------

Excess                                     $  5,819               3.28%
                                           ========            =======

Liquidity

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities and borrowings from the FHLB and local financial institutions. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. As an Alabama state-chartered bank that is not a member of the Federal Reserve System, the Bank is required by the Alabama State Banking Board to maintain at all times a reserve (comprised of cash on hand) based upon average daily deposits of the Bank. At December 31, 1999, the Bank's qualifying reserves of $3.2 million significantly exceeded the required reserve of $292,000.

Additionally, Bancshares requires cash for various operating needs including dividends to shareholders and the general corporate expenses. The primary source of liquidity for Bancshares is dividends from the subsidiary Bank. At December 31, 1999, the Bank could have paid additional dividends to Bancshares of $1.7 million while continuing to meet the capital requirements for "well-capitalized" banks. Bancshares does not anticipate any liquidity requirements in the near future that it will not be able to meet.

Pending Legislation

Legislation recently enacted by Congress eliminates many Federal and State law barriers to affiliations among banks and other financial services providers. The legislation establishes a statutory framework pursuant to which full affiliations can occur between banks and securities firms. Insurance companies, and other financial companies. The legislation provides some degree of flexibility in structuring these new affiliations, although certain activities may only be conducted through a holding company structure. The legislation, preserves the role of the Board of Governors of the Federal Reserve System as the umbrella supervisor for holding companies, but incorporates a system of functional regulation pursuant to which the various Federal and state financial supervisors will continue to regulate the activities traditionally within their jurisdictions. The legislation specifies that banks may not participate in the new affiliations unless the banks are well-capitalized and well-managed or if any bank affiliate had received a less than "satisfactory" Community Reinvestment Act of 1977 rating as of its most recent examination.

                    COMPARISON OF OPERATING RESULTS FOR THE
                 YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

Summary of Consolidated Financial Performance

Consolidated net income for the year ended December 31, 1999, decreased 17.0% to $1.2 million from $1.5 million in 1998. Consolidated net income for 1997 was $1.4 million or 7.0% less than 1998. Basic earnings per share for the year ended December 31, 1999, was $0.80 as compared to $0.83 in 1998, and diluted earnings per share for the year ended December 31, 1999 was $0.79 as compared to $0.82 in 1998. 1997 basic and diluted earning per share were $0.74 and $0.73, respectively.

The decrease in net income for 1999 was primarily related to the reduction of average interest earning assets, loans in particular, as previously discussed. Although basic and diluted earnings per share were less than 1998, the reduction was not proportionate to the decrease in earnings due to the reduction in weighted average shares outstanding as of the result of the Stock Repurchase Program and tender offer. The weighted average of shares outstanding will continue to decline in 2000.

Increased net income in 1998 over 1997 was primarily due to a higher interest spread in 1998 and lower noninterest expenses due to a pension termination charge of $600,000 incurred in 1997.

Two key measures of profitability in the banking industry are return on average equity (ROE) and return on average assets (ROA). ROE was 7.30% in 1999 versus 7.45% in 1998 and 6.74% in 1997. ROA was .70% in 1999 compared to .81% in 1998 and .75% in 1997.

Net Interest Income

1999 net interest income after provision for loan losses was $6.3 million or 4.5% less than the $6.6 million reported in 1998. The Company had less average interest earning assets in 1999 as compared to 1998, but had a net interest spread on such assets of 3.82% in 1999 as compared to 3.72% in 1998. The increase in the net interest spread was related to the decrease in interest cost on certificates of deposit and FHLB advances due to the change in management's strategy as previously discussed.

For 1998, net interest income after provision for loan losses decreased 2.0% to $6.6 million from $6.8 million reported in 1997. Increases in the net interest spread to 3.72% for 1998 from 3.52% for 1997, was offset by a higher provision for loan losses in 1998 related to impaired loans.

Interest Income

Interest income for 1999 was $14.0 million as compared to $15.2 million in 1998 and $15.5 million for 1997. The decrease in interest income of $1.2 million or 7.9% in 1999 and $269,000 or 1.7% in 1998 is primarily attributable to the decrease in average interest earning assets from $175.6 million in 1997 to $173.9 million in 1998 to $164.6 million in 1999. The continual reduction is primarily in loans reflecting management's strategy as previously discussed. Also contributing to the decrease in interest income was a decrease in the average yield on interest-earning assets from 8.80% for 1997 to 8.73% for 1998 to 8.47% in 1999, as a result of lower market interest rates. The yield on the average balance of loans decreased from 9.0% in 1997 to 8.93% in 1998 to 8.67% in 1999 reflecting the competitive market rates in the Company's lending area. The annual yield is expected to continue to decrease as the effect of such decreases impacts commercial loans related to the prime interest rate and adjustable mortgages in 2000.

Interest on loans receivable decreased $1.3 million in 1999 to $13.1 million from $14.3 million in 1998, and $298,000 in 1998 as compared to $14.6 million in 1997. The continual decrease is primarily attributable to a decrease in average net loans of $9.7 million in 1999 ($151.0 million), $2.1 million in 1998 ($160.7 million) from 1997 ($162.8 million). Additionally, the average yield on total loans decreased as previously mentioned.

Interest on mortgage-backed securities increased in 1999 by $75,000 to $171,000 from $96,000 in 1998, primarily from the increase in the average balance in 1999 of $2.5 million from $1.2 million in 1998. 1998 interest on mortgage-backed securities decreased by $41,000 from $137,000 during 1997 as a result of the average balance of mortgage-related securities decreasing by $500,000 during 1998 ($1.2 million) as compared to 1997 ($1.7 million). In addition, the average yields from such securities decreased from 8.11% in 1997 to 8.01% in 1998 as a result of lower yielding mortgage-related securities remaining in the portfolio.

Income from the investment securities portfolio increased by $8,000 from $252,000 during 1998 to $260,000 in 1999 as the result of the yield on the average balance increasing from 5.78% in 1998 to 6.58%. The increase in the yield is related to the investment in corporate bonds as previously discussed. The effect of the increase in the yield was partially offset by the decrease in the average balance of investment securities from $4.4 million in 1998 to $4.0 million in 1999. In 1998, income from investment securities decreased by $110,000 from $362,000 in 1997, due to a $2.7 million decrease in the average balance from $7.1 million in 1997 to $4.4 million in 1998. The effect of the decrease in securities in 1998 was partially offset by the increase in yield on the average balances from 5.12% in 1997 to 5.78% in 1998.

Other interest income is comprised of earnings on the overnight account and time deposits at the FHLB of Atlanta, FHLB stock dividends, and earnings on money market funds. The $58,000 decrease in other interest income in 1999 to $426,000 when compared to 1998 other interest income of $484,000 is due primarily to the decreased in the average yield on overnight account and time deposits at the FHLB from 6.04% in 1998 to 5.33% in 1999. In addition to the decrease in yield, the average invested balance of FHLB overnight funds decreased from $6.0 million in 1998 to $5.6 million in 1999. FHLB dividends were $123,000 during 1998 as compared to $130,000 in 1999 due to increase in the yield on the average balance from 7.40% in 1998 to 7.61% in 1999. The $180,000 increase in other interest income in 1998 to $484,000 when compared to 1997 other interest income of $304,000 is due primarily to the increased interest earnings on the FHLB overnight and on money market funds due to a increase in average invested balances from $1.8 million in 1997 to $5.9 million in 1998. FHLB dividends were $160,000 during 1997 as compared to $123,000 in 1998 due to decrease in average FHLB stock from $2.2 million in 1997 to $1.7 million in 1998. Other interest income is comprised of earnings on the overnight account and time deposits at the FHLB of Atlanta, FHLB stock dividends, and earnings on money market funds.

Interest Expense

Interest expense for 1999 was $7.1 million compared with $8.0 million for 1998, representing a decrease of $900,000 or 11.3%. Interest expense for 1998 was $8.0 million compared to $8.5 million for 1997, representing a decrease of $500,000 or 5.9%.

Interest on deposits for 1999 was $5.3 million compared with $6.2 million for 1998, representing a decrease of $900,000 or 14.5%, and $6.9 million for 1997, representing a decrease of $700,000 or 10.2% for 1998. The decreases are due to a $8.0 million decrease in average deposits in 1999 ($120.1 million) as compared to 1998 ($128.1 million), and a $5.5 million decrease for 1998 from 1997 ($133.7 million). The 1999 average interest cost decreased to 4.37% as compared to 4.84% in 1998, and 5.16% in 1997, as lower interest rates were offered on certificates of deposits due primarily to the Company changing its strategy from paying aggressive market rates to retain certificates of deposits to borrowing from the FHLB at a lower interest rate than the market rate for the certificates of deposits.

Other interest expense primarily relates to FHLB of Atlanta borrowings and increased by $98,000 over 1998 to $1.8 million in 1999, and $193,000 over 1997 to $1.8 million in 1998. The increases in interest expense were due to the increase in average FHLB borrowings each year from $26.2 million in 1997 to $30.2 million in 1998 to $31.9 million in 1999. The increases in interest expense caused by the higher average balances were partially offset by decreased interest rates of 5.88% in 1997 to 5.71% in 1998 to 5.65% in 1999 as a consequence of the adjustable rate nature of the majority of the FHLB of Atlanta borrowings and lower market interest rates.

Provision for Loan Losses

The provision for loan losses is the cost of providing an allowance for anticipated future losses on loans. The amount depends upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral and general economic factors. The loan portfolio is changing as of the result of management's continued effort to expand and diversify into commercial mortgage loans, commercial business loans, and consumer loans. These types of loans are inherently riskier than residential mortgage loans.

The economic outlook for the Bank's primary lending area is guardedly optimistic as the local economy is assisted by the strong national economy overall. However, there is very little growth in the Bank's primary lending area and there is aggressive competition for existing loan and deposit customers. A slowdown in the economy could further impact asset growth and have a negative impact on real estate lending as well as the level of net charge-offs and delinquencies. Since such a slowdown in the economy could have an adverse effect on property values and for commercial development projects, cause an increase in vacancy rates, the possibilities exist for write-downs, charge-offs and transfer of currently performing loans to a nonaccrual status in the real estate and commercial loan categories.

The Company utilizes loan reviews procedures, including techniques such as loan grading and monitoring of financial information, in order to identify early potential problem loans in order for management to take steps to lessen any potential losses. Reports are prepared and used in conjunction with identification and monitoring of such loans on a monthly basis. Management's involvement continues throughout the process and includes participation in the work-out process and recovery activity. These procedures are monitored by the loan and audit committees whose work is supplemented periodically by regulatory agencies. A determination of a potential loss will result in a charge to the provision for loan losses, thereby increasing the allowance for loan losses. Management monitors the entire loan portfolio in an attempt to identify problem loans so that risks in the portfolio can be timely identified and an appropriate allowance or charge-off recognized. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay the estimated value of any underlying collateral, and current economic conditions.

For 1999, the provision for loan losses was $528,000 as compared to $605,000 in 1998 and $242,000 in 1997. These provisions were made based on management's analysis of the various factors that effect the loan portfolio and management's desire to maintain the allowance at a level considered adequate to provide for losses. As shown in the following table, charge-offs in 1999 were $704,000 or 0.47% of average loans as compared to $780,000, or 0.49% of average loans in 1998 and $347,000, or 0.21% of average loans, in 1997. The increase in the level of charge-offs in 1998 was related primarily to loans to one customer whose loans were impaired. Management recorded charge-offs of $611,000 for such impaired in 1998 to reflect management's estimate of collection at December 31, 1998. In 1999, impaired loans aggregated $683,000 and have a specific loan loss allowance of $100,000.

The following table sets forth information with respect to the Company's allowance for loan losses for the last three years:


                                                                  Year Ended December 31,
                                                            --------------------------------
                                                               1997       1998       1999
                                                            ---------  ---------  ----------
                                                                  (Dollars in thousands)
Allowance at beginning of period                            $ 1,659   $ 1,584      $ 1,441
                                                            -------   -------      -------

Provision for loan losses                                       242       605          528
                                                            -------   -------      -------
Recoveries:
  Residential real estate                                         9         -            2
  Commercial business                                            17         1          114
  Consumer and other                                              4        31           19
                                                            -------   -------      -------

    Total recoveries                                             30        32          135
                                                            -------   -------      -------

Charge offs:
  Residential real estate                                       (52)      (36)         (56)
  Commercial real estate                                       (185)        -           (2)
  Commercial business                                           (54)     (496)        (421)
  Consumer and other                                            (56)     (248)        (225)
                                                            -------   -------      -------

    Total charge offs                                          (347)     (780)        (704)
                                                            -------   -------      -------

    Net charge offs                                            (317)     (748)        (569)
                                                            -------   -------      -------

Balance at end of period                                    $ 1,584   $ 1,441      $ 1,400
                                                            =======   =======      =======

Ratio of allowance to net loans
  outstanding at the end of the period                         0.99%     0.94%        0.90%

Ratio of net charge offs to average loans
  outstanding during the period                                0.19%     0.46%        0.38%

When determining the adequacy of the allowance for loan losses, management considers changes in the size and character of the loan portfolio, changes in nonperforming and past due loans, historical loan loss experience, the existing risk of individual loans, concentrations of loans to specific borrowers or industries and existing and prospective economic conditions. The allowance for loan losses at December 31, 1999, was $1.4 million or 0.90% of net loans as compared with $1.4 million, or 0.94% of net loans in 1998, and $1.6 million, or 0.99% of loans in 1997. As shown in the following table, the percentages of the allowance allocated as a percentage of the total allowance was consistent for 1997 and 1998. In 1999, the Bank established a loan rating system to assist in the loan loss allowance determination. The fluctuations in 1999 are a result of this systematic change in estimating the allowance. The following table sets forth the allocation of the allowance for loan losses at December 31, 1997, 1998 and 1999:


                                        -------------------------   ----------------------     ---------------------
                                                     1997                   1998                        1999
                                        -------------------------   ----------------------     ---------------------

                                                       As a %                    As a %                     As a %
                                                      of Total                   of Total                  of Total
                                                      Allowance                  Allowance                 Allowance
                                                      for Loan                   for Loan                  for Loan
                                          Amount       Losses       Amount       Losses         Amount      Losses
                                        -------------------------   ----------------------     ---------------------
                                                                      (Dollars in thousands)
Real estate mortgage loans:
  Residential                           $   234         14.77%       $  217         15.06%        $   270       19.26%
  Other                                     210         13.26%          188         13.04%            222       15.85%
Consumer and commercial business            614         38.76%          651         45.18%            298       21.30%
 Impaired loans                               -          0.00%            -          0.00%            200       14.29%
Unallocated                                 526         33.21%          385         26.72%            410       29.30%
                                        ---------------------        --------------------         -------------------

    Total allowance for loan losses     $ 1,584        100.00%       $1,441        100.00%        $ 1,400      100.00%
                                        =====================        ====================         ===================

Non-interest Income.

Non-interest income decreased by $174,000 in 1999 to $782,000 as compared to $956,000 in 1998, and $766,000 in 1997. The decrease was primarily due to losses on sales of real estate owned in 1999. The 1998 increase over 1997 was primarily the result of an increase in loan and service fees of $189,000 from $468,000 in 1997 to $657,000 in 1998. This increase was due largely to the increased activity in refinanced loans resulting from lower mortgage rates.

Non-interest Expense.

Non-interest expenses were consistent in 1999 and 1998 at approximately $5.0 million as the Company had no major changes in operations. In 1998 non-interest expense decreased $116,000 or 2.2% to $5.1 million compared to $5.2 million in 1997. The decrease was primarily in compensation and employee benefit expense as in 1997 the Company incurred a $600,000 pension plan expense to terminate its defined benefit pension plan. This plan was replaced with a contributory 401K retirement plan for which there was less expense in 1998, as well as future periods in comparison to the defined benefit retirement plan.

Income Taxes

Income tax expense in 1999, 1998 and 1997 was $800,000, $1.0 million and $945,000, respectively, or approximately 40.0% of income before income taxes representing expected combined federal and state income tax rates.

              [LETTERHEAD OF MARMANN, MCCRARY & ASSOCIATES, P.C.]



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Southern Bancshares, Inc. and Subsidiary
Florence, Alabama

We have audited the accompanying consolidated statements of financial condition of First Southern Bancshares, Inc. and subsidiary (the "Company") as of December 31, 1998 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each year in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Southern Bancshares, Inc. and subsidiary at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Marmann, McCrary & Associates, P.C.

Marmann, McCrary & Associates, P.C.
Sheffield, Alabama
March 3, 2000

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1998 AND 1999 (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                 December 31,       December 31,
                                                                     1998               1999
ASSETS

Cash and cash equivalents                                        $     13,188       $      5,906
Investment securities available for sale, at market                     2,016              4,408
Mortgage-backed securities, available for sale, at market                   -                  -
Mortgage-backed securities, held to maturity, at cost                     945              3,527
Loans held for sale, at cost, which approximates market                   659                 80
Loans receivable, net                                                 152,594            155,738
Foreclosed real estate and other assets                                   710                918
Premises and equipment, net                                             3,852              3,663
Federal Home Loan Bank stock, at cost                                   1,918              1,685
Accrued interest receivable                                             1,758              1,855
Deferred income taxes                                                     397                592
Other assets                                                              338                426
                                                                 ------------       ------------

TOTAL ASSETS                                                     $    178,375       $    178,798
                                                                 ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits                                                         $    127,550       $    126,870
Advances from Federal Home Loan Bank                                   31,316             33,665
Other notes payable                                                         -              2,000
Securities sold under repurchase agreement                                  -              1,487
Income taxes currently payable                                            356                183
Other liabilities                                                       1,145                624
                                                                 ------------       ------------

Total liabilities                                                     160,367            164,829
                                                                 ------------       ------------

COMMITMENTS AND CONTINGENCIES                                               -                  -

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 500,000 shares authorized; none
  issued and outstanding                                                    -                  -
Common stock, $.01 par value; 4,000,000 shares authorized;
  2,076,969 and  shares issued                                             21                 21
Additional paid-in capital                                             11,414             11,425
Retained earnings - Substantially restricted                           13,340             13,856
Unearned employee compensation - ESOP                                    (172)              (112)
Unearned employee compensation - MRDP                                    (550)              (290)
Net unrealized loss on securities available for sale                       11               (104)
Net provision for additional minimum pension liability
Treasury stock, at cost                                                (6,056)           (10,827)
                                                                 ------------       ------------

Total stockholders' equity                                             18,008             13,969
                                                                 ------------       ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $    178,375       $    178,798
                                                                 ============       ============

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 and 1999 (Dollars in thousands,
---------------------------------------------------------------------------
except per share data)
----------------------

                                                                    Year ended
                                                                    December 31,
                                                          1997           1998            1999
INTEREST INCOME:
Loans                                                  $   14,643     $   14,345     $   13,094
Mortgage-backed securities                                    137             96            171
Investment securities                                         362            252            260
Other                                                         304            484            426
                                                       ----------     ----------     ----------

Total interest income                                      15,446         15,177         13,951
                                                       ----------     ----------     ----------

INTEREST EXPENSE:
Deposits                                                    6,892          6,203          5,254
Advances from Federal Home Loan Bank and other              1,560          1,753          1,851
                                                       ----------     ----------     ----------

Total interest expense                                      8,452          7,956          7,105
                                                       ----------     ----------     ----------

NET INTEREST INCOME                                         6,994          7,221          6,846

PROVISION FOR LOAN LOSSES                                     242            605            528
                                                       ----------     ----------     ----------

NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                          6,752          6,616          6,318
                                                       ----------     ----------     ----------

NON INTEREST INCOME:
Loan fees and service charges                                 468            657            651
Net gains on sale of loans                                    258            263            193
Gains (losses) on sales of investments                          -              -             (1)
Gains (losses) on real estate owned                             2              2            (89)
Other                                                          38             34             28
                                                       ----------     ----------     ----------

Total non interest income                                     766            956            782
                                                       ----------     ----------     ----------

NON INTEREST EXPENSES:
Compensation and employee benefits                          3,218          3,001          2,849
Building and occupancy expense                                559            630            669
Data processing expense                                       296            395            446
Advertising                                                   185            164            191
Insurance expense                                             242            202            177
Other                                                         676            668            714
                                                       ----------     ----------     ----------

Total non interest expenses                                 5,176          5,060          5,046
                                                       ----------     ----------     ----------

INCOME BEFORE INCOME TAXES                                  2,342          2,512          2,054

INCOME TAX EXPENSE                                            945          1,010            808
                                                       ----------     ----------     ----------

NET INCOME                                             $    1,397     $    1,502     $    1,246
                                                       ==========     ==========     ==========

BASIC EARNINGS PER SHARE                               $     0.74     $     0.83     $     0.80
                                                       ==========     ==========     ==========

DILUTED EARNINGS PER SHARE                             $     0.73     $     0.82     $     0.79
                                                       ==========     ==========     ==========

DIVIDENDS PER SHARE
  Regular cash dividends                               $     0.50     $     0.50     $     0.50

  Special cash dividends                               $        -     $     0.30     $        -
                                                       ----------     ----------     ----------

Total dividends per share                              $     0.50     $     0.80     $     0.50
                                                       ==========     ==========     ==========

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 and 1999 (Dollars in thousands)
--------------------------------------------------------------------------------


                                                                                                                Accumulated
                                                                                        Retained     Unearned     other     Total
                                                Common stock              Additional    earnings     employee    compre-    stock-
                                           Issued          In treasury      paid-in  Substantially compensation  hensive   holders'
                                       Shares   Amount   Shares    Amount   capital    restricted  ESOP    MRDP   income    equity
                                      ---------------------------------------------------------------------------------------------
Balances at December 31, 1996         2,076,969 $   21 (109,400) $ (1,425)  $11,334    $ 12,672   $(401) $(1,119)  $ (40)  $ 21,042

 Comprehensive income:
Net income for the year
  ended December 31, 1997                     -      -        -         -         -       1,397       -        -       -      1,397
Change in net unrealized gain
  (loss) on securities available
  for sale, net of reclassification
  adjustments and tax effects                 -      -        -         -         -           -       -        -      38         38
                                                                                                                           --------
Total comprehensive income                    -      -        -         -         -           -       -        -              1,435
                                                                                                                           --------

Cash dividends                                -      -        -         -         -        (870)      -        -       -       (870)

Acquisition of treasury stock                 -      -  (79,930)   (1,078)        -           -       -        -       -     (1,078)

ESOP shares committed
  for release                                 -      -        -         -        41           -     121        -       -        162

Amortization of MRDP
  unearned compensation                       -      -        -         -         -           -       -      258       -        258
                                      --------- ------ --------  --------   -------    --------   -----  -------   -----   --------
Net for the period                    2,076,969     21  (79,930)   (1,078)       41         527     121      258      38        (93)
                                      --------- ------ --------  --------   -------    --------   -----  -------   -----   --------

Balances at December 31, 1997         2,076,969 $   21 (189,330) $ (2,503)  $11,375    $ 13,199   $(280) $  (861)  $  (2)  $ 20,949

Net income for the year
  ended December 31, 1998                     -      -        -         -         -       1,502       -        -       -      1,502
Change in net unrealized gain
  (loss) on securities available
  for sale, net of reclassification
  adjustments and tax effects                 -      -        -         -         -           -       -        -      13         13
                                                                                                                           --------
Total comprehensive income                    -      -        -         -         -           -       -        -              1,515
                                                                                                                           --------

Cash dividends                                -      -        -         -         -      (1,361)      -        -       -     (1,361)

Options exercised                             -      -    5,250        87       (25)          -       -        -       -         62

Acquisition of treasury stock                 -      - (224,182)   (3,640)        -           -       -        -       -     (3,640)

ESOP shares committed
  for release                                 -      -        -         -        64           -     108        -       -        172

Common stock grants
  to MRDP                                     -      -        -         -         -           -       -        -       -          -

Amortization of MRDP
  unearned compensation                       -      -        -         -         -           -       -      311       -        311
                                      --------- ------ --------  --------   -------    --------   -----  -------   -----   --------
Net for the period                            -      - (218,932)   (3,553)       39         141     108      311      13     (2,941)
                                      --------- ------ --------  --------   -------    --------   -----  -------   -----   --------

Balances at December 31, 1998         2,076,969 $   21 (408,262) $ (6,056)  $11,414    $ 13,340   $(172) $  (550)  $  11   $ 18,008
Net income for the year
  ended December 31, 1998                     -      -        -         -         -       1,246       -        -       -      1,246
Change in net unrealized gain
  (loss) on securities available
  for sale, net of reclassification
  adjustments and tax effects                 -      -        -         -         -           -       -        -    (115)      (115)
                                                                                                                           --------
Total comprehensive income                    -      -        -         -         -           -       -        -              1,131
                                                                                                                           --------

Cash dividends                                -      -        -         -         -        (730)      -        -       -       (730)

Options exercised                             -      -      936        11        (1)          -       -        -       -         10

Acquisition of treasury stock                 -      - (356,272)   (4,782)        -           -       -        -       -     (4,782)

ESOP shares committed
  for release                                 -      -        -         -        12           -      60        -       -         72

Common stock grants
  to MRDP                                     -      -        -         -         -           -       -        -       -          -

Amortization of MRDP
  unearned compensation                       -      -        -         -         -           -       -      260       -        260
                                      --------- ------ --------  --------   -------    --------   -----  -------   -----   --------
Net for the period                            -      - (355,336)   (4,771)       11         516      60      260    (115)    (4,039)
                                      --------- ------ --------  --------   -------    --------   -----  -------   -----   --------

Balances at December 31, 1999         2,076,969 $   21 (763,598) $(10,827)  $11,425    $ 13,856   $(112) $  (290)  $(104)  $ 13,969
                                      ========= ====== ========  ========   =======    ========   =====  =======   =====   ========

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 (Dollars in thousands)
--------------------------------------------------------------------------------

                                  (Continued)

                                                                                 December 31,
                                                                       1997          1998          1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $ 1,397       $ 1,502       $ 1,246
Adjustments to reconcile net income to net  cash provided
  by operating activities:
  Depreciation                                                            272           313           334
  Provision for loan losses                                               242           605           528
  Provision for deferred income taxes (benefit)                           (72)         (232)         (195)
  Amortization/accretion of  premiums/discounts on investment
    and mortgage-backed securities                                        (33)           (5)           (1)
  Amortization of deferred loan fees                                      (95)         (121)          (77)
  Fair market value of ESOP shares
    committed for release and charged to
    employee compensation                                                 162           147            71
  Amortization of unearned compensation - MRDP                            258           311           260
  (Gains) losses on real estate owned                                       2             2           (89)
  (Gain) on sale of premises and equipment                                 (2)            -             -
  Loss on disposal of premises and equipment                                -             -             -
  (Increase) decrease in:
    Loans held for sale                                                     9          (436)          579
    Accrued interest receivable                                           (94)           64           (97)
    Other assets                                                          376           166           (88)
  Increase (decrease) in:
    Income taxes currently payable                                        112           241          (173)
    Other liabilities                                                    (610)          735          (521)
                                                                      -------       -------       -------

Net cash provided by operating activities                               1,924         3,292         1,777
                                                                      -------       -------       -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease:
  Total loans                                                            (196)        6,457        (3,595)
  Real estate owned                                                        96          (612)         (119)
  Federal Home Loan Bank stock                                           (613)           52           233
Proceeds from maturities of:
  Investments                                                           3,405         6,482            41
  Mortgage-backed securities                                                -             -         1,001
Acquisition of:
  Investments                                                               -             -        (2,622)
  Mortgage-backed securities                                                -             -        (3,508)
  Premises and equipment                                                 (326)         (656)         (145)
  Capitalized improvements to real estate owned                            78             -             -
                                                                      -------       -------       -------

Net cash provided by (used in) investing activities                     2,444        11,723        (8,714)
                                                                      -------       -------       -------


The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1998, and 1999 (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                               December 31,
                                                                   1997            1998           1999
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposit accounts                      $  10,931      $ (16,181)     $    (680)
Cash dividends paid                                                   (870)        (1,361)          (730)
Proceeds from FHLB advances                                              -         12,848          2,349
Proceeds from other borrowings                                           -              -          2,000
Proceeds from securities sold under agreement to repurchase              -              -          1,487
Reductions in FHLB advances                                         (7,151)             -              -
Reductions in other borrowings                                      (4,000)             -              -
Acquisition of treasury stock                                       (1,078)        (3,553)        (4,771)
                                                                 ---------      ---------      ---------

Net cash provided by (used in) financing activities                 (2,168)        (8,247)          (345)
                                                                 ---------      ---------      ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     2,200          6,768         (7,282)

CASH AND CASH EQUIVALENTS -
  BEGINNING OF PERIOD                                                4,220          6,420         13,188
                                                                 ---------      ---------      ---------

CASH AND CASH EQUIVALENTS -
  END OF PERIOD                                                  $   6,420      $  13,188      $   5,906
                                                                 =========      =========      =========

SUPPLEMENTAL INFORMATION FOR CASH FLOW:

Noncash transactions:
  Loans foreclosed and transferred to real estate owned          $     477      $   1,218      $   1,148
                                                                 =========      =========      =========

  Increase (decrease) in net unrealized loss on securities
    available for sale                                           $     (38)     $     (13)     $     115
                                                                 =========      =========      =========

Cash paid during the period for:
  Income taxes                                                   $     815      $     850      $   1,091
                                                                 =========      =========      =========

  Interest                                                       $   8,531      $   7,919      $   7,116
                                                                 =========      =========      =========

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


First Southern Bancshares, Inc. ("Bancshares") was incorporated in the State of Delaware on November 22, 1994, and is the holding company for First Southern Bank, Inc. (the "Bank"). The Bank is an Alabama-chartered commercial bank that is the successor to First Federal Savings and Loan Association of Florence, which converted from a mutual savings and loan to a stock savings and loan on April 13, 1995. Bancshares and the Bank are collectively referred to as the "Company."

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

Loans receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees. Interest income is accrued daily based upon the outstanding principal amounts except for those classified as nonaccrual loans. Interest accrual is discontinued when it appears that future collection of principal or interest according to the contractual terms may be doubtful. Interest collections on nonaccrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

--------------------------------------------------------------------------------


Impaired loans are specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Impairment of a loan is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loan is less than the recorded investment. A loan is not considered impaired during a period of delay in payment if the ultimate collectiblity of all amounts due is expected. Larger groups of homogeneous loans such as consumer installment, bankcard and residential real estate mortgage loans are collectively evaluated for impairment. Impaired loans are therefore primarily commercial loans and commercial real estate loans. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions.

The allowance for loan losses is maintained at a level that is considered to be adequate to reflect estimated credit losses for specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. Commercial and commercial real estate loans are assigned a risk rating on a numerical scale of one to nine by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed, and all risk ratings are subject to review by an independent reviewer. The risk ratings are assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. The allocation of allowance for loans with a grade of one through six is based upon historical loss rates adjusted for current conditions that include estimated current economic developments. The allocations for loans with a grade of seven through nine are generally nonaccrual, impaired or charge-offs. Management reviews its allocation of the loan losses versus actual performance of each of its portfolios and adjusts allocation rates to reflect the recent performance of the portfolio as well as other factors that might impact the estimated losses in the portfolio.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of expected credit losses. This additional allowance is reflected in the unallocated portion of the allowance. Based on management's periodic evaluation of the allowance for loan losses, a provision for loan losses is charged to operations if additions to the allowance are required.

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

Foreclosed real estate owned and other assets

For real estate and other assets acquired through foreclosure and in-substance foreclosed assets, a new cost basis is established at fair value at the time of foreclosure through a charge to the allowance for loan losses with a valuation allowance established for estimated costs to sell. The charge to establish the valuation allowance is reflected in other expenses. Subsequent to foreclosure, foreclosed assets are carried at the lower of fair value, less estimated costs to sell, or cost, with the difference recorded as a valuation allowance on an individual asset's basis. Subsequent decreases in fair value and increases in fair value, up to the value established at foreclosure, are recognized as charges or credits to expense.

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

--------------------------------------------------------------------------------


Income taxes

The consolidated financial statements have been prepared on an accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Transfer of assets and liabilities

Transfers and servicing of financial assets and extinguishment of liabilities are based on a consistent application of a "financial components approach" that focuses on control. Under that approach, after a transfer of financial assets, and entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets that are sales from transfers that are secured borrowings.

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

                                                                  December 31,
                                               1997                  1998                   1999
                                          ---------------        ---------------       ---------------
         Common shares outstanding              2,076,969              2,076,969             2,076,969
         Treasury shares                         (153,146)              (264,027)             (509,185)
         Unreleased ESOP shares                   (31,546)               (20,102)              (14,195)
         Options - uncontingent                     2,525                  9,112                 2,529
                                          ---------------        ---------------       ---------------
            Basic EPS                           1,894,802              1,801,952             1,556,118

         Options - contingent                      19,682                 16,271                 3,708
         Unreleased ESOP shares                    31,546                 20,102                14,195
                                          ---------------        ---------------       ---------------
            Diluted EPS                         1,946,030              1,838,325             1,574,021
                                          ===============        ===============       ===============


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

--------------------------------------------------------------------------------


Comprehensive income

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholders' equity and bypass net income. The components of other comprehensive income and related tax effects are as follows:

                                                                           Years ended December 31,
                                                                         1997        1998        1999
                                                                      ----------  -----------  ----------
                                                                                (in thousands)
Unrealized holdings gains (losses) on available for sale securities   $       59  $        23  $     (190)


Reclassification adjustment for gains (losses) realized in income              -            -          (1)
                                                                      ----------  -----------  ----------
Net unrealized gains (losses)                                                 59           23        (191)

Tax effect                                                                   (21)         (10)         76
                                                                      ----------  -----------  ----------

Net of tax amount                                                     $       38  $        13  $      115
                                                                      ==========  ===========  ==========


Segment reporting and disclosures

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. The Company has determined it has no segment reporting requirements.

Recent accounting pronouncements

SFAS No. 133 - Accounting for Derivative Instruments and for Hedging Activities requires all derivatives to be recorded on the balance sheet at fair value. SFAS No. 137 has deferred the effective date of the adoption of this statement until after June 15, 2000. The impact of adopting SFAS No. 133 on the financial condition of the Company has not been determined at this time.

SFAS No. 134 - Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise amended SFAS No. 65 and SFAS No. 115 to require the classification as trading any retained mortgage-backed securities that it commits to sell before or during the securitization process. SFAS No. 134 has been adopted by the Company and has had no significant impact on its financial condition in 1999.

SFAS No. 135 - Rescission of FASB Statement No. 75 and Technical Corrections. This statement made various minor corrections to other pronouncements and rescinded FASB No. 75 which had no significant effect on the financial condition of the Company.

SFAS No. 136 - Transfers of Assets to a Not-for Profit Organization or Charitable Trust that Raises or Holds Contributions for Others. This statement establishes standards for transactions in which an entity makes a contribution by transferring assets to a not-for profit organization or charitable trust that accepts the assets and agrees to use those assets on behalf of another specified entity. SFAS No. 136 has been adopted by the Company and has had no significant impact on its financial condition in 1999.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications were made in the 1997 and 1998 financial statements in order for them to conform with the reporting format utilized in 1999.

--------------------------------------------------------------------------------


NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents were comprised of the following:


                                                        December 31,
                                                       1998       1999
                                                      (In thousands)
Cash on hand                                        $  1,861   $  3,119
Cash due from banks                                    2,737      2,553
Interest bearing deposits at FHLB of Atlanta           8,579        198
Other interest bearing accounts                           11         36
                                                    --------   --------

                                                    $ 13,188   $  5,906
                                                    ========   ========

Cash due from banks at December 31, 1999 includes aggregate bank balances of approximately $2.4 million that are not covered by FDIC insurance.


NOTE 3 - INVESTMENT AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

The Company's investment and mortgage-backed securities classified as available for sale consisted of the following:

                                                           December 31, 1998
                                            Amortized      Unrealized holding     Estimated
                                            cost basis      Gains      Losses    market value
                                                               (In thousands)
Investment securities
Maturity in less than one year:
U.S. Government and agency obligations        $  1,001     $       3  $      -    $   1,004
Maturity between one and five years:
U.S. Government and agency obligations             997            15         -        1,012
                                              --------     ---------   --------   ---------

                                              $  1,998     $      18  $      -    $   2,016
                                              ========     =========   ========   =========

                                                           December 31, 1999
                                            Amortized      Unrealized holding     Estimated
                                            cost basis      Gains      Losses    market value
                                                               (In thousands)
Investment securities
Maturity between one and five years:
Corporate Bonds                               $  3,081     $       -   $   (158)  $   2,923
U.S. Government and agency obligations           1,500             -        (15)      1,485
                                              --------     ---------   --------   ---------

                                              $  4,581     $       -   $   (173)  $   4,408
                                              ========     =========   ========   =========

--------------------------------------------------------------------------------

At December 31, 1998 and 1999, the portfolio of securities classified as available for sale have been recorded in the accompanying statement of financial condition at their estimated market value. The difference between amortized cost and estimated market value has been reflected as a separate component of equity, net of related income taxes:

                                                                December 31,
                                                               1998      1999
                                                               (In thousands)
Unrealized gain (loss) on securities available for sale        $  18    $ (173)
Deferred income taxes                                             (7)       69
                                                               -----    ------

Net unrealized gain (loss) on securities available for sale    $  11    $ (104)
                                                               =====    ======

NOTE 4 - MORTGAGE-BACKED SECURITIES HELD TO MATURITY

The following summarizes the amortized cost basis, estimated market value and unrealized holding gains and losses related to investments in mortgage-backed securities classified as held to maturity:

                                                            December 31, 1998
                                             Amortized      Unrealized holding    Estimated
                                             cost basis     Gains       Losses   market value
                                                              (In thousands)

Maturing in one to five years:
FNMA certificates                               $   -       $  -         $  -       $    -
FHLMC certificates                                 89          1            -           90
GNMA certificates                                  26          1            -           27
Maturing in five to ten years:
FHLMC certificates                                217          7            -          224
GNMA certificates                                 292         13            -          305
Maturing in over ten years:
GNMA certificates                                  84         10            -           94
FNMA certificates                                  69          9            -           78
FHLMC certificates                                168          8            -          176
                                                -----       ----         ----       ------
                                                $ 945       $ 49         $  -       $  994
                                                =====       ====         ====       ======

                                                        December 31, 1999
                                            Amortized   Unrealized holding   Estimated
                                            cost basis   Gains     Losses   market value
                                                         (In thousands)
Maturing in one to five years:
GNMA certificates                              $   41       $  2    $    -     $   43
Maturing in five to ten years:
FHLMC certificates                                148          3         -        151
GNMA certificates                                 172          3         -        175
Maturing in over ten years:
GNMA certificates                               3,039                 (247)     2,792
FHLMC certificates                                127          2         -        129
                                               ------       ----    ------     ------

                                               $3,527       $ 10    $ (247)    $3,290
                                               ======       ====    ======     ======

Mortgage-back securities of $3.4 million have been pledged as collateral for public funds on deposit.

--------------------------------------------------------------------------------

The Company has the intent and ability to hold these mortgage-backed securities to maturity and in accordance with the provisions of SFAS No. 115 are recorded in the accompanying statement of financial condition at amortized cost. At December 31, 1998 and 1999, neither a disposal, nor conditions that could lead to a decision not to hold mortgage-backed securities classified as held to maturity, were reasonably foreseen.

NOTE 5 - LOANS RECEIVABLE

Loans receivable consisted of the following:

                                                         December 31,
                                                       1998        1999
                                                        (In thousands)
Type of loan
One-four family residential mortgage loans,
  including loans held for sale                     $  53,019   $  49,808
Multi-family residential mortgage loans                 6,473       4,132
Commercial mortgage and business loans                 62,526      66,124
Construction  loans                                    12,082      14,584
Consumer loans                                         21,766      23,317
                                                    ---------   ---------

Total loans                                           155,866     157,965
                                                    ---------   ---------

Less:
  Loans held for sale                                    (659)        (80)
  Undisbursed loans in process                         (1,103)       (675)
  Unamortized loan origination fees                       (69)        (72)
  Allowance for loan losses                            (1,441)     (1,400)
                                                    ---------   ---------

                                                       (3,272)     (2,227)
                                                    ---------   ---------

Total loans receivable, net                         $ 152,594   $ 155,738
                                                    =========   =========


Loans and participations serviced on behalf of the Company by others were approximately $3.6 million and $3.3 million at December 31, 1998 and 1999, respectively. Loans and participations serviced by the Company on behalf of others were approximately $16.2 million and $16.6 million at December 31, 1998 and 1999, respectively.

The weighted average yield for all loans was 8.70% and 8.71% at December 31, 1998 and 1999, respectively.

--------------------------------------------------------------------------------

The Company originates both adjustable and fixed interest rate loans. At December 31, 1998 and 1999, the composition of these loans was as follows:

                     Fixed rate loans                                    Adjustable rate loans
   Term        December 31,      December 31,        Term to rate    December 31,      December 31,
to maturity        1998              1999              adjustment        1998              1999
                        (In thousands)                                      (In thousands)
1 mo - 1 yr        $ 12,171          $ 14,621        1 mo - 1 yr         $ 81,208          $ 83,936
1 yr - 5 yrs         38,587            42,010        1 yr - 5 yrs             625               131
Over 5 yrs           23,275            17,267        Over 5 yrs                 -                 -
                   --------          --------                            --------          --------

                   $ 74,033          $ 73,898                            $ 81,833          $ 84,067
                   ========          ========                            ========          ========

The adjustable rate loans have interest rate adjustment limitations. The majority of the adjustable rate loans are indexed to the one-year U.S. Treasury bill rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Company pays on the short-term deposits that have been primarily utilized to fund these loans.

Activity in the allowance for  loan losses account is summarized as follows:

                                                     Year ended December 31,
                                                     1997      1998      1999
                                                            (In thousands)
Balance - Beginning of period                       $1,659    $1,584    $1,441
Provision for loan losses                              242       605       528
Charge-offs                                           (347)     (780)     (704)
Recoveries                                              30        32       135
                                                    ------    ------    ------

Balance - End of period                             $1,584    $1,441    $1,400
                                                    ======    ======    ======

At December 31, 1999 and 1998, the Company had non-accrual loans aggregating $2.3 million and $3.4 million, respectively, of which $484,000 in 1998 and $683,000 in 1999 were determined to be impaired. The specific allowance for impaired loans was $100,000 as of December 31, 1999.

Loans to executive officers and directors are made in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. The Company gives employees who are not directors or executive officers a preferred interest rate on adjustable-rate mortgages of up to 3/4% less than published interest rates.

Loan activity relating to loans made to executive officers and directors and companies in which executive officers and directors own a significant interest is summarized as follows:

                     Balance                               Balance
   Year ended       Beginning                                End
  December 31,       of year     Advances    Repayments    of year
                                     (In thousands)
      1997            $ 2,221     $   642       $   594     $2,269

      1998            $ 2,269     $   465       $ 2,329     $  405

      1999            $   405     $ 5,772       $ 2,721     $3,456

Unused credit lines or commitments to extend credit to executive officers and directors, and companies to which executive officers and directors own a significant interest aggregated $1.8 million and $391,000 for the years ended December 31, 1998, and 1999, respectively.

--------------------------------------------------------------------------------

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment are summarized by major classifications as follows:

                                                               December 31,
                                                            1998         1999
                                                             (In thousands)
Land                                                       $  636       $  636
Building and improvements                                   4,175        4,192
Furniture, fixtures and equipment                           1,277        1,325
                                                           ------       ------

                                                            6,088        6,153

Less - Accumulated depreciation                            (2,236)      (2,490)
                                                           ------       ------

                                                           $3,852       $3,663
                                                           ======       ======

Depreciation expense aggregated approximately $285,000, $320,000 and $343,000 during the years ended December 31, 1997, 1998, and 1999 respectively.

NOTE 7 - INVESTMENT IN FHLB STOCK

The Bank, as a member of the FHLB System, is required to maintain an investment in the FHLB of Atlanta. Although the stock represents a form of equity interest in the FHLB of Atlanta, it does not meet the marketability criteria of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, because its ownership is restricted and it lacks a market. As a result, the FHLB stock is classified as a restricted investment security and is stated at cost.

NOTE 8 - ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest receivable consisted of the following:

                                                               December 31,
                                                            1998          1999
                                                              (In thousands)
Interest on loans                                           $1,654        $1,725
Interest on investment and mortgage-backed securities           68            97
Dividends on Federal Home Loan Bank Stock                       36            33
                                                            ------        ------

                                                            $1,758        $1,855
                                                            ======        ======

--------------------------------------------------------------------------------

NOTE 9 - DEPOSITS

Deposits by major classification and interest rate are summarized as follows:

                                                                   December 31,
                                     Rates                   1998                1999
                                1998       1999         Amount       %       Amount       %
Demand accounts:                                                (Dollars in thousands)
Non interest-bearing accounts      -          -       $   5,939      4.7   $   5,349     4.2
NOW accounts                    2.00%      2.00%         11,757      9.2      11,316     8.9
Money market demand accounts    3.00%      3.00%          3,421      2.7       3,824     3.0
Passbook accounts               2.75%      2.75%         15,415     12.1      14,218    11.2
Statement savings              2.875%     2.875%          2,300      1.7       2,664     2.1
                                                      ---------    -----   ---------   -----

                                                         38,832     30.4      37,371    29.4
                                                      ---------    -----   ---------   -----
Certificate accounts:
2.00% to 5.00%                                           18,360     14.4      43,006    33.9
5.01% to 6.00%                                           62,697     49.2      32,731    25.8
6.01% to 7.00%                                            6,835      5.4      13,249    10.5
Over 7.00%                                                  826      0.6         513     0.4
                                                      ---------    -----   ---------   -----

                                                         88,718     69.6      89,499    70.6
                                                      ---------    -----   ---------   -----

                                                      $ 127,550    100.0   $ 126,870   100.0
                                                      =========    =====   =========   =====

Weighted-average cost of interest-bearing deposits         4.57%                4.52%
                                                      =========            =========

Scheduled maturities of certificate accounts were as follows:

                                                             December 31,
                                                          1998          1999
                                                            (In thousands)
Less than one year                                      $ 70,086      $ 56,405
One year to two years                                     13,347        28,281
Two years to three years                                   2,331         2,762
Three years to four years                                  1,310         1,790
Over four year                                             1,644           261
                                                        --------      --------

                                                        $ 88,718      $ 89,499
                                                        ========      ========

As of December 31, 1998 and 1999, the Company had aggregate deposit accounts with balances greater than $100,000 of approximately $11.7 million and $15.6 million, respectively. Balances in excess of $100,000 are not covered by FDIC insurance. Deposits from directors, executive officers, and related parties held by the Bank at December 31, 1999 amounted to $628,000.

--------------------------------------------------------------------------------

Interest expense by deposit type is summarized as follows:

                                                      Year ended December 31,
                                                    1997       1998       1999
                                                          (In thousands)
NOW accounts                                       $  248     $  255     $  223
Money market demand accounts                          100        105        115
Passbook and statement savings accounts               505        481        491
Certificate accounts                                6,039      5,362      4,425
                                                   ------     ------     ------

                                                   $6,892     $6,203     $5,254
                                                   ======     ======     ======

NOTE 10 - BORROWED FUNDS

Federal Home Loan Bank:

Advances from the Federal Home Loan Bank are as follows:

                                                                                                December 31,
                                                                                             1998         1999
                                                                                               (In thousands)
         Advances under a $40,000,000 Credit Availability Program(a) expiring
           May 14, 2000, interest rate determined daily at FHLB determined
           "spread" over the rate paid on FHLB overnight deposit accounts,
           interest due monthly                                                             $     -      $ 9,000
         Advances from Community Investment Fund:
           7.36% principal reducing credit advance dated May 1, 1992, interest due monthly, principal due in equal quarterly installments of $13,514
             commencing May 1993 and continuing through May 2002                                189          135
           6.53% principal reducing credit advance dated November 2, 1992, interest due monthly, principal due in equal quarterly installments of
             $18,919 commencing in November 1993 and continuing through
             November 2002                                                                      303          227
           6.91% principal reducing credit advance dated March 4, 1994, interest due monthly, principal due in equal quarterly installments of
             $33,333 commencing in March 2004 and continuing through
             March 2009                                                                         700          700
           7.49% principal reducing credit advance dated July 8, 1994, interest due monthly, principal due in equal quarterly installments of
             $5,405 commencing in July 1995 and continuing through
             July 2004                                                                          124          103
          6.08% advance under fixed rate credit plan dated August 25, 1993,
           interest due monthly, principal due August 25, 2003                                2,000        2,000
          5.66% five year convertible advance renewed September 24, 1997,
           interest due quarterly, principal due September 24, 2002                           5,000            -
          6.28% advance under fixed rate credit plan dated October 24, 1995,
           interest due monthly, principal due October 24, 2000                               5,000        5,000
          5.49% ten year convertible advance dated February 4, 1998,
           interest due quarterly, principal due February 4, 2008                            10,000       10,000
          4.97% ten year convertible advance dated June 19, 1998,
           interest due quarterly, principal due June 19, 2008                                8,000            -
          5.36% five year convertible advance dated September 29, 1999,
           interest due quarterly, principal due September 29, 2004                               -        6,500
                                                                                            -------      -------

          Total advances from Federal Home Loan Bank                                        $31,316      $33,665
                                                                                            =======      =======

--------------------------------------------------------------------------------


  (a) The Company has a "Credit Availability" agreement with the Federal Home Loan Bank of Atlanta expiring in May 2000, which generally, limits the Company's aggregate borrowings to the amount of credit availability ($40 million). At December 31, 1999, the Company has unused credit availability of approximately $6.3 million.

The Company's advances from the FHLB of Atlanta are secured by a blanket floating lien on qualifying first mortgage loans (approximately $46.4 million at December 31, 1999). The Company incurred interest expense on FHLB advances of approximately $1.6 million, $1.7 million and $1.8 million in 1997, 1998 and 1999, respectively.

Other Notes Payable:
Other notes payable are as follows at December 31, 1999 (in thousands):


                                                                                                        1999
          Advances under a $3 million line of credit with a bank,
           interest of LIBOR plus 2.25% or bank's prime rate payable
           monthly, principal due December 1, 2000.  Secured with
           the Bank's stock.                                                                           $1,000

          Advances under a $1.2 million unsecured line of credit with
           A bank, interest at the bank's prime, interest and principal due
           October 25, 2000                                                                             1,000

                                                                                                     --------
          Total other notes payable                                                                    $2,000
                                                                                                     ========


Securities Sold Under Agreements to Repurchase:

Securities sold under agreements to repurchase were as follows as of December 31, 1999 (in thousands):

   6.14% Federal Home Loan Bank Bond of $1,500,000,
    estimated fair value of $1,485,000                            $1,487

Weighted average interest rate of the agreement                     5.68%

This agreement matures February 29, 2000. The security underlying the agreement was delivered to the institution that arranged the transaction.

Total borrowed funds at December 31, 1999 have maturities and/or are scheduled to be liquidated in future years as follows:


                       Year ending           Principal
                       December 31,          reductions
                                           (In thousands)

                         2000                 $17,638
                         2001                     151
                         2002                     124
                         2003                   2,022
                         2004                   6,650
                     2005 - 2009               10,567

                                           ----------

                                              $37,152
                                           ==========

--------------------------------------------------------------------------------



NOTE 11 - INCOME TAXES


Income tax expense is comprised of the following elements of current and deferred Federal and state income taxes:


                                                       Year ended December 31,
                                                      1997      1998      1999
                                                          (In thousands)
Current income tax expense:
Federal                                              $ 935    $1,142     $ 902
State                                                  108       112        26
                                                   -------  --------  --------

                                                     1,043     1,254       928
                                                   -------  --------  --------
Deferred income tax expense (benefit):
Federal                                               (104)     (251)     (152)
State                                                    6         7        32
                                                   -------  --------  --------

                                                       (98)     (244)     (120)
                                                   -------  --------  --------

                                                     $ 945    $1,010     $ 808
                                                   =======  ========  ========

The Company files consolidated federal and state income tax returns. At December 31, 1999, the Company had prepaid federal income taxes of approximately $168,000 and a liability for unpaid state income taxes of approximately $95,000. As of December 31, 1998, the Company had a liability for federal income taxes of approximately $104,000 and a liability for unpaid state income taxes of approximately $152,000.

The provisions for income taxes are different than the amounts determined by applying the federal statutory rate to income before income taxes due to the following:


                                                                                      Year ended December 31,
                                                                                     1997      1998      1999
                                                                                      (Dollars in thousands)
Expected income tax, at statutory rate                                              $ 754    $  854     $ 698
Charitable contribution of appreciated property                                        90         -         -
Excess of fair value over cost of ESOP shares committed for release                    14        13         4
Federal Home Loan Bank stock dividends
Dividend received deduction                                                           (35)      (29)      (31)
State excise taxes based on income, net of Federal
  income tax expense                                                                  117       119        79
Other, net                                                                              5        53        58
                                                                                   ------    ------     -----

Total income tax expense                                                            $ 945    $1,010     $ 808
                                                                                   ======    ======     =====

Effective income tax rate                                                              40%       40%       40%
                                                                                   ======    ======     =====

--------------------------------------------------------------------------------

Deferred income tax expense (benefit) results from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. Deferred income taxes are also provided on certain components of equity. The sources and tax effects of these temporary differences and the separately stated components of equity resulting in deferred income taxes as follows:

                                             Deferred tax (benefit) liability related to:
                                                                                                       Accrued
          Temporary            Bad debt deduction   Loan     Accumulated   Prepaid                    compensated
    reporting differences      (Asset)  Liability   Fees     Depreciation  Expenses    MRDP    Other   absences       Total
                                                                 (In thousands)
Balance - December 31, 1996     $(509)    $ 685   $ (39)      $ 30         $ 132     $ (45)   $(299)   $ (48)        $ (93)
1997 changes                      (38)      (84)    (20)        31          (281)       (8)     341      (13)          (72)
                                -----     -----  ------      -----         -----     -----   ------    -----         -----

Balance - December 31, 1997      (547)      601     (59)        61          (149)      (53)      42      (61)         (165)
1998 changes                      (84)     (198)     22          9             -       (10)       -       29          (232)
                                -----     -----  ------      -----         -----     -----   ------    -----         -----

Balance - December 31, 1998      (631)      403     (37)        70          (149)      (63)      42      (32)         (397)
1999 changes                        7      (232)      8        (12)          149        11      (93)     (33)         (195)
                                -----     -----  ------      -----         -----     -----   ------    -----         -----

Balance - December 31, 1999     $(624)   $  171   $ (29)      $ 58             -     $ (52)   $ (51)   $ (65)       $ (592)
                                =====   =======   =====      =====         =====     =====    =====    =====        ======

NOTE 12 - PENSION PLAN

The Company froze the benefits of its defined benefit noncontributory retirement plan ("Plan") in May 1997 and subsequently terminated the plan and recognized an expense in 1997 of $588,000 for the unfunded projected liability in accordance with SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. The Plan covered substantially all of its employees. Benefits were generally based upon the fractional rule based on service. It was the Company's policy to make contributions to the Plan sufficient to meet minimum funding requirements of applicable laws and regulations. Plan assets consist principally of passbook savings, certificates of deposit and life insurance. During 1998 the Plan was terminated and the Plan's assets were distributed to the participants.


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

The ESOP borrowed funds from the Company in an amount sufficient to purchase 163,990 shares. The loan is secured by the shares purchased and will be repaid by the contributions to the ESOP by the Bank and any other earnings on ESOP assets. The loan has an outstanding balance of $172,000 and $112,000 as of December 31, 1998 and 1999, respectively.

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

--------------------------------------------------------------------------------

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

Dividends paid on unallocated ESOP shares are recorded as reductions of debt and accrued interest, whereas dividends on allocated ESOP shares are recorded as a reduction in retained earnings. The following summarizes activity related to the ESOP for the three years ended December 31, 1999:

                                      Unearned employee        Additional
                                        compensation            paid-in        Compensation
                                    Shares        Amount        capital           expense
                                                   (Dollars in thousands)
1997
Shares committed for release:          12,070          121     $         41    $       162
                                 ------------   ----------     ============    ===========

Balances - December 31, 1997          (28,041)  $     (280)


1998
Shares committed for release:          10,878          108     $         64    $       172
                                 ------------   ----------     ============    ===========

Balances - December 31, 1998          (17,163)  $     (172)

1999
Shares committed for release:           5,987           60     $         12    $        72
                                 ------------   ----------     ============    ===========

Balances - December 31, 1999          (11,176)  $     (112)
                                 ============   ==========

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

As of December 31, 1999, the Company has awarded the 82,000 restricted shares of the Company's common stock in accordance with the terms and conditions of the MRDP. The restricted shares were obtained from stock held in treasury (54,906 shares) and from authorized and unissued common stock (27,094 shares) and were recorded to unearned employee compensation at the then prevailing market price of the company's common stock ($15.75 per share). Unearned compensation related to the MRDP is reflected as a reduction of stockholders' equity and is being amortized to expense on a ratable basis over the five-year vesting period. MRDP amortization expense was $243,000 in 1999. As of December 31, 1999, 50,837 shares are vested, 3,541 shares have been forfeited, and 27,622 remain unreleased.

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

--------------------------------------------------------------------------------

The Plan provides that a maximum of 204,988 options to acquire the Company's common stock may be granted under the Plan. Commensurate with its April 17, 1996 adoption of the Plan, the Board of Directors granted awards aggregating 102,492 share options to the Company's Directors and certain key Company employees, at an exercise price equal to the fair market value per share at the date of grant ($15.75 per share, which amount was subsequently adjusted in accordance with Plan provisions to $11.75 per share so as to give appropriate recognition to the effects of 1996 Special dividends). In 1998, 14,000 options were granted to certain officers and directors under the Plan. No options were granted in 1999.

The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, on January 1, 1996. SFAS No. 123 encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. The resulting compensation cost would be shown as an expense on the income statement. Companies may choose to continue to measure compensation for stock-based plans using the intrinsic method of accounting prescribed by APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees. Entities electing to continue the accounting prescribed in APB 25 will be required to disclose in the notes to the financial statements what net income and earnings per share would have been if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Such pro forma information is as follows (in thousands):

                                  1997        1998       1999
                                 ------      ------     ------
          Net income             $1,339      $1,444     $1,179
          Basic EPS              $ 0.71      $ 0.80     $ 0.76
          Diluted EPS            $ 0.70      $ 0.79     $ 0.75

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using weighted-average assumptions of expected life-10 years, volatility-30%, risk-free interest rate-7.5%, and dividend yield -3.3%.

A summary of the status (shares in thousands) of the Company's stock option plan is as follows:

                                     -------------------- ------------------- --------------------
                                            1997                  1998                1999
                                     -------------------- ------------------- --------------------
                                                Weighted            Weighted             Weighted
                                                average             average              average
                                                exercise            exercise             exercise
                                       Shares     price     Shares    price     Shares     price
                                     ---------- --------- --------- --------- ---------- ---------
Outstanding, beginning of year         102,492   $ 11.75   102,492   $ 11.75    111,242   $ 11.69
Granted                                      -         -    14,000     11.25          -         -
Exercised                                    -         -    (5,250)    11.75       (936)    11.75
Forfeited                                    -         -         -         -          -         -

                                     ---------- --------- --------- --------- ---------- ---------
Outstanding, ending of year            102,492   $ 11.75   111,242   $ 11.69    110,306   $ 11.69
                                     ========== ========= ========= ========= ========== =========

Options exercisable at year-end         20,498   $ 11.75    35,746   $ 11.75     55,308   $ 11.75
                                     ---------- --------- --------- --------- ---------- ---------
Weighted-average fair value of
options granted during the year                  $     -             $  3.34              $     -
                                                ---------           ---------            ---------

--------------------------------------------------------------------------------

NOTE 14 - REGULATORY COMPLIANCE

The Bank is required to maintain specific amounts of capital pursuant to FDIC requirements and the Company is required to maintain specific amounts of capital pursuant to the regulations of the Federal Reserve Board. As summarized below, the Company and Bank are in compliance with all such requirements at December 31, 1999:

                                                                        Percentage of
                                                                        adjusted total
                                                         Amount             assets
First Southern Bancshares, Inc:                              (Dollars in thousands)
Primary capital ratios:
GAAP capital                                             $  13,969
Adjustments:
Mortgage servicing rights                                       (5)
Net unrealized loss on securities available for sale           104
                                                         ---------

Tier 1 capital                                              14,068             7.92%
Minimum Tier 1 (leverage) requirement                        7,108             4.00%
                                                         ---------          --------

Excess                                                   $   6,960             3.92%
                                                         =========          ========

Risk-based capital ratios:
Core (Tier 1) Capital                                       14,068             9.73%
Minimum core capital                                         5,781             4.00%
                                                         ---------          --------

Excess                                                   $   8,287             5.73%
                                                         =========          ========

Risk-based capital                                       $  15,468            10.70%
Minimum risk-based capital requirement                      11,562             8.00%
                                                         ---------          --------

Excess                                                   $   3,906             2.70%
                                                         =========          ========

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

                                                                        Percentage of
                                                                        adjusted total
                                                         Amount             assets
First Southern Bancshares, Inc:                              (Dollars in thousands)
Total capital (to risk-weighted assets)                $    16,099              11.15%
To be well capitalized under the FDICIA
  prompt corrective action provisions                       14,441              10.00%
                                                       -----------          ----------

Excess                                                 $     1,658               1.15%
                                                       ===========          ==========

Tier 1 capital (to risk-weighted assets)               $    14,699              10.18%
To be well capitalized under the FDICIA
  prompt corrective action provisions                        8,664               6.00%
                                                       -----------          ----------

Excess                                                 $     6,035               4.18%
                                                       ===========          ==========

Tier 1 capital (to average assets)                     $    14,699               8.28%
To be well capitalized under the FDICIA
  prompt corrective action provisions                        8,880               5.00%
                                                       -----------          ----------

Excess                                                 $     5,819               3.28%
                                                       ===========          ==========

--------------------------------------------------------------------------------

As an Alabama state-chartered bank which is not a member of the Federal Reserve System, the Bank is required by Alabama law to maintain at all times a reserve (comprised of cash on hand) based upon average daily deposits of the Bank. At December 31, 1999, the Bank's qualifying reserves of approximately $3.2 million significantly exceeded the required reserve of $292,000.

NOTE 15 - INTEREST RATE RISK

The Company is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At December 31, 1999, the Company's interest earning assets consisted of approximately 48% fixed interest rates and approximately 52% adjustable interest rates (49% and 51%, respectively, at December 31, 1998). Approximately 93% of the Company's assets at December 31, 1999 earned interest. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time. The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Conversely, in a stable or decreasing rate environment, the Company's asset value and net interest income will show improvement.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Loan commitments and other matters
The Company makes loan commitments and incurs contingent liabilities in the normal course of business. The Company is, from time to time, a defendant in legal actions arising from normal business activities. Management does not anticipate that the ultimate liability, if any, arising from litigation outstanding at December 31, 1999 will have a materially adverse effect on the financial statements.

Outstanding loan commitments issued by the Company (excluding loans in process and standby letters of credit) in the normal course of business were comprised of unused advances under line-of-credit agreements totaling $11.5 million as of December 31, 1999.

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


                                               Contract or notional amount
                                                       December 31,
                                                   1998          1999
                                                     (In thousands)
Financial instruments and contract amounts
  which represent credit risk:
Commitments to extend credit                     $  1,254      $    724
Unused lines of credit                           $ 12,279      $ 11,548
Standby letters of credit                        $     10      $     10

--------------------------------------------------------------------------------

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

NOTE 19 - STOCK REPURCHASE PROGRAM

In October 1995, the Company's Board of Directors approved a Stock Repurchase Program whereby the Company may repurchase up to 102,493 shares of its common stock, which number of shares represents 5% of the Company's issued common stock. In June 1996 the Company's Board of Directors approved an extension of the Stock Repurchase Program whereby the Company, upon completion of the repurchase original 102,493 shares of its common stock, could then repurchase up to an additional 102,493 shares of its common stock. The ongoing program has resulted in the 1997, 1998 and 1999 acquisition of 79,930, 224,182 and 356,272 shares, respectively, of Company common stock (aggregating 36.8% of issued shares) at an aggregate cost of $1.1 million, $3.6 million and $4.8 million in 1997, 1998 and 1999, respectively. 54,906 of such shares were utilized in the funding of the MRDP, 6,186 were used to satisfy options exercised and 763,598 (aggregating 36.8% of issued shares) are held in treasury at December 31, 1999.

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

--------------------------------------------------------------------------------

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

NOTE 21 - FIRST SOUTHERN BANCSHARES, INC. PARENT COMPANY ONLY FINANCIAL
STATEMENTS

Condensed parent company only financial statements for First Southern Bancshares, Inc. are set forth below:


CONDENSED BALANCE SHEET (In thousands)


                                                          December 31,
                                                       1998         1999
ASSETS

Cash and cash equivalents                            $     284    $   1,220
Notes receivable                                           172          112
Investment in wholly-owned subsidiary                   17,512       14,600
Other assets                                               102           94
                                                     ---------    ---------

TOTAL ASSETS                                         $  18,070    $  16,026
                                                     =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Notes payable                                        $       -    $   2,000
Income taxes currently payable                               -
Other accrued liabilities                                   62           57
                                                     ---------    ---------

Total liabilities                                           62        2,057

STOCKHOLDERS' EQUITY                                    18,008       13,969
                                                     ---------    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $  18,070    $  16,026
                                                     =========    =========


CONDENSED STATEMENT OF INCOME (In thousands, except share amounts)

                                                         Year ended December 31,
                                                       1997        1998       1999
INCOME
Equity in earnings of wholly-owned subsidiary          $ 1,477    $ 1,583    $ 1,375
Other                                                       18         18         36
                                                       -------    -------    -------

Total income                                             1,495      1,601      1,411
EXPENSES                                                   139        157        227
                                                       -------    -------    -------

Net income before income taxes                           1,356      1,444      1,184
Provision for income taxes                                 (41)       (58)       (62)
                                                       -------    -------    -------

NET INCOME                                             $ 1,397    $ 1,502    $ 1,246
                                                       =======    =======    =======

BASIC EARNINGS PER SHARE                               $  0.74    $  0.83    $  0.80

DILUTED EARNINGS PER SHARE                             $  0.73    $  0.82    $  0.79

DIVIDENDS PER SHARE, REGULAR AND SPECIAL               $  0.50    $  0.80    $  0.50

DIVIDEND PAYOUT RATIO DURING THE PERIOD                  67.57%     96.39%     62.50%

--------------------------------------------------------------------------------


CONDENSED STATEMENT OF CASH FLOWS (In thousands)

                                                                                Year ended December 31,
                                                                              1997        1998       1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                    $  1,397   $  1,502   $  1,246
Adjustments to reconcile net income to net cash provided by operations:
  Equity in earnings of wholly-owned subsidiary                                  3,512      3,095      2,912
  (Increase) decrease in other assets                                              (52)       (28)         8
  (Decrease) in income taxes payable                                                (3)         -          -
  Increase (decrease) in other accrued liabilities                                 (30)        16         (5)
                                                                              --------   --------   --------

Cash flows from operating activities                                             4,824      4,585      4,161
                                                                              --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity and sales of investment and mortgage-backed securities                      -          -          -
Principal reductions in notes receivable                                           121        108         60
                                                                              --------   --------   --------

Cash flows from (used in) investing activities                                     121        108         60
                                                                              --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings                                                             -      2,750      2,800
Repayments of borrowings                                                        (4,000)    (2,750)      (800)
Cash dividends, including dividends on unallocated ESOP shares                    (870)    (1,361)      (730)
Acquisition of treasury stock                                                   (1,078)    (3,640)    (4,771)
  ESOP shares committed for release                                                162        147         71
  Amortization of MRDP shares                                                      258        311        260
  Equity in reserves of wholly-owned subsidiary                                     38         13       (115)
                                                                              --------   --------   --------

Cash flows from (used in) financing activities                                  (5,490)    (4,530)    (3,285)
                                                                              --------   --------   --------

INCREASE IN CASH AND CASH EQUIVALENTS                                             (545)       163        936

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                    666        121        284
                                                                              --------   --------   --------

CASH AND CASH EQUIVALENTS - END OF PERIOD                                     $    121   $    284   $  1,220
                                                                              ========   ========   ========

--------------------------------------------------------------------------------


NOTE 22 - CARRYING AMOUNTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of financial instruments as of December 31, 1999 are summarized as follows:

                                                      Carrying         Fair
                                                       amount         value
                                                          (In thousands)
FINANCIAL ASSETS
Cash and cash equivalents                              $  5,906    $   5,906
Investment securities                                     4,408        4,408
Mortgage-backed securities                                3,527        3,290
Loans receivable, net                                   155,738      155,813
Loans held for sale                                          80           80
Federal Home Loan Bank stock                              1,685        1,685
Accrued dividends and interest receivable                 1,855        1,855
                                                      ----------  -----------

                                                       $173,199    $ 173,037
                                                      ==========  ===========

FINANCIAL LIABILITIES
Deposits:
  Demand accounts                                      $ 37,371    $  37,371
  Certificates of deposit                                89,499       89,424
Advances from Federal Home Loan Bank                     33,665       33,665
Other notes payable                                       2,000        2,000
Securities sold under repurchase agreement                1,487        1,485
Off-balance sheet commitments                                 -            -
                                                      ----------  -----------

                                                       $164,022    $ 163,945
                                                      ==========  ===========

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Certain financial instruments and all nonfinancial instruments are excluded. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles, and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate the value:Cash and cash equivalents

  Based upon the nature of the instrument, carrying value approximates fair value.

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

--------------------------------------------------------------------------------

  Deposits

  The carrying value of demand deposits and other non fixed maturity deposit accounts reflects the amount payable on demand and therefore, is a reasonable approximation of fair value. The estimated fair values of certificates of deposit were estimated by discounting future cash flows using the rates currently being offered for deposits of similar remaining maturities.

  Advances from Federal Home Loan Bank and other notes payable
  The estimated fair value of Federal Home Loan Bank loan advances and other notes payable was determined by discounting future cash flows using the rates currently being offered on Federal Home Loan Bank advances and bank borrowings having similar characteristics.

  Off-balance sheet financial commitments
  The Company had $12.3 million of off-balance sheet financial commitments as of December 31,1999, which are commitments to originate loans and unused lines of credit. Since these obligations are based on current market, the carrying amount is considered to be a reasonable estimate of fair value.

By their nature, estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in any of the assumptions used in calculating fair value could significantly affect the estimates. Further, the fair value estimates were calculated as of December 31, 1999. Subsequent changes in market interest rates and other conditions could significantly change the fair value.

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

NOTE 23 - QUARTERLY DATA (UNAUDITED)

                                                                  Years Ended December 31,
                                                           1998                               1999
                                         ------------------------------------  ----------------------------------
                                          First      Second   Third    Fourth    First   Second    Third   Fourth
                                         Quarter    Quarter  Quarter  Quarter  Quarter  Quarter  Quarter  Quarter
                                         --------   -------  -------  -------  -------  -------  -------  -------
                                                            (In thousands, except per share data)

Interest income                          $  3,780  $ 3,823   $ 3,913   $3,661  $ 3,444   $3,468  $ 3,471  $ 3,568
Interest expense                            2,050    1,970     2,040    1,896    1,779    1,759    1,734    1,833
                                         --------  -------   -------  -------  -------  -------- -------- -------
Net interest income                         1,730    1,853     1,873    1,765    1,665    1,709    1,737    1,735
Provision for loan losses                      60       61       103      381      195      148       49      136
                                         --------  -------   -------  -------  -------  -------- -------- -------
Net interest income after provisions
  for loan losses                           1,670    1,792     1,770    1,384    1,470    1,561    1,688    1,599
Noninterest income                            210      253       230      263      247      218      156      161
Noninterest expense                         1,228    1,322     1,276    1,234    1,180    1,249    1,308    1,309
                                         --------  -------   -------  -------  -------  -------- -------- -------
Income before income taxes                    652      723       724      413      537      530      536      451
Income tax expense                            246      280       270      214      213      207      211      177
                                         --------  -------   -------  -------  -------  -------- -------- -------

Net income                               $    406  $   443   $   454   $  199  $   324   $  323  $   325  $   274
                                         ========  =======   =======  =======  =======  ======== ======== =======

 Basic Earnings per share                $   0.22  $  0.24   $  0.25   $ 0.13  $  0.20   $  0.20 $  0.20  $ 0.21
                                         ========  =======  ======== ========  =======  ======== ======== =======

 Diluted Earnings per share              $   0.21  $  0.24   $  0.25   $ 0.13  $  0.19   $  0.20 $  0.20  $ 0.20
                                         ========  =======  ======== ========  =======  ======== ======== =======

Note:  Quarterly amounts may not add to year-to-date due to rounding.

                           COMMON STOCK INFORMATION

The common stock of First Southern Bancshares, Inc. is quoted on The NASDAQ National Stock Market under the symbol "FSTH." As of March 10, 2000, First Southern Bancshares, Inc. had 629 shareholders and 1,268,626 shares of common stock outstanding. This does not include the number of persons or entities who hold the stock in nominee or "street name."

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

                 1998                      High         Low     Dividend
            First quarter                $ 16.500    $ 14.750   $ 0.425

            Second quarter               $ 18.375    $ 15.500   $ 0.125

            Third quarter                $ 17.375    $ 14.750   $ 0.125

            Fourth quarter               $ 16.875    $ 13.375   $ 0.125


                 1999                      High         Low     Dividend

            First quarter                $ 14.438    $ 12.750   $ 0.125

            Second quarter               $ 13.500    $ 11.125   $ 0.125

            Third quarter                $ 13.375    $ 10.000   $ 0.125

            Fourth quarter               $ 13.250    $ 10.000   $ 0.125

                           DIRECTORS AND OFFICERS OF
                      FIRST SOUTHERN BANCSHARES, INC. AND
                              FIRST SOUTHERN BANK

Members of the Board of Directors          Officers
----------------------------------         ---------------------------------
Charles L. Frederick, Jr.                  Charles L. Frederick, Jr.
Chairman of the Board                      President and Chief Executive Officer
President and Chief Executive Officer
First Southern Bancshares, Inc. and        Thomas N. Ward
   First Southern Bank                     Executive Vice President and
                                             Chief Operating Officer
Thomas N. Ward
Executive Vice President and               Glenda Young
  Chief Operating Officer                  Senior Vice President and
First Southern Bank                          Chief Accounting Officer

Milka S. Duke                              Marva Kaye Townsend
Retired                                    Assistant to the President and
Former officer of First Federal Savings      Corporate Secretary
   and Loan of Florence
                                           Brent Turpen
Kenneth Williams                           Treasurer/Controller
Partner of Williams & Son Oil Co.
(An oil distribution company)              Sharon Robbins
                                           Assistant Corporate Secretary

J. Acker Rogers                            Vice President:
Partner                                    ---------------
Rogers, Carlton & Associates, Inc.         Linda Allen
(Insurance Agency)                         Tyler Calhoun III
                                           Kenneth McLain
Gary Gamble                                Farrell Southern
President                                  Irene Woods
Plantation Springs, Inc.                   Marc Tays
(Land development company)

James E. Bishop                            Assistant Vice President:
President and Owner                        -------------------------
Jim Bishop Chevrolet, Inc. and             Donna Ezekiel
   Buick Oldsmobile, Inc.                  Marsha Rochester
(Automobile and truck dealership)          Natalie Tackett
                                           Brenda Crittenden

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

      Marmann, McCrary & Associates, P.C.     The NASDAQ National Market System
      900 E. Second St.                       NASDAQ Symbol:  FSTH
      Sheffield, Alabama 35660


      Special Securities Counsel

      Muldoon, Murphy & Faucette LLP
      5101 Wisconsin Avenue, N.W.
      Washington, D.C. 20016


--------------------------------------------------------------------------------

                                ANNUAL MEETING

The Annual Meeting of Stockholders will be held Wednesday, April 19, 2000, at 10:00 a.m., Central Time, at the main office of First Southern Bank, 102 South Court Street, Florence, Alabama. Stockholders of record as of the close of business on March 10, 2000 are those stockholders entitled to notice of and to vote at the Annual Meeting.

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