Form 10KSB, Exhibit 13
period 2000-12-31
FIRST SOUTHERN BANCSHARES INC/DE
filed 2001-04-02
CIK 934302

                                  Exhibit 13

                         Annual Report to Stockholders

                        First Southern Bancshares, Inc.






                              PRESIDENT'S MESSAGE



To Our Stockholders:

It is my pleasure to serve as your new President and Chief Executive Officer. I am grateful to the Board of Directors for their expression of confidence in me. Having been on the job just a month, I am already aware of the many challenges we face as a company. I, along with our Board of Directors, Officers and Employees, stand ready to move forward toward our shared goal of making First Southern Bank among the premier financial services companies in Northwest Alabama.

This will certainly be a tall order given our financial results in 2000. However, we have wonderful customers, a dedicated staff, and a Board of Directors that understands the importance of delivering shareholder value to you, our owners. Although there is no "quick-fix" to the problems we face, we are committed to implementing a disciplined long-term strategic plan designed to right our financial institution.

I invite you to call or come to visit me at your convenience. We value and need
                                                              -----------------
your input.
- ----------

Sincerely,

/s/ Robert C. Redd
- ------------------
Robert C. Redd
President and Chief Executive Officer

TABLE I - SELECTED CONSOLIDATED FINANCIAL CONDITION, OPERATING AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, operating results and certain other related data of the Company at the dates and for the periods indicated.

                                                                At December 31,
                                            --------------------------------------------------------
                                                                (In Thousands)
Financial condition data                       1996       1997        1998        1999       2000
Total assets                                $ 184,484  $ 183,673   $ 178,375   $ 178,798  $ 167,384
Loans receivable, net                         159,718    159,758     153,253     155,818    139,707
Cash and cash equivalents                       4,220      6,420      13,188       5,906      7,479
Investment securities                          10,948      7,993       2,016       4,408      4,497
Mortgage-backed securities                      1,887      1,432         945       3,527      3,367
Deposits                                      132,800    143,731     127,550     126,870    131,218
Advances from Federal Home Loan Bank           25,619     18,468      31,316      33,665     25,514
Other notes payable                             4,000          -           -       2,000        825
Agreement to repurchase securities                  -          -           -       1,487          -
Total stockholders' equity                     21,042     20,949      18,008      13,969      9,230
Non performing assets                           1,639      1,206       4,069       3,168      4,764
Allowance for loan losses                       1,659      1,584       1,441       1,400      5,059

                                                               Year Ended December 31,
                                            --------------------------------------------------------
                                                        (In thousands, except per share amounts)

Operating data                                  1996       1997        1998        1999       2000
Interest income                             $  15,089  $  15,446   $  15,177   $  13,951  $  14,208
Interest expense                                7,537      8,452       7,956       7,105      7,951
                                            ---------- ----------  ----------  ---------- ----------
Net interest income                             7,552      6,994       7,221       6,846      6,257
Provision for loan losses                         270        242         605         528      8,226
                                            ---------- ----------  ----------  ---------- ----------
Net interest income (loss) after
  provision for loan losses                     7,282      6,752       6,616       6,318     (1,969)
Noninterest income                                426        766         956         782        597
Noninterest expense                             7,194      5,176       5,060       5,046      5,038
                                            ---------- ----------  ----------  ---------- ----------
Income (loss) before income taxes                 514      2,342       2,512       2,054     (6,410)
Income tax benefit (expense)                       24       (945)     (1,010)       (808)     2,519
                                            ---------- ----------  ----------  ---------- ----------

Net income (loss)                           $     538  $   1,397   $   1,502   $   1,246  $  (3,891)
                                            ========== ==========  ==========  ========== ==========
 Basic Earnings (Loss) per share            $    0.28  $    0.74   $    0.83   $    0.80  $   (3.09)
                                            ========== ==========  ==========  ========== ==========
 Diluted Earnings (Loss) per share          $    0.28  $    0.73   $    0.82   $    0.79  $   (3.08)
                                            ========== ==========  ==========  ========== ==========
Cash dividends per share:
   Regular dividends                        $    0.50  $    0.50   $    0.50   $    0.50  $    0.50

   Special cash dividends                   $    5.40  $       -   $    0.30   $       -  $       -
                                            ---------- ----------  ----------  ---------- ----------
Total cash dividends                        $    5.90  $    0.50   $    0.80   $    0.50  $    0.50
                                            ========== ==========  ==========  ========== ==========

                                                                   At December 31,
                                            --------------------------------------------------------
Other data                                      1996       1997        1998        1999       2000
  Real estate loans                             1,975      2,032       1,828       1,709      1,646
  Deposit accounts                             12,584     12,508      12,092      11,697     11,426
  Number of branch offices                          5          5           6           6          6

                        TABLE II - KEY OPERATING RATIOS

The table below sets forth certain performance, asset quality and capital ratios of the Company at or for the periods indicated.

                                                                           Year ended December 31,

                                                               1996       1997        1998        1999       2000
Performance ratios

Return on average assets [net income
 (loss) divided by average assets]                             0.29%      0.75%       0.81%       0.70%     -2.21%

Return on average stockholders' equity [net
  income (loss) divided by average equity]                     2.04%      6.74%       7.45%       7.30%    -29.66%

Dividend payout ratio [dividends declared per
 share divided by basic earnings (loss) per share]:
  Regular dividends (1)                                      178.57%     67.57%      60.24%      62.50%    -16.18%
  Special dividends                                         1928.57%       N/A       36.14%        N/A        N/A

Interest rate spread (difference between
  average yield on interest-earning assets and
  average cost of interest-bearing liabilities)                3.75%      3.52%       3.72%       3.82%      3.59%

Net interest margin (net interest income as a
  percentage of average interest-earning assets)               4.37%      3.98%       4.15%       4.16%      3.84%

Non-interest expense to average assets                         3.94%      2.78%       2.73%       2.85%      2.86%

Average interest-earning assets to interest
  bearing liabilities                                        114.26%    109.69%     109.61%     107.81%    105.01%

Asset quality ratios

Allowance for loan losses to net loans
  at end of period                                             1.04%      0.99%       0.94%       0.90%      3.62%

Net charge offs to average outstanding
  loans during period                                          0.08%      0.19%       0.49%       0.38%      3.00%

Ratio of nonperforming assets to total assets
  at end of period                                             0.89%      0.66%       2.28%       1.77%      2.85%

Capital ratios

Average stockholders' equity to average assets
  during period                                               14.47%     11.12%      10.89%       9.63%      7.46%

TABLE III - WEIGHTED AVERAGE YIELDS EARNED AND RATES PAID

The following table sets forth, for the years and at the date indicated, information regarding the average balances of assets, liabilities and stockholders' equity as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities. Average interest-earning assets and interest income include Federal Home Loan Bank stock and related dividends for the indicated periods. Average balances for each period have been computed using average daily balances during such periods.

                                                           Year ended December 31,                                          At
                                             --------------------------------------------------------------------------
                                                        1998                     1999                    2000           December 31,
                                             ------------------------- ------------------------ -----------------------
                                                      Interest                 Interest                Interest             2000
                                              Average   and     Yield/ Average   and     Yield/ Average   and    Yield/    Yield/
                                              balance dividends cost   balance dividends cost   balance dividends cost      cost
Interest-earning/dividend paying assets
Interest-earning assets
Mortgage loans and contracts                 $ 63,187  $ 5,179  8.20%  $ 47,814 $ 3,788  7.92% $ 45,198  $ 3,734  8.26%     8.70%
Other loans                                    97,506    9,166  9.40%   103,146   9,306  9.02%  107,095    9,741  9.10%     9.56%
                                             --------  -------         -------- -------        --------  -------
   Total net loans (1)                        160,693   14,345  8.93%   150,960  13,094  8.67%  152,293   13,475  8.85%     9.31%
Mortgage-backed securities                      1,199       96  8.01%     2,472     171  6.92%    3,443      233  6.77%     6.76%
Investment securities                           4,362      252  5.78%     3,951     260  6.58%    4,404      284  6.45%     6.24%
FHLB overnight account and other                5,956      360  6.04%     5,553     296  5.33%    1,163       74  6.36%     6.05%
                                             --------  -------         -------- -------        --------  -------
   Total  interest-earning assets             172,210   15,053  8.74%   162,936  13,821  8.48%  161,303   14,066  8.72%     9.15%
Federal Home Loan Bank stock                    1,662      123  7.40%     1,709     130  7.61%    1,815      141  7.77%     7.75%
                                             --------  -------         -------- -------        --------  -------
  Total interest earning and dividend
    paying assets                             173,872   15,176  8.73%   164,645  13,951  8.47%  163,118   14,207  8.71%     9.13%
                                             --------  -------         -------- -------        --------  -------
Non interest earning/dividend paying assets
Office properties and equipment, net            3,752                     3,767                   3,564
Real estate owned                                 336                     1,010                     947
Cash on hand and in banks                       4,827                     5,654                   5,453
Accrued interest receivable                     1,832                     1,638                   1,798
Other                                             559                       534                   1,018
                                             --------                  --------                --------
   Total non interest-earning/dividend
    paying assets                              11,306                    12,603                  12,780
                                             --------                  --------                --------
Total assets                                 $185,178                  $177,248                $175,898
                                             ========                  ========                ========

Interest-bearing liabilities
Deposit accounts:
Passbook accounts                            $ 17,402    $ 481  2.76%  $ 17,720   $ 491  2.77% $ 16,379    $ 454  2.77%     2.76%
NOW accounts                                   11,486      255  2.22%    11,720     223  1.90%   11,177      214  1.91%     2.00%
Money market accounts                           3,527      106  3.01%     3,797     115  3.03%    3,573      113  3.16%     3.00%
Certificates of deposit                        95,686    5,361  5.60%    86,913   4,425  5.09%   91,300    5,160  5.65%     6.03%
                                             --------  -------         -------- -------        --------  -------
  Total interest-bearing deposits             128,101    6,203  4.84%   120,150   5,254  4.37%  122,429    5,941  4.85%     5.15%
Other interest-bearing liabilities:
Advances from Federal Home Loan Bank
    of Atlanta                                 30,231    1,727  5.71%    31,939   1,804  5.65%   30,872    1,856  6.01%     6.01%
Agreement to repurchase securities                  -        -  0.00%       225      12  5.33%    1,111       72  6.48%     0.00%
Other borrowings                                  297       25  8.42%       397      35  8.82%      924       80  8.66%     8.87%
                                             --------  -------         -------- -------        --------  -------
  Total borrowings                             30,528    1,752  5.74%    32,561   1,851  5.68%   32,907    2,008  6.10%     6.10%
                                             --------  -------         -------- -------        --------  -------
  Total interest-bearing liabilities          158,629    7,955  5.01%   152,711   7,105  4.65%  155,336    7,949  5.12%     5.32%
                                             --------  -------         -------- -------        --------  -------
Non interest-bearing liabilities
Non interest bearing deposit accounts           5,235                     6,204                   6,401
Other liabilities                               1,155                     1,269                   1,044
                                             --------                  --------                --------

Total liabilities                             165,019                   160,184                 162,781
Stockholders' equity                           20,159                    17,064                  13,117
                                             --------                  --------                --------
Total liabilities and stockholders' equity   $185,178                  $177,248                $175,898
                                             ========                  ========                ========

Net interest income                                    $ 7,221                  $ 6,846                  $ 6,258
                                                       =======                  =======                  =======
Interest  rate spread (2)                                       3.72%                    3.82%                    3.59%     3.81%
                                                                ======                   ====                     ====      ====

Net interest margin (2)                                         4.15%                    4.16%                    3.84%
                                                                ======                   ====                     ====

Ratio of average interest-earning assets
  to average interest-bearing liabilities (2)  109.61%                   107.81%                 105.01%
                                             ========                  ========                ========

_________________________________________
(1) Loans on nonaccrual status have been included in the computation of average balances.
(2) Includes Federal Home Loan Bank stock and related dividends, as applicable.

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

                                         1997 Compared to 1998             1998 Compared to 1999          1999 Compared to 2000
                                          Increase (Decrease)               Increase (Decrease)            Increase (Decrease)
                                                Due to                            Due to                          Due to
                                                     Rate/                             Rate/                           Rate/
                                     Rate   Volume   Volume    Net     Rate    Volume  Volume   Net     Rate   Volume  Volume  Net
Interest-earning/dividend                                             (In thousands)
  paying assets
  Mortgage loans                    $ (68)  $(996)  $  11   $(1,053)  $(173)  $(1,260)  $ 42  $(1,391) $ 162  $ (207) $ (10)  $ (55)
  Other loans                        (180)    956     (19)      757    (369)      530    (20)     141     76     356      3     435
                                    -----   -----   -----   -------   -----   -------   ----  -------  -----  ------  -----   -----

    Total net loans                  (248)    (40)     (8)     (296)   (542)     (730)    22   (1,250)   238     149     (7)    380

Mortgage-backed securities             (2)    (40)      1       (41)    (13)      102    (14)      75     (4)     67     (1)     62
Investment securities                  46    (139)    (18)     (111)     35       (24)    (3)       8     (5)     30     (1)     24
Overnight deposits                    (31)    318     (69)      218     (43)      (24)     4      (63)    57    (234)   (44)   (221)
                                    -----   -----   -----   -------   -----   -------   ----  -------  -----  ------  -----   -----

Total net change in income on
  interest earning assets            (235)     99     (94)     (230)   (563)     (676)     9   (1,230)   286      12    (53)    245

Federal Home Loan Bank stock            4     (40)     (1)      (37)      3         3      0        6      3       8      0      11
                                    -----   -----   -----   -------   -----   -------   ----  -------  -----  ------  -----   -----

Total net change in income on
  interest earning/dividend
  paying assets                      (231)     59     (95)     (267)   (560)     (673)     9   (1,224)   289      20    (53)    256
                                    -----   -----   -----   -------   -----   -------   ----  -------  -----  ------  -----   -----

Interest-bearing liabilities:
Deposits                             (425)   (286)     18      (693)   (601)     (352)    34     (919)   576     100     12     688
Other interest-bearing liabilities    (40)    242      (6)      196     (17)      117     (1)      99    136      20      1     157
                                    -----   -----   -----   -------   -----   -------   ----  -------  -----  ------  -----   -----

Total net change in expense on
  interest bearing liabilities       (465)    (44)     12      (497)   (618)     (235)    33     (820)   712     120     13     845
                                    -----   -----   -----   -------   -----   -------   ----  -------  -----  ------  -----   -----

Net change in net interest income   $ 234   $ 103   $(107)  $   230   $  58   $  (438) $ (24) $  (404) $(423) $ (100) $ (66) $ (589)
                                    =====   =====   =====   =======   =====   =======   ====  =======  =====  ======  =====   =====

TABLE V - INTEREST RATE SENSITIVITY

The table below measures interest rate risk by estimating the change in market value of the Bank's assets, liabilities, and off balance sheet contracts in response to an instantaneous change in market interest rates. The data was compiled by an independent third-party service bureau. Using the composition of the Bank's portfolio of interest-earning assets and interest-bearing liabilities at December 31, 2000, an estimate of the level of the Bank's stockholders' equity (market value of assets, less market value of liabilities, plus or minus the market value of any off-balance sheet items) was computed under the rate environment prevailing on or about December 31, 2000. The Bank's stockholders' equity was then computed under different interest rate scenarios. The change in stockholders' equity under the different interest rate scenarios provides a measure of the Bank's exposure to interest rate risk. The data presented below is as of December 31, 2000 and is for the Bank only. Since, with minor exceptions, all of Bancshares' assets and liabilities, exclusive of its investment in the Bank, are adjustable rate financial instruments, the fair value of such instruments would remain substantially unchanged in the changed interest rate scenarios.

                                                                                   Percent
                                                                                  change in
                                                                         Stock-     Stock-
                                                                        holders'   holders'
                                                Assets    Liabilities    equity     equity
                                                  (Dollars in Thousands)
Change in level of interest rates:

Minus 300 basis points                (3.00)%    173,334    166,465       6,869     (21.88)%

Minus 200 basis points                (2.00)%    171,061    163,884       7,177     (18.38)%

Minus 100 basis points                (1.00)%    168,884    160,921       7,963      (9.44)%

No change                                        166,797    158,004       8,793       0.00%

Plus 100 basis points                  1.00%     164,794    155,206       9,588       9.04%

Plus 200 basis points                  2.00%     162,868    152,521      10,347      17.67%

Plus 300 basis points                  3.00%     161,016    149,943      11,073      25.93%

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    GENERAL

First Southern Bancshares, Inc. ("Bancshares") is primarily engaged in the business of directing and planning the activities of its wholly owned subsidiary, First Southern Bank (the "Bank"). Bancshares' primary asset is its investment in the Bank. Bancshares and the Bank are collectively referred to herein as the "Company".

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

The discussion and analysis included herein covers those material changes in financial condition, liquidity and capital resources that have occurred since December 31, 1999, as well as certain material changes in results of operations during the years ended December 31, 1998, 1999 and 2000.

Forward-looking Statements Safe-harbor Statement

This report may contain forward-looking statements that are subject to numerous assumptions, risks and uncertainties. Statements pertaining to future periods are subject to uncertainty because of the possibility of changes in underlying factors and assumptions. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: sharp and rapid changes in interest rates; significant changes in the economic scenario from the current anticipated scenario which could materially change anticipated credit quality trends and the ability to generate loans; higher than anticipated loan delinquencies or loan losses; higher than anticipated provisions for loan losses; significant delay in or inability to execute strategic initiatives designed to grow revenues and/or control expenses; and significant changes in accounting, tax or regulatory practices or requirements. Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on its behalf. The Company assumes no obligation to update any forward-looking statements.

             FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

General

The Company incurred a significant loss in 2000 of $3.9 million as the result of loan charge-offs and an overall increase in the reserve for exposure to future charge-offs. The increase in the provision was due to significant loan charge offs of $4.7 million incurred for known and estimated losses on non performing and impaired loans, primarily with respect to commercial and consumer loans, and an increase in the allowance for possible loan losses of $ 3.7 million due to the current unfavorable economic conditions of the Company's lending area and the potential for increased deterioration of the loan portfolio. $1.5 million or 41% of the increase in the year-end allowance represents management's increase in the estimate of the general unallocated allowance for possible loan losses, and $2.2 million or 59% represents the increase in the allowance allocated to specific classified loans. See further discussion in "Provision for Loan Losses" below.

The net loss coupled with dividends and purchase of stock have decreased stockholders' equity 34% from $14.0 million at December 31, 1999 to $9.2 million at December 31, 2000. This decrease in stockholders' equity has reduced the Bank's regulatory capital to a level mandating a capital plan to raise it to a satisfactory level. See further discussion in "Stockholders' Equity" below.

In 1998, management changed its strategy from an aggressive growth in deposits and assets to a plan to increase its average interest spread. This change in strategy was prompted by the lack of growth in the Company's primary lending area and the increased competition with other banks. Due to the lack of economic growth, many competitor banks have offered low rates to the Company's loan customers that the Company was unwilling to match due to the low interest yield commitment over the long term. The same holds true for deposits as competitor banks are offering aggressive rates that are higher than the interest cost to the Company of borrowing from the FHLB. Therefore management decided to retain loans or originate and retain new loans that have a higher long-term yield, and to offer competitive rates for deposits while maintaining an acceptable interest spread. In carrying out its plan, management focused on making and retaining higher yielding commercial and consumer loans that are inherently more risky than residential mortgage loans. As a result of management's plan the Company recognized charge offs of $4.7 million during 2000 and ended the year with $35.0 million or 42.7% of its commercial and consumer loans classified. Therefore, the loan loss provision of $8.2 million and the allowance for possible loan losses of $5.1 million were substantially higher than previous years. See "Non performing Assets" and "Provision for Loan Losses" below for further explanation.

Average interest bearing assets have decreased from $173.9 million in 1998 to $164.6 million in 1999, and in 2000 to $162.6 million, reflecting the effect of this strategy. Average interest bearing liabilities have correspondingly decreased from $158.6 million in 1998 to $152.7 million in 1999, and increased slightly in 2000 to $155.3 million, primarily as a result of the additional debt incurred in association with the Company's Stock Repurchase Program. As planned, the interest spread between the average yield on the average interest bearing assets and the average cost on average interest bearing liabilities has increased from 3.72% in 1998 to 3.82% in 1999. However in 2000, the interest spread decreased to 3.62%, reflecting an increase in the interest cost for certificates of deposits and an increase in loans accounted for on a non accrual basis.

Subsequent to year-end, the Company has adopted revised loan approval and review policies, and increased its personnel dedicated to monitoring and resolving classified loans. In addition the Company has appointed a new President and Chief Executive Officer to replace his predecessor who retired in January 2001. The Company also has plans to employ an internal auditor in early 2001.

This section of the annual report provides a narrative discussion and analysis of the Company's financial condition and results of operations for the previous three years. All tables, graphs and financial statements included in this report should be considered an integral part of this analysis.

Cash and cash equivalents

As disclosed in the Company's "Consolidated Statements of Cash Flows," net cash provided by operating activities decreased from $1.8 million in 1999 to $1.0 million in 2000 due to the net loss resulting from loan charge-offs. Cash from investing activities increased from a use of cash of $8.7 million in 1999 to a source of cash of $8.1 million in 2000 due to the decrease in total loans in 2000. Net cash used in financing activities increased from $300,000 in 1999 to $7.7 million in 2000. The primary uses in 2000 were the decrease in FHLB borrowings of $8.1 million, $1.2 million for other borrowings and $1.5 million of reductions in securities sold under repurchase agreements. These uses were offset by $4.3 million of increases in deposit accounts.

Investments and mortgage-backed securities

At December 31, 2000, the Company had $66,000 of net unrealized losses on investment securities classified as available for sale of the amortized cost basis ($4.5 million) of the related securities, and $15,000 of net unrealized losses on mortgage-backed securities held to maturity. If future market interest rates were to decrease, the unrealized losses on these securities would, for a period of time, become smaller. In a decreasing interest rate environment, the fair value of the investments increases in relation to the cost of the investment, thereby reducing the net unrealized loss and/or increasing any unrealized gain on the related securities. However, assuming that the securities are held to their individual dates of maturity, even in periods of changing market interest rates, as the securities approach their dates of maturity, the unrealized gain/loss will begin to decrease and eventually be eliminated.

The Company's investments in investment securities and mortgage-backed securities remained constant during 2000. The average balance for investment securities for 2000 was $4.4 million as compared to $3.9 million for the comparable period in 1999 and the average yield was 6.58% in 1999 as compared to 6.45% in 2000. The average balance for mortgage-backed investment securities for 2000 was $3.4 million as compared to $2.5 million in 1999, and the average yield was 6.92% in 1999 as compared to 6.77% in 2000.

Loans

The principal investing activity of the Company is the origination of residential mortgage loans, commercial business and real estate loans, multi-family mortgage loans and consumer loans in its primary lending area of Lauderdale and Colbert Counties, and surrounding counties located in Northwest Alabama. The average balance of loans increased $1.3 million from $151.0 million in 1999 to $152.3 million in 2000.

Changes in the loan portfolio are a result of management's prior strategy and current changes in its primary lending area economy. The Company had been expanding and diversifying its loan portfolio into higher yielding commercial mortgage loans, commercial business loans, and consumer loans. These types of loans are inherently riskier than residential mortgage loans. The Company has experienced a significantly larger provision for loan losses in the third and fourth quarter of 2000, as described further below under "non performing assets" and "provision for loan losses". In addition, the demand for residential mortgage loans has decreased due to rising mortgage interest rates over the prior year and the lack of growth in the population and economy in the Company's primary lending area. These factors, along with write offs and increased allowance for possible loan losses, have resulted in management's containment of commercial business loans and consumer loans and an overall reduction in loans receivable of 10.3% or $16.0 million since December 31, 1999.

The following table sets forth the Bank's loan portfolio analysis at December 31, 1999 and 2000:

                                                             December 31,
                                                   1999                       2000
                                                  ------                     ------
                                             Amount       Percent       Amount         Percent
                                             ------       -------       ------         -------
                                                                 (in thousands)
        Mortgage loans:
         Residential                        $ 64,057     41.1%         $  63,709        45.6%
         Commercial                           34,259     22.0             32,300        23.1
                                            --------    -----          ---------       -----
              Total mortgage loans            98,316     63.1             96,009        68.7

        Commercial business loans             36,332     23.3             28,715        20.6

        Consumer loans                        23,317     15.0             21,395        15.3
                                            --------    -----          ---------       -----

        Total Loans                          157,965    101.4            146,119       104.6


        Less:
         Undisbursed loans                       675       .4              1,304          .9
         Unamortized loan fees                    72       .1                 49          .1
         Allowance for possible losses         1,400       .9              5,059         3.6
                                            --------    -----          ---------       -----
        Net loans receivable                $155,818    100.0%         $ 139,707       100.0%
                                            ========    =====          =========       =====

The Company's loan portfolio continues to reflect the market served by the Bank's primary lending area. Mortgage loans decreased in volume and percentage of the portfolio, as the Company has not been inclined to invest in low yielding loans for the long term.

The allowance for loan losses increased from $1.4 million as of December 31, 1999 to $5.1 million as of December 31, 2000 and represented 3.5% of total loans and 106.2% of non performing assets. The provision for loan losses was $8.2 million in 2000 as compared to $528,000 in 1999. The increase in the provision was due to the increase in net loan charge-offs from $569,000 in 1999 to $4.6 million in 2000. In the opinion of management at December 31, 2000, the allowance for loan losses was adequate at that date. There can be no assurance that the Company will not be required to increase the allowance in the future by a material amount, which would have a material adverse effect on net income.

At December 31, 2000, the Company had no significant commitments to originate fixed-rate loans. At December 31, 2000, the Company had commitments to originate variable rate loans, including unused commercial business lines of credit as follows (dollars in thousands):

               Commitments to extend credit               $   1,378
               Unused lines of credit                     $  10,226
               Standby letters of credit                  $      10

Non performing Assets

Non performing assets include loans classified as nonaccrual and repossessed assets. The Company's policy is to classify loans as nonaccrual and stop accruing interest when a loan is 90 days delinquent as to principal or interest unless collection of both is assured by collateral, guarantees or other security. As shown in the following table, non performing assets of $4.8 million as of December 31, 2000, increased $1.6 million from $3.2 million at December 31, 1999. The increase in non performing 1-4 residential mortgage loans in 2000 reflects the slow down in the local economy and increasing bankruptcies.

Increases in non performing farmland, commercial real estate loans, and commercial business loans are a reflection of management's plan to pursue such loans that are inherently more risky than residential mortgage loans; and therefore, have become nonaccrual, impaired, or foreclosed assets due to delinquencies and bankruptcies in the current unfavorable economic conditions. Non accruing loans are reviewed for impairment, and the Company has identified impaired loans based on estimated net realizable value and provided for possible loan loss allowances as discussed in "Provision for Loan Losses" below.

Accruing loans contractually past due 90 days or more is primarily comprised of mortgage loans or collateralized consumer loans. Such loans are generally based on 75% to 90% of appraised or estimated fair value, and collection efforts are ongoing. Management participates in the monitoring of these loans and at such time as full collection of principal and interest is in doubt, the loans are classified as nonaccrual and evaluated for impairment.

The following table sets forth nonperforming assets as of December 31, 1998, 1999 and 2000 (dollars in thousands):

                                                   1998       1999      2000
                                                 ---------- --------- ---------
Loans accounted for on
  A nonaccrual basis:
    Real estate:
       1 - 4 unit residential                      $   132    $   --    $  319
       Farmland                                         --        --       207
       Commercial                                       --        --       707
    Commercial business                                782       683       866
    Consumer                                            --        --       195
                                                 ---------- --------- ---------
      Total                                            914       683     2,294
                                                 ---------- --------- ---------

Accruing loans which are contractually past
  due 90 days or more:
  Real estate:
      1 - 4 unit residential                         1,553       952     1,377
      Commercial                                       243        59        --
      Construction                                     112        --        --
  Commercial business                                  432       398        --
  Consumer                                             105       158        23
                                                 ---------- --------- ---------
        Total                                        2,445     1,567     1,400
                                                 ---------- --------- ---------
    Total of nonaccrual and
    90 days past due loans                           3,359     2,250     3,694

Foreclosed real estate and other assets                710       918     1,070
                                                 ---------- --------- ---------
  Total non-performing assets                      $ 4,069    $3,168    $4,764
                                                 ========== ========= =========

Total loans delinquent
  90 days or more to net loans                        2.19%     1.44%     2.64%

Total loans delinquent 90 days or more
  to total assets                                     1.88%     1.26%     2.21%

Total non-performing assets
  to total assets                                     2.28%     1.77%     2.85%

                              11

Premises and Equipment

Premises and equipment decreased from $3.7 million in 1999 to $3.4 million in 2000 as of the result of depreciation and retirements. The Company now has six locations of which the newest is in Colbert County, Alabama, in the City of Tuscumbia, and was opened in August 1998. Management opened this branch in order to attract new deposits and loans, as well as provide a more convenient location to existing customers. The Company has one other branch in Colbert County located in Muscle Shoals, Alabama. The main office and three other branches are located in Lauderdale County, Alabama.

Deposits, FHLB advances and other notes payable

Deposit balances increased $4.3 million from $126.9 million at December 31, 1999 to $131.2 million at December 31, 2000. The increase was primarily in certificates of deposits. As a result of an increase in deposits and rising interest rates, interest paid on deposits increased $687,000 from $5.3 million in 1999 to $5.9 million in 2000, and the interest rate paid on the average balance of deposits increased from 4.37% in 1999 to 4.85% in 2000. Interest paid on FHLB advances and other notes payable increased $159,000 from $1.9 million in 1999 to $2.0 million in 2000, while the effective rate paid on the average outstanding balance of FHLB advances and other notes payable increased from 5.68% in 1999 to 6.10% in 2000.

At December 31, 2000, certificates of deposit amounted to $93.4 million, or 71.2%, of the Company's total deposits, including $74.1 million that were scheduled to mature by December 31, 2001. Management of the Company believes it has adequate resources to fund all loan commitments with savings deposits and FHLB of Atlanta advances. In addition, it can adjust the offering rates of certificates of deposits to retain deposits in changing interest rate environments.

The Company decreased its borrowings from the FHLB in 2000 by $8.2 million, from $33.7 million at December 31, 1999 to $25.5 million at December 31, 2000. At December 31, 2000, the Company had unused credit availability with the FHLB of up to $14.5 million limited by the availability of qualifying first mortgage loans for collateral.

Stockholders' equity

At December 31, 2000 aggregate stockholders' equity had decreased $4.7 million to $9.2 million from $14.0 million at December 31, 1999. The reduction in stockholder's equity is primarily attributable to the $3.9 million loss incurred in 2000 due to the provision for loan losses incurred for known and estimated losses on non performing and impaired loans, primarily with respect to commercial and consumer loans, and estimated losses on the remaining loans due to the economic conditions of the Company's lending area and the potential for increased deterioration of the loan portfolio.

Also contributing to the decrease in stockholder's equity during 2000 is the Company's acquisition of 54,360 shares at a cost of $640,000 or at an average price of $11.77 per share under the Company's Stock Repurchase Program that was completed in the second quarter of 2000.

Capital is the primary tool used by regulators to monitor the finacnial health of insured banks and savings institutions. The Federal Reserve Board and the Federal Deposit Insurance Corporation have historically had similar capital adequacy guidelines involving minimum leverage capital and risk based capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Based on the risk-based capital rules and definitions prescribed by the banking regulators, should an institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions.

                                                                         Percentage of
                                                                         adjusted total
                                                           Amount          assets
First Southern Bancshares, Inc:                              (Dollars in thousands)
Primary capital ratios:
GAAP capital                                              $  9,230
Adjustments:
Mortgage servicing rights                                       (3)
Net unrealized loss on securities available for sale            39
                                                        -----------
Tier 1 capital                                               9,266           5.44%
Minimum Tier 1 (leverage) requirement                        5,359           4.00%
                                                        -----------      ----------
Excess                                                    $  3,907           1.44%
                                                        ===========      ==========
Risk-based capital ratios:
Core (Tier 1) Capital                                        9,266           6.92%
Minimum core capital                                         6,808           4.00%
                                                        -----------      ----------
Excess                                                    $  2,458           2.92%
                                                        ===========      ==========
Risk-based capital                                        $ 10,981           8.20%
Minimum risk-based capital requirement                      10,717           8.00%
                                                        -----------      ----------
Excess                                                    $    264           0.20%
                                                        ===========      ==========

                                                                         Percentage of
                                                                         adjusted total
                                                            Amount          assets
First Southern Bank:                                         (Dollars in thousands)
Total capital (to risk-weighted assets)                   $ 11,541           8.62%
To be well capitalized under the FDICIA
  prompt corrective action provisions                       13,391          10.00%
                                                        -----------      ----------
Excess (Deficit)                                          $ (1,850)         (1.38)%
                                                        ===========      ==========
Tier 1 capital (to risk-weighted assets)                  $  9,825           7.34%
To be well capitalized under the FDICIA
  prompt corrective action provisions                        8,034           6.00%
                                                        -----------      ----------
Excess                                                    $  1,791           1.34%
                                                        ===========      ==========
Tier 1 capital (to average assets)                        $  9,825           5.78%
To be well capitalized under the FDICIA
  prompt corrective action provisions                        8,505           5.00%
                                                        -----------      ----------
Excess                                                    $  1,320           0.78%
                                                        ===========      ==========


Under the FDICIA prompt corrective action provisions applicable to banks, as of December 31, 2000 the Bank is categorized as adequately capitalized. However as a result of a recent examination by the Alabama State Banking Department, the Bank has agreed to raise Tier 1 capital to average assets to 7.00%. The Company is in the process of preparing for approval by the Alabama State Banking Department a capital plan to restore the Bank's capital to a satisfactory level. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio as set forth in the preceding table and not be subject to a capital order.

Liquidity

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities and borrowings from the FHLB and local financial institutions. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. As an Alabama state-chartered bank that is not a member of the Federal Reserve System, the Bank is required by the Alabama State Banking Board to maintain at all times a reserve (comprised of cash on hand) based upon average daily deposits of the Bank. At December 31, 2000, the Bank's qualifying reserves of $1.6 million significantly exceeded the required reserve of $264,000.

Additionally, Bancshares requires cash for various operating needs including dividends to shareholders and the general corporate expenses. The primary source of liquidity for Bancshares is dividends from the subsidiary Bank. The Bank is restricted from paying any dividends to Bancshares in light of the Bank's deteriorated financial condition until capital is restored to an acceptable level.

Recent Legislation

Legislation recently enacted by Congress eliminates many Federal and State law barriers to affiliations among banks and other financial services providers. The legislation establishes a statutory framework pursuant to which full affiliations can occur between banks and securities firms, insurance companies, and other financial companies. The legislation provides some degree of flexibility in structuring these new affiliations, although certain activities may only be conducted through a holding company structure. The legislation, preserves the role of the Board of Governors of the Federal Reserve System as the umbrella supervisor for holding companies, but incorporates a system of functional regulation pursuant to which the various Federal and state financial supervisors will continue to regulate the activities traditionally within their jurisdictions. The legislation specifies that banks may not participate in the new affiliations unless the banks are well-capitalized and well-managed or if any bank affiliate had received a less than "satisfactory" Community Reinvestment Act of 1977 rating as of its most recent examination.

                    COMPARISON OF OPERATING RESULTS FOR THE
                 YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000


Summary of Consolidated Financial Performance

Consolidated net loss for the year ended December 31, 2000 of $3.9 million compares to net income of $1.2 million for 1999. Basic earnings (loss) per share for the year ended December 31, 2000, was ($3.09) as compared to $.80 for 1999, and diluted earnings (loss) per share for the year ended December 31, 2000 was ($3.08) as compared to $.79 for 1999. Consolidated net income for the year ended December 31, 1999, decreased 17.0% to $1.2 million from $1.5 million in 1998. Basic earnings per share for the year ended December 31, 1999, was $0.80 as compared to $0.83 in 1998, and diluted earnings per share for the year ended December 31, 1999 was $0.79 as compared to $0.82 in 1998.

The net loss in 2000 is primarily related to the increased provision for loan losses and discussed in "Provision for Loan Losses" below.

The decrease in net income for 1999 was primarily related to the reduction of average earning assets, loans in particular, as previously discussed. Although basic and diluted earnings per share were less than 1998, the reduction was not proportionate to the decrease in earnings due to the reduction in weighted average shares outstanding as of the result of the Stock Repurchase Program and tender offer.

Two key measures of profitability in the banking industry are return on average equity (ROE) and return on average assets (ROA). ROE was negative 29.66% in 2000 versus 7.30% in 1999 and 7.45% in 1998. ROA was negative 2.21% in 2000 compared to .70% in 1999 and .81% in 1998.

Net Interest Income

Net interest income (loss) after provision for loan losses was $(2.0 million) in 2000, or $8.3 million less than the $6.3 million reported for 1999, as a result of the increase in the provision for loan losses as discussed below.

1999 net interest income after provision for loan losses was $6.3 million or 4.5% less than the $6.6 million reported in 1998. The Company had less average earning assets in 1999 as compared to 1998, but had a net interest spread on such assets of 3.82% in 1999 as compared to 3.72% in 1998. The increase in the net interest spread was related to the decrease in interest cost on certificates of deposit and FHLB advances due to the change in management's strategy as previously discussed.

Interest Income

Interest income in 2000 was $14.2 million compared with $14.0 million in 1999, representing an increase of $257,000 or 1.8%. The increase was primarily attributable to the yield on average interest earning assets increasing from 8.47% in 1999 to 8.74% in 2000 as a result of rising market interest rates. The yield on the average balance of loans increased from 8.67% in 1999 to 8.85% in 2000. In 1999, interest income was $14.0 million as compared to $15.2 million in 1998. The decrease in interest income of $1.2 million or 8.1% in 1999 is primarily attributable to the decrease in interest earning assets from $173.9 million in 1998 to $164.7 million in 1999. The reduction is primarily in loans as previously discussed. Also contributing to the decrease in interest income was a decrease in the average yield on interest-earning assets from 8.73% for 1998 to 8.47% in 1999, as a result of lower market interest rates. The yield on the average balance of loans decreased from 8.93% in 1998 to 8.67% in 1999 reflecting the competitive market rates in the Company's lending area.

Interest on loans receivable increased $381,000 to $13.5 million during 2000 as compared to $13.1 million in 1999. The increase was primarily attributable to an increase in average net loans of $1.3 million in 2000 ($152.3 million) from 1999 ($151.0 million). Additionally, the average yield on total loans increased as previously mentioned. Interest on loans receivable decreased $1.3 million in 1999 to $13.1 million from $14.3 million in 1998. The decrease is primarily attributable to a decrease in average net loans of $9.7 million in 1999 ($151.0 million) from 1998 ($160.7 million).

Interest on mortgage-related securities increased by $62,000 from $171,000 during 1999 to $233,000 for 2000 as a result of the average balance and yield of such securities increasing from $2.5 million in 1999 to $3.4 million in 2000. Interest on mortgage-backed securities increased in 1999 by $75,000 to $171,000 from $96,000 in 1998, primarily from the increase in the average balance in 1999 of $2.5 million from $1.2 million in 1998. In addition, the average yields from such securities decreased from 8.01% in 1998 to 6.92% in 1999 to 6.77% in 2000 as a result of lower yielding mortgage-related securities in the portfolio.

Income from the investment securities portfolio increased by $24,000 from $260,000 in 1999 to $284,000 in 2000 as the result of the average balance of investment securities increasing $400,000 from $4.0 million during 1999 to $4.4 million in 2000. In 1999, income from the investment securities portfolio increased by $8,000 to $260,000 from $252,000 during 1998 as the result of the yield on the average balance increasing from 5.78% in 1998 to 6.58%. The increase in the yield is related to the investment in corporate bonds. The effect of the increase in the yield was partially offset by the decrease in the average balance of investment securities from $4.4 million in 1998 to $4.0 million in 1999.

Other interest income is comprised of earnings on the overnight account and time deposits at the FHLB of Atlanta, FHLB stock dividends, and earnings on money market funds. The $210,000 decrease in other interest income in 2000 to $216,000 when compared with 1999 other interest income of $426,000 is due primarily to the decreased average invested balance on the FHLB overnight and on money market funds from $5.6 million in 1999 to $1.2 million for 2000. FHLB dividends were $130,000 during 1999 as compared to $141,000 in 2000 due to increase in average FHLB stock from $1.7 million in 1999 to $1.8 million in 2000. In 1999, the $58,000 decrease in other interest income to $426,000 when compared to 1998 other interest income of $484,000 is due primarily to the decrease in the average yield on overnight account and time deposits at the FHLB from 6.04% in 1998 to 5.33% in 1999. In addition to the decrease in yield the average invested balance of FHLB overnight funds decreased from $6.0 million in 1998 to $5.6 million in 1999. FHLB dividends were $124,000 during 1998 as compared to $130,000 in 1999 due to an increase in the yield on the average balance from 7.40% in 1998 to 7.61% in 1999. FHLB dividends were $124,000 during 1998 as compared to $130,000 in 1999 due to an increase in average FHLB stock from $1.6 million in 1998 to $1.7 million in 1999.

Interest Expense

Interest expense for 2000 was $8.0 million compared with $7.1 million for 1999, representing an increase of $900,000 or 12.7%. Interest expense for 1999 was $7.1 million compared to $8.0 million for 1998, representing a decrease of $900,000 or 11.3%.

Interest on deposits for 2000 was $6.0 million compared with $5.3 million for 1999, representing an increase of $700,000 or 13.2%, and $6.2 million for 1998, representing a decrease of $900,000 or 14.5% for 1999. The increase in interest on deposits in 2000 is due primarily to an increase in the average balance of deposits from $120.2 million in 1999 to $122.4 million in 2000. The 2000 average interest cost on deposits increased to 4.85% as compared to 4.37% in 1999, and 4.84% in 1998, as higher interest rates were paid on certificates of deposits due primarily to increases in market interest rates in 2000.

Other interest expense primarily relates to FHLB of Atlanta borrowings and increased by $159,000 from $1.9 million in 1999 to $2.0 million in 2000, and $98,000 over 1998 to $1.9 million in 1999. The increases in interest expense were due to the increase in average FHLB borrowings in 1999 to $31.9 million from $30.2 million in 1998, and an increase in the average interest cost from 5.65% in 1999 to 6.01% in 2000 as a consequence of the adjustable rate nature of the majority of the FHLB of Atlanta borrowings and higher market interest rates.

Provision for Loan Losses

The provision for loan losses is the cost of providing an allowance for anticipated future losses on loans. The amount depends upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral and general economic factors. The loan portfolio is changing as a result of management's continued effort to expand and diversify into commercial mortgage loans, commercial business loans, and consumer loans. These types of loans are inherently riskier than residential mortgage loans.

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

The provision for loan losses was $8.2 million for 2000 as compared to $528,000 for 1999. The increase in the provision is summarized into the following three categories:

        (i) Loan charge offs of approximately $925,000 were incurred in the second quarter of 2000 for possible fraudulent loans to a commercial customer of the Bank as well as loans to several persons affiliated with the customer. The Bank is coordinating with the regulatory authorities regarding these transactions and the ongoing investigation. The potential for recovery is unknown and cannot be estimated.

        (ii) During the third and fourth quarter of 2000, the Company performed a comprehensive review of each loan over $250,000 as well as relationships with customers with aggregate loan amounts over $250,000. This review was prompted by the continued loan write-offs the Company was incurring and the apparent decline in the economy in its lending area. This ongoing review prompted the recognition of a substantial increase in loans classified as special mention, substandard or impaired. In addition, any known losses on specific loans were written-off. The effect of the increase in classified loans and identified loan losses aggregated approximately $2.7 million and chargeoffs of approximately $2.6 million.

        (iii) Management made a change in its assumptions with regard to its estimate for losses. The changes were in the percentages used for each loan grade, especially in special mention and substandard loans. The change in estimates was based on known probable losses and current economic conditions. This change in estimates increased the provision by approximately $1.5 million in the fourth quarter of 2000.

While the Bank believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Bank's loan portfolio, will not request the Bank to increase significantly its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases would not be necessary should the quality of any loans deteriorate. Any material increase in the allowance for loan losses may adversely affect the Bank's financial condition and results of operations.

The following table sets forth information with respect to the Company's allowance for loan losses for the last three years (dollars in thousands):

                                             Year Ended December 31,
                                          ----------------------------
                                            1998      1999      2000
                                          --------  --------  --------
Allowance at beginning of period           $ 1,584    $1,441   $ 1,400
                                          --------  --------  --------

Provision for loan losses                      605       528     8,226
                                          --------  --------  --------
Recoveries:
  Residential real estate                        -         2         -
  Commercial business                            1       114        30
  Consumer and other                            31        19        68
                                          --------  --------  --------

    Total recoveries                            32       135        98
                                          --------  --------  --------

Charge offs:
  Construction and land development              -         -       (76)
  Farmland                                       -         -       (75)
  Residential real estate                      (36)      (56)      (93)
  Commercial real estate                         -        (2)     (163)
  Commercial business                         (496)     (421)   (3,498)
  Consumer and other                          (248)     (225)     (760)
                                          --------  --------  --------

    Total charge offs                         (780)     (704)   (4,665)
                                          --------  --------  --------

    Net charge offs                           (748)     (569)   (4,567)
                                          --------  --------  --------

Balance at end of period                   $ 1,441    $1,400   $ 5,059
                                          ========  ========  ========

Ratio of allowance to net loans
  outstanding at the end of the period     0.94%     0.90%     3.62%

Ratio of net charge offs to average loans
  outstanding during the period            0.46%     0.38%     3.00%

When determining the adequacy of the allowance for loan losses, management considers changes in the size and character of the loan portfolio, changes in non performing and past due loans, historical loan loss experience, the existing risk of individual loans, concentrations of loans to specific borrowers or industries and existing and prospective economic conditions. The allowance for loan losses at December 31, 2000, was $5.1 million or 3.62% of net loans as compared with $1.4 million, or 0.90% of net loans in 1999, and $1.4 million, or 0.94% of loans in 1998. In 1999, the Bank established a loan rating system to assist in the loan loss allowance determination. The fluctuations in 1999 and 2000 are a result of this systematic change in estimating the allowance.

The following table sets forth the allocation of the allowance for loan losses at December 31, 1998, 1999 and 2000 (dollars in thousands):


                                         ----------------   ---------------   ---------------
                                              1998               1999             2000
                                         ----------------   ---------------   ---------------
                                                   As a %            As a %            As a %
                                                 of Total          of Total          of Total
                                                 for Loan          for Loan          for Loan
                                         Amount   Losses     Amount  Losses   Amount  Losses
                                         ---------------     --------------   ---------------
                                                        (Dollars in thousands)
Real estate mortgage loans:
  Residential                           $  217    15.05%   $  270   19.26%    $  322     6.36%
Consumer and commercial business           839    58.23%      520   37.15%     2,634    52.07%
  Impaired loans                            --     0.00%      200   14.29%     1,217    24.06%
Unallocated                                385    26.71%      410   29.30%       886    17.51%
                                        ---------------    --------------     ---------------
     Total allowance for loan losses    $1,441   100.00%   $1,400  100.00%    $5,059   100.00%
                                        ===============    ==============     ===============

Non-interest Income

Non-interest income decreased by $185,000 in 2000 to $597,000 as compared to $782,000 in 1999, and $956,000 in 1998. The decreases were primarily due to losses on sales of real estate owned of $159,000 in 2000 and $89,000 in 1999.

Non-interest Expense

Non-interest expenses were consistent in 2000, 1999 and 1998 at approximately $5.0 million, as the Company had no major changes in operations.

Income Taxes

Income tax benefit (expense) in 2000, 1999, and 1998 was $2.5 million, $(808,000) and $(1.0 million), respectively, or approximately 40.0% of income
(loss) before income taxes representing expected combined federal and state income tax rates.

              [Letterhead of Marmann, McCrary & Associates, P.C.]


INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Southern Bancshares, Inc. and Subsidiary
Florence, Alabama

We have audited the accompanying consolidated statements of financial condition of First Southern Bancshares, Inc. and subsidiary (the "Company") as of December 31, 1999 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each year in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Southern Bancshares, Inc. and subsidiary at December 31, 1999 and 2000, and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 2000, in conformity with generally accepted accounting principles.


/s/ Marmann, McCrary & Associates, P.C.
- ---------------------------------------
Marmann, McCrary & Associates, P.C.
Sheffield, Alabama
March 2, 2001

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1999 AND 2000 (Dollars in thousands)


                                                                December 31,       December 31,
                                                                    1999               2000
ASSETS
Cash and cash equivalents                                         $    5,906        $     7,479
Investment securities available for sale, at market                    4,408              4,497
Mortgage-backed securities, held to maturity, at cost                  3,527              3,367
Loans held for sale, at cost, which approximates market                   80                  -
Loans receivable, net                                                155,738            139,707
Foreclosed real estate and other assets                                  918                688
Premises and equipment, net                                            3,663              3,412
Federal Home Loan Bank stock, at cost                                  1,685              1,866
Accrued interest receivable                                            1,855              1,850
Deferred income taxes                                                    592              1,682
Other assets                                                             426              2,836
                                                                  ----------        -----------
TOTAL ASSETS                                                      $  178,798        $   167,384
                                                                  ==========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits                                                          $  126,870        $   131,218
Advances from Federal Home Loan Bank                                  33,665             25,514
Other notes payable                                                    2,000                825
Securities sold under repurchase agreement                             1,487                  -
Income taxes currently payable                                           183                  -
Other liabilities                                                        624                597
                                                                  ----------        -----------
Total liabilities                                                    164,829            158,154
                                                                  ----------        -----------
COMMITMENTS AND CONTINGENCIES                                              -                  -

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value; 500,000 shares
  authorized; none issued and outstanding                                  -                  -
Common stock, $.01 par value; 4,000,000 shares authorized;
  2,076,969 and shares issued                                             21                 21
Additional paid-in capital                                            11,425             11,429
Retained earnings - Substantially restricted                          13,856              9,354
Unearned employee compensation - ESOP                                   (112)                 -
Unearned employee compensation - MRDP                                   (290)               (68)
Net unrealized loss on securities available for sale                    (104)               (39)
Treasury stock, at cost                                              (10,827)           (11,467)
                                                                  ----------        -----------
Total stockholders' equity                                            13,969              9,230
                                                                  ----------        -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $  178,798        $   167,384
                                                                  ==========        ===========

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 and 2000 (Dollars in thousands, except per share data)


                                                            Year ended
                                                            December 31,
                                                    1998        1999        2000
INTEREST INCOME:
Loans                                            $ 14,345    $ 13,094    $ 13,475
Mortgage-backed securities                             96         171         233
Investment securities                                 252         260         284
Other                                                 484         426         216
                                                 --------    --------    --------
Total interest income                              15,177      13,951      14,208
                                                 --------    --------    --------
INTEREST EXPENSE:
Deposits                                            6,203       5,254       5,941
Advances from Federal Home Loan Bank and other      1,753       1,851       2,010
                                                 --------    --------    --------
Total interest expense                              7,956       7,105       7,951
                                                 --------    --------    --------
NET INTEREST INCOME                                 7,221       6,846       6,257

PROVISION FOR LOAN LOSSES                             605         528       8,226
                                                 --------    --------    --------
NET INTEREST INCOME (LOSS) AFTER
   PROVISION FOR LOAN LOSSES                        6,616       6,318      (1,969)
                                                 --------    --------    --------
NON INTEREST INCOME:
Loan fees and service charges                         657         651         626
Net gains on sale of loans                            263         193         103
Gains (losses) on sales of investments                  -          (1)          -
Gains (losses) on real estate owned                     2         (89)       (159)
Other                                                  34          28          27
                                                 --------    --------    --------
Total non interest income                             956         782         597
                                                 --------    --------    --------
NON INTEREST EXPENSES:
Compensation and employee benefits                  3,001       2,849       2,786
Building and occupancy expense                        630         669         689
Data processing expense                               395         446         425
Advertising                                           164         191         146
Insurance expense                                     202         177         117
Other                                                 668         714         875
                                                 --------    --------    --------
Total non interest expenses                         5,060       5,046       5,038
                                                 --------    --------    --------
INCOME (LOSS) BEFORE INCOME TAXES                   2,512       2,054      (6,410)

INCOME TAX BENEFIT (EXPENSE)                       (1,010)       (808)      2,519
                                                 --------    --------    --------
NET INCOME (LOSS)                                $  1,502    $  1,246    $ (3,891)
                                                 ========    ========    ========
BASIC EARNINGS (LOSS) PER SHARE                  $   0.83    $   0.80    $  (3.09)
                                                 ========    ========    ========
DILUTED EARNINGS (LOSS) PER SHARE                $   0.82    $   0.79    $  (3.08)
                                                 ========    ========    ========
DIVIDENDS PER SHARE
  Regular cash dividends                         $   0.50    $   0.50    $   0.50
  Special cash dividends                         $   0.30    $      -    $      -
                                                 --------    --------    --------
Total dividends per share                        $   0.80    $   0.50    $   0.50
                                                 ========    ========    ========

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. and subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1998, 1999 and 2000 (Dollars in thousands)
- -------------------------------------------------------------------------



                                                                                                              Accumulated
                                                                                    Retained      Unearned       other     Total
                                            Common stock               Additional   earnings      employee      compre-    stock-
                                      Issued           In treasury      paid-in   Substantially compensation    hensive   holders'
                                  Shares   Amount  Shares      Amount   capital    restricted    ESOP   MRDP    income     equity
                               -----------------------------------------------------------------------------------------------------

Balances at December 31, 1997  2,076,969    $ 21   (189,330)   $ (2,503)  $ 11,375    $ 13,199   $(280)  $ (861) $  (2)    $ 20,949

Net income for the year
  ended December 31, 1998              -       -          -           -          -       1,502       -        -       -       1,502
Change in net unrealized gain
  (loss) on securities
  available for sale, net of
  reclassidfication
  adjustments and tax effects          -       -          -           -          -           -       -        -      13          13
                                                                                                                           --------
Total comprehensive income             -       -          -           -          -           -       -        -               1,515
                                                                                                                           --------

Cash dividends                         -       -          -           -          -      (1,361)      -        -       -      (1,361)

Options exercised                      -       -      5,250          87        (25)          -       -        -       -          62

Acquisition of treasury stock          -       -   (224,182)     (3,640)         -           -       -        -       -      (3,640)

ESOP shares committed
  for release                          -       -          -           -         64           -     108        -       -         172


Amortization of MRDP

  unearned compensation                -       -          -           -          -           -       -      311       -         311

                               ---------  ------- ---------  ----------  ---------  ----------   -----  -------  ------    --------
Net for the period                     -       -   (218,932)     (3,553)        39         141     108      311      13      (2,941)
                               ---------  ------- ---------  ----------  ---------  ----------   -----  -------  ------    --------

Balances at December 31, 1998  2,076,969    $ 21   (408,262)   $ (6,056)  $ 11,414    $ 13,340   $(172)  $ (550) $   11    $ 18,008
Net income for the year
  ended December 31, 1999              -       -          -           -          -       1,246       -        -       -       1,246
Change in net unrealized gain
  (loss) on securities
  available for sale, net of
  reclassidfication
  adjustments and tax effects          -       -          -           -          -           -       -        -    (115)       (115)
                                                                                                                           --------
Total comprehensive income             -       -          -           -          -           -       -        -               1,131
                                                                                                                           --------

Cash dividends                         -       -          -           -          -        (730)      -        -       -        (730)

Options exercised                      -       -        936          11         (1)          -       -        -       -          10

Acquisition of treasury stock          -       -   (356,272)     (4,782)         -           -       -        -       -      (4,782)

ESOP shares committed
  for release                          -       -          -           -         12           -      60        -       -          72

Amortization of MRDP

  unearned compensation                -       -          -           -          -           -       -      260       -         260

                               ---------  ------- ---------  ----------  ---------  ----------   -----  -------  ------    --------
Net for the period                     -       -   (355,336)     (4,771)        11         516      60      260    (115)     (4,039)
                               ---------  ------- ---------  ----------  ---------  ----------   -----  -------  ------    --------

Balances at December 31, 1999  2,076,969    $ 21   (763,598)  $ (10,827)  $ 11,425    $ 13,856   $(112)  $ (290) $ (104)   $ 13,969
Net income (loss) for the year
  ended December 31, 2000              -       -          -           -          -      (3,891)      -        -       -      (3,891)
Change in net unrealized gain
  (loss) on securities
  available for sale, net of
  reclassification
  adjustments and tax effects          -       -          -           -          -           -       -        -      65          65
                                                                                                                           --------
Total comprehensive income             -       -          -           -          -           -       -        -              (3,826)
                                                                                                                           --------
Cash dividends                         -       -          -           -          -        (611)      -        -       -        (611)


Acquisition of treasury stock          -       -    (54,360)       (640)         -           -       -        -       -        (640)

ESOP shares committed
  for release                          -       -          -           -          4           -     112        -       -         116

Amortization of MRDP
  unearned compensation                -       -          -           -          -           -       -      222       -         222

                               ---------  ------- ---------  ----------  ---------  ----------   -----  -------  ------    --------
Net for the period                     -       -    (54,360)       (640)         4      (4,502)    112      222      65      (4,739)
                               ---------  ------- ---------  ----------  ---------  ----------   -----  -------  ------    --------

Balances at December 31, 2000  2,076,969    $ 21   (817,958)  $ (11,467)  $ 11,429     $ 9,354   $   -    $ (68)  $ (39)   $  9,230
                               =========  ======= =========  ==========  =========  ==========   =====  =======  ======    ========

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 (Dollars in thousands)
- -------------------------------------------------------------------------------

                                                                             December 31,
                                                                  1998          1999         2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                              $    1,502    $    1,246    $   (3,891)
Adjustments to reconcile net income to net cash provided
 by operating activities:
 Depreciation                                                         313           334           330
 Provision for loan losses                                            605           528         8,226
 Provision for deferred income taxes (benefit)                       (232)         (195)       (1,090)
 Amortization/accretion of premiums/discounts on investment
  and mortgage-backed securities                                       (5)           (1)           (1)
 Amortization of deferred loan fees                                  (121)          (77)          (22)
 Fair market value of ESOP shares
  committed for release and charged to
  employee compensation                                               147            71           116
 Amortization of unearned compensation - MRDP                         311           260           222
 (Gains) losses on real estate owned                                    2           (89)         (159)
 (Increase) decrease in:
  Loans held for sale                                                (436)          579            80
  Accrued interest receivable                                          64           (97)            5
  Other assets                                                        166           (88)       (2,409)
Increase (decrease) in:
  Income taxes currently payable                                      241          (173)         (183)
  Other liabilities                                                   735          (521)          (26)
                                                               ----------    ----------    ----------
Net cash provided by operating activities                           3,292         1,777         1,033
                                                               ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease:
 Total loans                                                        6,457        (3,595)        7,827
 Real estate owned                                                   (612)         (119)          389
Proceeds from maturities of:
 Investments                                                        6,482            41             6
 Mortgage-backed securities                                             -         1,001           161
Acquisition of:
 Investments                                                            -        (2,622)          (30)
 Mortgage-backed securities                                             -        (3,508)            -
Federal Home Loan Bank stock                                           52           233          (181)
 Premises and equipment                                              (656)         (145)          (79)
                                                               ----------    ----------    ----------
 Net cash provided by (used in) investing activities           $   11,723    $   (8,714)   $    8,093
                                                               ----------    ----------    ----------

                                  (Continued)

The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY


CONSOLIDATED STATEMENTS OF CASH FLOWS*
FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 (Dollars in thousands)
- -------------------------------------------------------------------------------

                                                                        December 31,
                                                              1998         1999          2000
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposit accounts                  $ (16,181)  $     (680)   $   4,348
Cash dividends paid                                             (1,361)        (730)        (611)
Proceeds from FHLB advances                                     12,848        2,349            -
Proceeds from other borrowings                                       -        2,000          825
Proceeds from securities sold under agreement to repurchase          -        1,487            -
Reductions in securities sold under agreement to repurchase          -            -       (1,489)
Reductions in FHLB advances                                          -            -       (8,151)
Reductions in other borrowings                                       -            -       (2,000)
Acquisition of treasury stock                                   (3,553)      (4,771)        (640)
                                                            ----------   ----------   ----------
Net cash provided by (used in) financing activities             (8,247)        (345)      (7,718)
                                                            ----------   ----------   ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 6,768       (7,282)       1,573

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                                             6,420       13,188        5,906
                                                            ----------   ----------   ----------
CASH AND CASH EQUIVALENTS -
 END OF PERIOD                                               $  13,188   $    5,906    $   7,479
                                                            ==========   ==========   ==========

SUPPLEMENTAL INFORMATION FOR CASH FLOW:

Noncash transactions:
 Loans foreclosed and transferred to real estate owned       $   1,218   $    1,148    $     960
                                                            ==========   ==========   ==========
 Increase (decrease) in net unrealized loss on securities
  available for sale                                         $     (13)  $      115    $     (65)
                                                            ==========   ==========   ==========
Cash paid during the period for:
 Income taxes                                                $     850   $    1,091    $     950
                                                            ==========   ==========   ==========
 Interest                                                    $   7,919   $    7,116    $   8,006
                                                            ==========   ==========   ==========

   *The accompanying notes are an integral part of the financial statements.

FIRST SOUTHERN BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


First Southern Bancshares, Inc. ("Bancshares") was incorporated in the State of Delaware on November 22, 1994, and is the holding company for First Southern Bank (the "Bank"). The Bank is an Alabama-chartered commercial bank that is the successor to First Federal Savings and Loan Association of Florence, which converted from a mutual savings and loan to a stock savings and loan on April 13, 1995. Bancshares and Bank are collectively referred to as the "Company."

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

Mortgage-backed securities held to maturity
The Company has both the intent and ability to hold its mortgage-backed securities to maturity, and therefore, are classified in the accompanying consolidated statements of financial condition as held to maturity. These assets are stated at cost, as adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the estimated life of the security. An allowance for loss on mortgage-backed securities held to maturity is recorded only when the security is deemed to be permanently impaired. Mortgage-backed securities are accounted for on a specific identification basis.

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

- --------------------------------------------------------------------------------

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

The allowance for loan losses is maintained at a level that is considered to be adequate to reflect estimated credit losses for specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. Commercial and commercial real estate loans are assigned a risk rating on a numerical scale of one to nine by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed, and all risk ratings are subject to review by an independent reviewer. The risk ratings are assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. The allocation of allowance for loans with a grade of one through seven is based upon historical loss rates adjusted for current conditions that include estimated current economic developments. The allocations for loans with a grade of eight through nine are generally nonaccrual, impaired or charge-offs. Management reviews its allocation of the loan losses versus actual performance of each of its portfolios and adjusts allocation rates to reflect the recent performance of the portfolio as well as other factors that might impact the estimated losses in the portfolio.

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

- ------------------------------------------------------------------------

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

Transfer of assets and liabilities
Transfers and servicing of financial assets and extinguishments of liabilities are based on a consistent application of a "financial components approach" that focuses on control. Under that approach, after a transfer of financial assets, entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes financial assets that are sales from transfers that are secured borrowings.

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


                                                 Year ended December 31,
                                  ----------------------------------------------
                                       1998            1999             2000
                                  ------------   --------------   --------------
Common shares outstanding           2,076,969        2,076,969        2,076,969
Treasury shares                      (264,027)        (509,185)        (812,193)
Unreleased ESOP shares                (20,102)         (14,195)          (6,395)
Options - uncontingent                  9,112            2,529                -
                                  ------------   --------------   --------------
          Basic EPS                 1,801,952        1,556,118        1,258,381

Options - contingent                   16,271            3,708                -
Unreleased ESOP shares                 20,102           14,195            6,395
                                  ------------   --------------   --------------
          Diluted EPS               1,838,325        1,574,021        1,264,776
                                  ============   ==============   ==============




Mortgage Servicing Rights
Mortgage servicing rights retained on loans sold are capitalized as an asset at estimated fair value and amortized over the estimated servicing period in accordance with SFAS No. 125 Accounting for Transfers Servicing of Financial Assets and Extinguishments of Liabilities that was adopted in 1997.

- ------------------------------------------------------------------------


Comprehensive income
Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholders' equity and bypass net income. The components of other comprehensive income and related tax effects are as follows:

                                                             Years ended December 31,
                                                        1998          1999          2000
                                                    -----------  ------------- ------------
                                                                 (in thousands)
Unrealized holdings gains (losses) on available
  for sale securities                                 $     23    $      (190)    $    118
Reclassification adjustment for gains (losses)
  realized in income                                         -             (1)           -
                                                    -----------  ------------- ------------
Net unrealized gains (losses)                               23           (191)         118
Tax effect                                                 (10)            76          (53)
                                                    -----------  ------------- ------------
Net of tax amount                                     $     13    $      (115)    $     65
                                                    ===========  ============= ============


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

Recent accounting pronouncements
SFAS No. 138 - Accounting for Certain Derivative Instruments and Certain Hedging Activities amends SFAS No. 133 that requires all derivatives to be recorded on the balance sheet at fair value. The adoption of SFAS No. 138 has had no significant impact on the Company's financial condition in 2000.

SFAS No. 139 - Rescission of FASB Statement No. 53 and Amendments to FASB Statements No. 63, 89, and 121. This statement made various minor corrections other pronouncements and rescinded FASB No. 53 which had no significant effect on the financial condition of the Company.

SFAS No. 140 - Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, replaced SFAS No. 125. This statement revised the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 has been adopted by the Company and has had no significant impact on its financial condition in 2000.

Advertising
Advertising costs are expensed the first time advertising takes place. Advertising expenses were $163,824 in 1998, $190,737 in 1999, and $146,388 in
2000.

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

Reclassifications
Certain reclassifications were made in the 1998 and 1999 financial statements in order for them to conform with the reporting format utilized in 2000.

- --------------------------------------------------------------------------------

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents were comprised of the following:

                                                                  December 31,
                                                                1999       2000
                                                                (In thousands)
Cash on hand                                                  $ 3,119    $ 1,775
Cash due from banks                                             2,553      5,162
Interest bearing deposits at FHLB of Atlanta                      198        518
Other interest bearing accounts                                    36         24
                                                            ---------- ---------
                                                              $ 5,906    $ 7,479
                                                            ========== =========

Cash due from banks at December 31, 1999 and 2000 includes aggregate bank balances of approximately $2.4 million and $5.0 million, respectively, which are not covered by FDIC insurance.

NOTE 3 - INVESTMENT AND MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

The Company's investment and mortgage-backed securities classified as available for sale consisted of the following:

                                                          December 31, 1999
                                              Amortized  Unrealized holding      Estimated
                                              cost basis  Gains      Losses     market value
                                                           (In thousands)
Investment securities
Maturity between one and five years:
U.S. Government and agency obligations          1,500           -         (15)      1,485
Corporate Bonds                                $3,081                  $ (158)    $ 2,923
                                              --------  ----------  ----------  ----------
                                               $4,581    $      -      $ (173)    $ 4,408
                                              ========  ==========  ==========  ==========

                                                          December 31, 2000
                                              Amortized  Unrealized holding      Estimated
                                              cost basis  Gains      Losses     market value
                                                           (In thousands)
Investment securities
Maturity in less than one year:
U.S. Government and agency obligations          1,500           -           -       1,500

Maturity between one and five years:
Corporate Bonds                                $3,063                   $ (66)    $ 2,997
                                              --------  ----------  ----------  ----------
                                               $4,563    $      -       $ (66)    $ 4,497
                                              ========  ==========  ==========  ==========

- --------------------------------------------------------------------------------

At December 31, 1999 and 2000, the portfolio of securities classified as available for sale have been recorded in the accompanying statement of financial condition at their estimated market value. The difference between amortized cost and estimated market value has been reflected as a separate component of equity, net of related income taxes:

                                                                December 31,
                                                                1999    2000
                                                               (In thousands)
Unrealized gain (loss) on securities available for sale        $ (173) $ (66)
Deferred income taxes                                              69     27
                                                               ------  -----
Net unrealized gain (loss) on securities available for sale    $ (104) $ (39)
                                                               ======  =====


NOTE 4 - MORTGAGE-BACKED SECURITIES HELD TO MATURITY

The following summarizes the amortized cost basis, estimated market value and unrealized holding gains and losses related to investments in mortgage-backed securities classified as held to maturity:

                                                December 31, 1999
                                   Amortized   Unrealized holding     Estimated
                                   cost basis  Gains      Losses    market value
                                                 (In thousands)
Maturing in one to five years:
GNMA certificates                    $    41    $  2      $    -     $    43
Maturing in five to ten years:
FHLMC certificates                       148       3           -         151
GNMA certificates                        172       3           -         175
Maturing in over ten years:
GNMA certificates                      3,039                (247)      2,792
FHLMC certificates                       127       2           -         129
                                     -------    ----      ------     -------
                                     $ 3,527    $ 10      $ (247)    $ 3,290
                                     =======    ====      ======     =======

                                                December 31, 2000
                                   Amortized   Unrealized holding     Estimated
                                   cost basis  Gains      Losses    market value
                                                 (In thousands)
Maturing in one to five years:
GNMA certificates                    $    24    $  1      $    -     $    25
Maturing in five to ten years:
FHLMC certificates                       109       3           -         112
GNMA certificates                        124       3           -         127
Maturing in over ten years:
GNMA certificates                      3,004       -         (24)      2,980
FHLMC certificates                       106       2           -         108
                                     -------    ----      ------     -------
                                     $ 3,367    $  9      $  (24)    $ 3,352
                                     =======    ====      ======     =======

Mortgage-backed securities of $320,000 have been pledged as collateral for public funds on deposit.

- --------------------------------------------------------------------------------

The Company has the intent and ability to hold these mortgage-backed securities to maturity and in accordance with the provisions of SFAS No. 115; such assets are recorded in the accompanying statement of financial condition at amortized cost. At December 31, 1999 and 2000, neither a disposal, nor conditions that could lead to a decision not to hold mortgage-backed securities classified as held to maturity, were reasonably foreseen.

NOTE 5 - LOANS RECEIVABLE

Loans receivable consisted of the following:

                                                         December 31,
                                                       1999        2000
                                                        (In thousands)
Type of loan
One-four family residential mortgage loans,
  including loans held for sale                     $  49,808   $  48,585
Multi-family residential mortgage loans                 4,132       4,359
Commercial mortgage and business loans                 66,124      59,202
Construction loans                                     14,584      12,578
Consumer loans                                         23,317      21,395
                                                    ---------   ---------

Total loans                                           157,965     146,119
                                                    ---------   ---------

Less:
  Loans held for sale                                     (80)          -
  Undisbursed loans in process                           (675)     (1,304)
  Unamortized loan origination fees                       (72)        (49)
  Allowance for loan losses                            (1,400)     (5,059)
                                                    ---------   ---------

                                                       (2,227)     (6,412)
                                                    ---------   ---------

Total loans receivable, net                         $ 155,738   $ 139,707
                                                    =========   =========

Loans and participations serviced on behalf of the Company by others were approximately $3.3 million and $3.0 million at December 31, 1999 and 2000, respectively. Loans and participations serviced by the Company on behalf of others were approximately $16.6 million and $13.6 million at December 31, 1999 and 2000, respectively.

The weighted average yield for all loans was 8.71% and 9.31% at December 31, 1999 and 2000, respectively.

- --------------------------------------------------------------------------------

The Company originates both adjustable and fixed interest rate loans. At December 31, 1999 and 2000, the composition of these loans was as follows:

                     Fixed rate loans                               Adjustable rate loans
    Term        December 31,  December 31,      Term to rate     December 31,  December 31,
 to maturity       1999          2000            adjustment         1999          2000
                      (In thousands)                                   (In thousands)
1 mo - 1 yr       $ 14,621      $ 13,296        1 mo - 1 yr        $ 83,936      $ 72,076
1 yr - 5 yrs        42,010        48,536        1 yr - 5 yrs            131            36
Over 5 yrs          17,267        12,175        Over 5 yrs                -             -
                  --------      --------                           --------      --------
                  $ 73,898      $ 74,007                           $ 84,067      $ 72,112
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

Activity in the allowance for loan losses account is summarized as follows:

                                                Year ended December 31,
                                              1998       1999       2000
                                                   (In thousands)
Balance - Beginning of period               $ 1,584    $ 1,441    $ 1,400
Provision for loan losses                       605        528      8,226
Charge-offs                                    (780)      (704)    (4,665)
Recoveries                                       32        135         98
                                            -------    -------    -------
Balance - End of period                     $ 1,441    $ 1,400    $ 5,059
                                            =======    =======    =======

The provision for loan losses was $8.2 million for 2000 as compared to $528,000 for 1999. The increase in the provision is summarized into the following three categories:

     (i) Loan charge offs of approximately $925,000 were incurred in the second quarter of 2000 for possible fraudulent loans to a commercial customer of the Bank as well as loans to several persons affiliated with the customer. The Bank is coordinating with the regulatory authorities regarding these transactions and the ongoing investigation. The potential for recovery is unknown and cannot be estimated.

     (ii) During the third and fourth quarter of 2000, the Company performed a comprehensive review of each loan over $250,000 as well as relationships with customers with aggregate loan amounts over $250,000. This review was prompted by the continued loan write-offs the Company was incurring and the apparent decline in the economy in its lending area. This ongoing review prompted the recognition of a substantial increase in loans classified as special mention, substandard or impaired. In addition, any known losses on specific loans were written-off. The effect of the increase in classified loans and identified loan losses aggregated approximately $2.7 million and charge offs of approximately $2.6 million.

     (iii) Management made a change in its assumptions with regard to its estimate for losses. The changes were in the percentages used for each loan grade, especially in special mention and substandard loans. The change in estimates was based on known probable losses and current economic conditions. This change in estimate increased the provision by approximately $1.5 million in the fourth quarter of 2000.

While the Bank believes it has established its existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the Bank's loan portfolio, will not request the Bank to increase significantly its allowances for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that substantial increases would not be necessary should the quality of any loans deteriorate. Any material increase in the allowance for loan losses may adversely affect the Bank's financial condition and results of operations.

At December 31, 1999 and 2000, non accrual loans totaled $683,000 and $2.3 million, respectively. No material amount of interest income was recognized on non accrual loans for the years ended December 31, 1999 and 2000.

At December 31, 1999 and 2000, the recorded investment in loans that were considered to be impaired was $683,000 and $3.4 million, respectively. Collateral dependent loans, which were measured at the fair value of the collateral, constituted approximately all of the impaired loans at December 31, 1999 and 2000. There was approximately $200,000 and $1.2 million at December 31, 1999 and 2000, respectively, in the allowance for loan losses specifically allocated to impaired loans. The average recorded investment in impaired loans for the years ended December 31, 1999 and 2000 was approximately $170,750 and $1.3 million, respectively. Interest income recognized on impaired loans in 2000 was $204,000.

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

Loan activity relating to loans made to executive officers and directors and companies in which executive officers and directors own a significant interest is summarized as follows:

                   Balance                                      Balance
 Year ended        Beginning                                      End
December 31,       of year         Advances       Repayments    of year
- ------------       ---------       --------       ----------    -------
                                        (In thousands)
  1998             $ 2,269         $   465          $ 2,329     $   405

  1999             $   405         $ 5,772          $ 2,721     $ 3,456

  2000             $ 3,456         $ 4,424          $ 5,646     $ 2,234

Unused credit lines or commitments to extend credit to executive officers and directors, and companies to which executive officers and directors own a significant interest aggregated $391,000 and $1.3 million for the years ended December 31, 1999, and 2000m respectively.

- --------------------------------------------------------------------------------

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment are summarized by major classifications as follows:

                                                     December 31,
                                                   1999        2000
                                                    (In thousands)
Land                                              $    636   $    636
Building and improvements                            4,192      4,235
Furniture, fixtures and equipment                    1,325      1,314
                                                  --------   --------

                                                     6,153      6,185

Less - Accumulated depreciation                     (2,490)    (2,773)
                                                  --------   --------

                                                  $  3,663   $  3,412
                                                  ========   ========

Depreciation expense aggregated approximately $320,000, $343,000 and $343,000 during the years ended December 31, 1998, 1999, and 2000 respectively.

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

NOTE 8 - ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

Accrued interest receivable consisted of the following:

                                                              December 31,
                                                            1999        2000
                                                             (In thousands)
Interest on loans                                          $ 1,725    $ 1,718
Interest on investment and mortgage-backed securities           97         96
Dividends on Federal Home Loan Bank Stock                       33         36
                                                           -------    -------

                                                           $ 1,855    $ 1,850
                                                           =======    =======

- --------------------------------------------------------------------------------


NOTE 9 - DEPOSITS

Deposits by major classification and interest rate are summarized as follows:

                                                                        December 31,
                                            Rates                 1999               2000
                                        1999     2000        Amount       %      Amount      %
Demand accounts:
Non interest-bearing accounts                -        -      $  5,349     4.2    $  7,059    5.4
NOW accounts                             2.00%    2.00%        11,316     8.9      11,884    9.1
Money market demand accounts             3.00%    3.00%         3,824     3.0       3,456    2.6
Passbook accounts                        2.75%    2.75%        14,218    11.2      12,552    9.6
Statement savings                       2.875%   2.875%         2,664     2.1       2,893    2.2
                                                             --------   -----    --------  -----

                                                               37,371    29.4      37,844   28.9
                                                             --------   -----    --------  -----
Certificate accounts:
2.00% to 5.00%                                                 43,006    33.9       6,007    4.6
5.01% to 6.00%                                                 32,731    25.8      39,394   30.0
6.01% to 7.00%                                                 13,249    10.5      41,342   31.5
Over 7.00%                                                        513     0.4       6,631    5.0
                                                             --------   -----    --------  -----

                                                               89,499    70.6      93,374   71.1
                                                             --------   -----    --------  -----

                                                             $126,870   100.0    $131,218  100.0
                                                             ========   =====    ========  =====

Weighted-average cost of interest-bearing deposits               4.52%               5.15%
                                                             ========            ========

Scheduled maturities of certificate accounts were as follows:

                                         December 31,
                                        1999       2000
                                         (In thousands)
Less than one year                     $ 56,405  $ 74,058
One year to two years                    28,281    16,088
Two years to three years                  2,762     2,599
Three years to four years                 1,790       370
Over four years                             261       259
                                       --------  --------
                                       $ 89,499  $ 93,374
                                       ========  ========


As of December 31, 1999 and 2000, the Company had aggregate deposit accounts with balances greater than $100,000 of approximately $15.6 million and $15.0 million, respectively. Balances in excess of $100,000 are not covered by FDIC insurance. Deposits from directors and related parties held by the Bank at December 31, 2000 amounted to $962,000.

- --------------------------------------------------------------------------------

Interest expense by deposit type is summarized as follows:

                                                     Year ended December 31,
                                                    1998      1999       2000
                                                         (In thousands)
NOW accounts                                        $  255    $  223    $  215
Money market demand accounts                           105       115       112
Passbook and statement savings accounts                481       491       454
Certificate accounts                                 5,362     4,425     5,160
                                                    ------    -------   ------
                                                    $6,203    $5,254    $5,941
                                                    ======    =======   ======



NOTE 10 - BORROWED FUNDS

Federal Home Loan Bank:

Advances from the Federal Home Loan Bank are as follows:

                                                                                        December 31,
                                                                                      1999        2000
                                                                                       (In thousands)
         Advances under a $40,000,000 Credit Availability Program(a) expiring
           September 25, 2001, interest rate determined daily at FHLB determined
           "spread" over the rate paid on FHLB overnight deposit accounts,
           interest due monthly (6.35% at December 31, 2000)                         $ 9,000    $12,500
         Advances from Community Investment Fund:
           7.36% principal reducing credit advance dated May 1, 1992, interest due monthly, principal due in equal quarterly installments of $13,514
             commencing May 1993 and continuing through May 2002                         135         81
           6.53% principal reducing credit advance dated November 2, 1992, interest due monthly, principal due in equal quarterly installments of
             $18,919 commencing in November 1993 and continuing through
             November 2002                                                               227        152
           6.91% principal reducing credit advance dated March 4, 1994, interest due monthly, principal due in equal quarterly installments of
             $33,333 commencing in March 2004 and continuing through
             March 2009                                                                  700        700
           7.49% principal reducing credit advance dated July 8, 1994, interest due monthly, principal due in equal quarterly installments of
             $5,405 commencing in July 1995 and continuing through
             July 2004                                                                   103         81
           6.08% advance under fixed rate credit plan dated August 25, 1993,
             interest due monthly, principal due August 25, 2003                       2,000      2,000
           6.28% advance under fixed rate credit plan dated October 24, 1995,
             interest due monthly, principal due October 24, 2000                      5,000          -
           5.49% ten year convertible advance dated February 4, 1998,
             interest due quarterly, principal due February 4, 2008                   10,000     10,000
           5.36% five year convertible advance dated September 29, 1999,
             interest due quarterly, principal due September 29, 2004                  6,500          -
                                                                                     -------    -------
           Total advances from Federal Home Loan Bank                                $33,665    $25,514
                                                                                     =======    =======

- --------------------------------------------------------------------------------


    (a) The Company has a "Credit Availability" agreement with the Federal Home Loan Bank of Atlanta, which generally limits the Company's aggregate borrowings to the amount of credit availability ($40 million). At December 31, 2000, the Company has unused credit availability of approximately $14.5 million limited by the availability of qualifying first mortgage loans for collateral.

The Company's advances from the FHLB of Atlanta are secured by a blanket floating lien on qualifying first mortgage loans (approximately $43.5 million at December 31, 2000). The Company incurred interest expense on FHLB advances of approximately $1.7 million, $1.8 million and $1.9 million in 1998, 1999 and 2000, respectively.

Other Notes Payable:

Other notes payable are as follows at December 31 (in thousands):

                                                                                1999       2000
    Advances under a $3 million line of credit with a bank, interest of
      LIBOR plus 2.25% or bank's prime rate payable monthly, principal
      due April 30, 2001 (8.9% at December 31, 2000)                          $ 1,000    $   825

    Advances under a $1.2 million line of credit with a bank, interest at
      the bank's prime, interest and principal due October 25, 2000             1,000         --
                                                                              -------    -------

    Total other notes payable                                                 $ 2,000    $   825
                                                                              =======    =======

Securities Sold Under Agreements to Repurchase:

Securities sold under agreements to repurchase were as follows as of December 31, 1999 and 2000:

                                                                  1999             2000
  6.14% Federal Home Loan Bank Bond of $1,500,000,
        estimated fair value of $1,485,000                    $1,487,000            --

Weighted average interest rate of the agreement                     5.68%           --

The security underlying the agreement was delivered to the Company upon the maturity date of September 29, 2000.

Total borrowed funds at December 31, 2000 have maturities and/or are scheduled to be liquidated in future years as follows:


                                  Year ending            Principal
                                  December 31,          reductions
                                                      (In thousands)

                                     2001                $ 13,474
                                     2002                     165
                                     2003                   2,000
                                     2004                     133
                                     2005                     567
                                  2006 - 2010              10,000
                                                         ---------

                                                         $ 26,339
                                                         =========

- --------------------------------------------------------------------------------


NOTE 11 - INCOME TAXES


Income tax expense is comprised of the following elements of current and deferred Federal and state income taxes:

                                              Year ended December 31,
                                             1998      1999      2000
                                                  (In thousands)
Current income tax expense (benefit):
Federal                                      $1,142    $  902   $ (1,040)
State                                           112        26       (206)
                                             ------    ------   --------

                                              1,254       928     (1,246)
                                             ------    ------   --------

Deferred income tax expense (benefit):
Federal                                        (251)     (152)    (1,108)
State                                             7        32       (165)
                                             ------    ------   --------

                                               (244)     (120)    (1,273)
                                             ------    ------   --------

                                             $1,010    $  808   $ (2,519)
                                             ======    ======   ========

The Company files consolidated federal and state income tax returns. At December 31, 2000, the Company had prepaid federal and state income taxes of $2.0 million and $206,000, respectively. As of December 31, 1999, the Company had prepaid federal income taxes of approximately $168,000 and a liability for unpaid state income taxes of approximately $95,000.

The provisions for income taxes are different than the amounts determined by applying the federal statutory rate to income before income taxes due to the following:

                                                                          Year ended December 31,
                                                                       1998        1999        2000
                                                                                (In thousands)
Expected income tax, at statutory rate                                $   854     $    698    $  (2,179)
Excess of fair value over cost of ESOP shares committed for release        13            4            -
Federal Home Loan Bank stock dividends
Dividend received deduction                                               (29)         (31)         (33)
State excise taxes based on income, net of Federal income tax
   expense                                                                119           79         (371)
Other, net                                                                 53           58           64
                                                                      -------     --------    ---------

Total income tax expense (benefit)                                    $ 1,010     $    808    $  (2,519)
                                                                      =======     ========    =========

Effective income tax rate                                                  40%          40%          40%
                                                                      =======     ========    =========

- --------------------------------------------------------------------------------

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

                                                            Deferred tax (benefit) liability related to:
                                                                                                                 Accrued
          Temporary                 Bad debt deduction   Loan     Accumulated   Prepaid                        compensated
    reporting differences          (Asset)    Liability  Fees    Depreciation  Expenses     MRDP      Other     absences    Total
                                                                         (In thousands)
Balance - December 31, 1997      $   (547)   $    601   $   (59)   $      61    $   (149)  $   (53)   $    42   $   (61)   $   (165)
1998 changes                          (84)       (198)       22            9           -       (10)         -        29        (232)
                                 --------    --------   -------    ---------    --------   -------    -------   -------    --------

Balance - December 31, 1998          (631)        403       (37)          70        (149)      (63)        42       (32)       (397)
1999 changes                            7        (232)        8          (12)        149        11        (93)      (33)       (195)
                                 --------    --------   -------    ---------    --------   -------    -------   -------    --------

Balance - December 31, 1999          (624)        171       (29)          58           -       (52)       (51)      (65)       (592)
2000 changes                       (1,016)       (171)        9            -           -       109        (19)       (2)     (1,090)
                                 --------    --------   -------    ---------    --------   -------    -------   -------    --------

Balance - December 31, 2000      $ (1,640)   $      -   $   (20)   $      58           -   $    57    $   (70)  $   (67)   $ (1,682)
                                 ========    ========   =======    =========    ========   =======    =======   =======    ========

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

The ESOP borrowed funds from the Company in an amount sufficient to purchase 163,990 shares. The loan is secured by the shares purchased and was repaid by the contributions to the ESOP by the Bank and any other earnings on ESOP assets. The loan was fully repaid in 2000 and had an outstanding balance of $172,000 and $112,000 as of December 31, 1998 and 1999, respectively.

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

- --------------------------------------------------------------------------------


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

Dividends paid on unallocated ESOP shares are recorded as reductions of debt and accrued interest, whereas dividends on allocated ESOP shares are recorded as a reduction in retained earnings. The following summarizes activity related to the ESOP for the three years ended December 31, 2000:

                                           Unearned employee         Additional
                                             compensation              paid-in      Compensation
                                       Shares           Amount         capital         expense
                                                       (Dollars in thousands)
1998
Shares committed for release:             10,878             108     $        64   $         172
                                    ------------     -----------     ===========   =============

Balances - December 31, 1998             (17,163)    $      (172)

1999
Shares committed for release:              5,987              60     $        12   $          72
                                    ------------     -----------     ===========   =============
Balances - December 31, 1999             (11,176)    $      (112)

2000
Shares committed for release:             11,176             112     $         3   $         115
                                    ------------     -----------     ===========   =============
Balances - December 31, 2000                   -     $         -
                                    ============     ===========

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

As of December 31, 2000, the Company has awarded the 82,000 restricted shares of the Company's common stock in accordance with the terms and conditions of the MRDP. The restricted shares were obtained from stock held in treasury (54,906 shares) and from authorized and unissued common stock (27,094 shares) and were recorded to unearned employee compensation at the then prevailing market price of the Company's common stock ($15.75 per share). Unearned compensation related to the MRDP is reflected as a reduction of stockholders' equity and is being amortized to expense on a ratable basis over the five-year vesting period. MRDP amortization expense was $212,000 in 2000. As of December 31, 2000, 65,876 shares are vested, 4,156 shares have been forfeited, and 11,968 remain unreleased.

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

- --------------------------------------------------------------------------------


The Plan provides that a maximum of 204,988 options to acquire the Company's common stock may be granted under the Plan. Commensurate with its April 17, 1996 adoption of the Plan, the Board of Directors granted awards aggregating 102,492 share options to the Company's Directors and certain key Company employees, at an exercise price equal to the fair market value per share at the date of grant ($15.75 per share, which amount was subsequently adjusted in accordance with Plan provisions to $11.75 per share so as to give appropriate recognition to the effects of 1996 Special dividends). In 1998, 14,000 options were granted to certain officers and directors under the Plan. No options were granted in 2000.

The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, on January 1, 1996. SFAS No. 123 encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. The resulting compensation cost would be shown as an expense on the income statement. Companies may choose to continue to measure compensation for stock-based plans using the intrinsic method of accounting prescribed by APB Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Entities electing to continue the accounting prescribed in APB 25 will be required to disclose in the notes to the financial statements what net income and earnings per share would have been if the fair value-based method of accounting defined in SFAS No. 123 had been applied. Such pro forma information is as follows (in thousands):

                                    1998           1999            2000
                                    ----           ----            ----
               Net income          $1,444        $1,179         $(3,012)
               Basic EPS           $ 0.80        $ 0.76         $ (3.11)
               Diluted EPS         $ 0.79        $ 0.75         $ (3.10)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using weighted-average assumptions of expected life-10 years, volatility-30%, risk-free interest rate-7.5%, and dividend yield -3.3%.

A summary of the status (shares in thousands) of the Company's stock option plan is as follows:

                                        -------------------- ------------------- --------------------
                                                    1998                1999                 2000
                                        -------------------- ------------------- --------------------
                                                   Weighted            Weighted             Weighted
                                                   average             average              average
                                                   exercise            exercise             exercise
                                         Shares     price     Shares    price     Shares     price
                                        ---------- --------- --------- --------- ---------- ---------
Outstanding, beginning of year            102,492  $  11.75   111,242  $  11.69    110,306  $  11.69
Granted                                    14,000     11.25         -         -          -         -
Exercised                                  (5,250)    11.75      (936)    11.75          -         -
Forfeited                                       -         -         -         -       (500)    11.25
                                        ---------  --------  --------  --------   --------  --------
Outstanding, ending of year               111,242  $  11.69   110,306  $  11.69    109,806  $  11.69
                                        =========  ========  ========  ========   ========  ========
Options exercisable at year-end            35,746  $  11.75    55,308  $  11.75     78,508  $  11.73
                                        ---------  --------  --------  --------   --------  --------
Weighted-average fair value of
  options granted during the year                  $   3.34            $      -             $      -
                                                   --------            --------             --------

- --------------------------------------------------------------------------------

NOTE 14 - REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS

Capital is the primary tool used by regulators to monitor the financial health of insured banks and savings institutions. The Federal Reserve Board and the Federal Deposit Insurance Corporation have historically had similar capital adequacy guidelines involving minimum leverage capital and risk based capital requirements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, The Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Based on the risk-based capital reules and definitions prescribed by the banking regulators, should an institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions.


As summarized below, the Company and Bank are in compliance with all such ratio requirements at December 31, 2000:



                                                                        Percentage of
                                                                       adjusted total
                                                          Amount          assets
First Southern Bancshares, Inc:                             (Dollars in thousands)
Primary capital ratios:
GAAP capital                                              $    9,230
Adjustments:
Mortgage servicing rights                                         (3)
Net unrealized loss on securities available for sale              39
                                                          ----------
Tier 1 capital                                                 9,266         5.44%
Minimum Tier 1 (leverage) requirement                          5,359         4.00%
                                                          ----------     --------
Excess                                                    $    3,907         1.44%
                                                          ==========     ========
Risk-based capital ratios:
Core (Tier 1) Capital                                          9,266         6.92%
Minimum core capital                                           6,808         4.00%
                                                          ----------     --------
Excess                                                    $    2,458         2.92%
                                                          ==========     ========
Risk-based capital                                        $   10,981         8.20%
Minimum risk-based capital requirement                        10,717         8.00%
                                                          ----------     --------
Excess                                                    $      264         0.20%
                                                          ==========     ========


                                                                         Percentage of
                                                                         adjusted total
                                                          Amount             assets
First Southern Bank:                                         (Dollars in thousands)
Total capital (to risk-weighted assets)                 $   11,541            8.62%
To be well capitalized under the FDICIA
  prompt corrective action provisions                       13,391           10.00%
                                                        ----------       ---------
Excess (Deficit)                                        $   (1,850)          (1.38)%
                                                        ==========       =========
Tier 1 capital (to risk-weighted assets)                $    9,825            7.34%
To be well capitalized under the FDICIA
  prompt corrective action provisions                        8,034            6.00%
                                                         ----------      ---------
Excess                                                  $    1,791            1.34%
                                                        ==========       =========
Tier 1 capital (to average assets)                      $    9,825            5.78%
To be well capitalized under the FDICIA
  prompt corrective action provisions                        8,505            5.00%
                                                        ----------       ---------
Excess                                                  $    1,320            0.78%
                                                        ==========       =========

- --------------------------------------------------------------------------------

Under the FDICIA prompt corrective action provisions applicable to banks, as of December 31, 2000 the Bank is categorized as adequately capitalized. However, as a result of a recent examination by the Alabama State Banking Department, the Bank has agreed to raise Tier 1 capital to average assets to 7.00%. As of December 31, 2000 and to the date of this filing, no written agreement has been received from regulatory bodies. The Company is in the process of preparing for approval by the Alabama State Banking Department, a capital plan to restore the Bank's capital to a satisfactory level. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio as set forth in the preceding table and not be subject to a capital order. There are no conditions or events since that notification that management believes have changed the Bank's risk-based capital category.

As an Alabama state-chartered bank which is not a member of the Federal Reserve System, the Bank is required by Alabama law to maintain at all times a reserve (comprised of cash on hand) based upon average daily deposits of the Bank. At December 31, 2000, the Bank's qualifying reserves of approximately $1.6 million significantly exceeded the required reserve of $264,000.

NOTE 15 - INTEREST RATE RISK

The Company is engaged principally in providing first mortgage loans to individuals and commercial mortgage loans to business enterprises. At December 31, 2000, the Company's interest earning assets consisted of approximately 52% fixed interest rates and approximately 48% adjustable interest rates (48% and 52%, respectively, at December 31, 1999). Approximately 93% of the Company's assets at December 31, 2000 earned interest. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time. The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Conversely, in a stable or decreasing rate environment, the Company's asset value and net interest income will show improvement.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Loan commitments and other matters

The Company makes loan commitments and incurs contingent liabilities in the normal course of business. The Company is, from time to time, a defendant in legal actions arising from normal business activities. Management does not anticipate that the ultimate liability, if any, arising from litigation outstanding at December 31, 2000 will have a materially adverse effect on the financial statements.

Outstanding loan commitments issued by the Company (excluding loans in process and standby letters of credit) in the normal course of business were comprised of unused advances under line-of-credit agreements totaling $10.2 million as of December 31, 2000.

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

- --------------------------------------------------------------------------------


                                                     Contract or notional amount
                                                             December 31,
                                                          1999          2000
                                                            (In thousands)
Financial instruments and contract amounts
 which represent credit risk:
Commitments to extend credit                            $    724      $  1,378
Unused lines of credit                                  $ 11,548      $ 10,226
Standby letters of credit                               $     10      $     10


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

NOTE 19 - STOCK REPURCHASE PROGRAM

The Company's Board of Directors approved a Stock Repurchase Program. The program has resulted in the 1998,1999 and 2000 acquisition of 224,182, 356,272 and 54,360 shares, respectively, of Company common stock at an aggregate cost of $3.6 million, $4.8 million and $640,000 in 1998, 1999 and 2000, respectively. 54,906 of such shares were utilized in the funding of the MRDP, 6,186 were used to satisfy options exercised and 817,958 (aggregating 39.4% of issued shares) are held in treasury at December 31, 2000.

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

- --------------------------------------------------------------------------------


The Bank may not declare or pay a cash dividend on any of its capital stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account, which account, was assumed by the Bank. In addition, the Bank is subject to restrictions on dividends under the Alabama Banking Code, which provides that an Alabama state bank must transfer to surplus each year at least 10% of its net earnings (and thus cannot declare or pay a dividend in excess of 90% of net earnings) until its surplus equals at least 20% of its capital. Furthermore, the Bank must obtain regulatory approval to declare dividends in any calendar year in excess of the total of its net earnings of that year combined with its retained net earnings of the preceding two years, less any required transfers to surplus. As of December 31, 2000 the Bank is restricted by the Alabama State Banking Department from paying out any dividends until capital is restored to an acceptable level.

NOTE 21 - FIRST SOUTHERN BANCSHARES, INC. PARENT COMPANY ONLY FINANCIAL
STATEMENTS

Condensed parent company only financial statements for First Southern Bancshares, Inc. are set forth below:

CONDENSED BALANCE SHEET (In thousands)

                                                            December 31,
                                                         1999          2000
ASSETS

Cash and cash equivalents                             $  1,220     $    223
Notes receivable                                           112            -
Investment in wholly-owned subsidiary                   14,600        9,790
Other assets                                                94          105
                                                      --------     --------
TOTAL ASSETS                                          $ 16,026     $ 10,118
                                                      ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Notes payable                                         $  2,000     $    825
Other accrued liabilities                                   57           63
                                                      --------     --------
Total liabilities                                        2,057          888

STOCKHOLDERS' EQUITY                                    13,969        9,230
                                                      --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 16,026     $ 10,118
                                                      ========     ========



CONDENSED STATEMENT OF INCOME (In thousands, except share amounts)

                                                                  Year ended December 31,
                                                               1998         1999         2000
INCOME (LOSS)
Equity in earnings (losses) of wholly-owned subsidiary       $ 1,583      $ 1,375     $ (3,733)
Other                                                             18           36           14
                                                             -------      -------     --------
Total income (loss)                                            1,601        1,411       (3,719)
EXPENSES                                                         157          227          276
                                                             -------      -------     --------
Net income (loss) before income taxes                          1,444        1,184       (3,995)
Benefit (provision) for income taxes                             (58)         (62)         104
                                                             -------      -------     --------
NET INCOME (LOSS)                                            $ 1,502      $ 1,246     $ (3,891)
                                                             =======      =======     ========
BASIC EARNINGS (LOSS) PER SHARE                              $  0.83      $  0.80     $  (3.09)

DILUTED EARNINGS (LOSS) PER SHARE                            $  0.82      $  0.79     $  (3.08)

DIVIDENDS PER SHARE, REGULAR AND SPECIAL                     $  0.80      $  0.50     $   0.50

DIVIDEND PAYOUT RATIO DURING THE PERIOD                        96.39%       62.50%      -16.18%

- --------------------------------------------------------------------------------


CONDENSED STATEMENT OF CASH FLOWS (In thousands)

                                                                                     Year ended December 31,
                                                                                 1998         1999         2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                             $  1,502      $ 1,246     $ (3,891)
Adjustments to reconcile net income to net cash provided by operations:
  Equity in earnings of wholly-owned subsidiary                                  3,095        2,912        4,808
  (Increase) decrease in other assets                                              (28)           8           (9)
  Increase ( decrease) in other accrued liabilities                                 16           (5)           6
                                                                              --------      -------     --------
Cash flows from operating activities                                             4,585        4,161          914
                                                                              --------      -------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Principal reductions in notes receivable                                           108           60          112
                                                                              --------      -------     --------
Cash flows from (used in) investing activities                                     108           60          112
                                                                              --------      -------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings                                                         2,750        2,800          825
Repayments of borrowings                                                        (2,750)        (800)      (2,000)
Cash dividends, including dividends on unallocated ESOP shares                  (1,361)        (730)        (611)
Acquisition of treasury stock                                                   (3,640)      (4,771)        (640)
  ESOP shares committed for release                                                147           71          116
  Amortization of MRDP shares                                                      311          260          222
  Equity in reserves of wholly-owned subsidiary                                     13         (115)          65
                                                                              --------      -------     --------
Cash flows from (used in) financing activities                                  (4,530)      (3,285)      (2,023)
                                                                              --------      -------     --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   163          936         (997)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                    121          284        1,220
                                                                              --------      -------     --------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                     $    284      $ 1,220     $    223
                                                                              ========      =======     ========

- --------------------------------------------------------------------------------


NOTE 22 - CARRYING AMOUNTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair value of financial instruments as of December 31, 2000 are summarized as follows:

                                                             Carrying       Fair
                                                              amount       value
                                                                (In thousands)
FINANCIAL ASSETS
Cash and cash equivalents                                     $  7,479    $   7,479
Investment securities                                            4,497        4,497
Mortgage-backed securities                                       3,367        3,351
Loans receivable, net                                          139,707      140,320
Federal Home Loan Bank stock                                     1,866        1,866
Accrued dividends and interest receivable                        1,850        1,850
                                                            ----------   ----------
                                                              $158,766    $ 159,363
                                                            ==========   ==========

FINANCIAL LIABILITIES
Deposits:
  Demand accounts                                             $ 38,046    $  38,046
  Certificates of deposit                                       93,374       93,841
Advances from Federal Home Loan Bank                            25,514       25,514
Other notes payable                                                825          825
Off-balance sheet commitments                                        -            -
                                                            ----------   ----------
                                                              $157,759    $ 158,226
                                                            ==========   ==========

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

- --------------------------------------------------------------------------------

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

    Off-balance sheet financial commitments
    The Company had $11.6 million of off-balance sheet financial commitments as of December 31, 2000, which are commitments to originate loans and unused lines of credit. The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees.

By their nature, estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in any of the assumptions used in calculating fair value could significantly affect the estimates. Further, the fair value estimates were calculated as of December 31, 2000. Subsequent changes in market interest rates and other conditions could significantly change the fair value.

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

NOTE 23 - SUBSEQUENT EVENT

On March 5, 2001, the Company employed a new President and Chief Executive Officer. In connection therewith, the Company entered into an employment agreement generally providing for three years employment at a specified salary, 25,000 options under the Company's Stock Option Plan, and a Stock Bonus of 20,000 shares if certain goals are reached within the terms of the agreement. The agreement also specified certain benefits and provided for one year severance pay for termination without cause or two years severance pay for termination as a result of a change in control of the Company.

NOTE 24 - QUARTERLY DATA (UNAUDITED)

                                                                      Years Ended December 31,
                                                  1999                                             2000
                                   ------------------------------------------- --------------------------------------------
                                      First     Second     Third      Fourth      First    Second     Third       Fourth
                                     Quarter    Quarter   Quarter     Quarter    Quarter   Quarter   Quarter     Quarter
                                   ---------    -------   --------   --------- ---------- --------- ---------- ------------
                                                               (In thousands, except per share data)
Interest income                      $ 3,444    $ 3,468    $ 3,471    $ 3,568    $ 3,572    $ 3,636    $ 3,570    $ 3,430
Interest expense                       1,779      1,759      1,734      1,833      1,929      1,984      2,017      2,021
                                     -------    -------    -------    -------    -------    -------    -------    -------
Net interest income                    1,665      1,709      1,737      1,735      1,643      1,652      1,553      1,409
Provision for loan losses                195        148         49        136        158      1,127      1,867      5,074
                                      -------   -------    -------    -------    -------    -------    -------    -------
Net interest income (loss) after
  provision for loan losses            1,470      1,561      1,688      1,599      1,485        525       (314)    (3,665)
Noninterest income                       247        218        156        161        185        184        186         42
Noninterest expense                    1,180      1,249      1,308      1,309      1,226      1,218      1,310      1,284
                                      -------   -------    -------    -------    -------    -------    -------    -------
Income (loss) before income taxes        537        530        536        451        444       (509)    (1,438)    (4,907)
Income tax benefit (expense)            (213)      (207)      (211)      (177)      (169)       196        572      1,920
                                      -------   -------    -------    -------    -------    -------    -------    -------

Net income (loss)                    $   324    $   323    $   325    $   274    $   275    $  (313)   $  (866)   $(2,987)
                                     =======    =======    =======    =======    =======    =======    =======    =======

 Basic earnings (loss) per share     $  0.20    $  0.20    $  0.20    $  0.21    $  0.22    $ (0.25)   $ (0.69)   $ (2.37)
                                     =======    =======    =======    =======    =======    =======    =======    =======
 Diluted earnings (loss) per share   $  0.19    $  0.20    $  0.20    $  0.20    $  0.21    $ (0.23)   $ (0.69)   $ (2.37)
                                     =======    =======    =======    =======    =======    =======    =======    =======

Note:  Quarterly amounts may not add to year-to-date due to rounding.

                           COMMON STOCK INFORMATION

The common stock of First Southern Bancshares, Inc. is quoted on The NASDAQ National Stock Market under the symbol "FSTH." As of March 27, 2001, First Southern Bancshares, Inc. had 599 shareholders and 1,259,011 shares of common stock outstanding. This does not include the number of persons or entities who hold the stock in nominee or "street name."

Bancshares' ability to pay dividend depends primarily upon the Bank's ability to pay dividends. As discussed in Note 20 to the consolidated financial statements, the Bank's ability to pay dividends is restricted by regulatory capital requirements, the required maintenance of a liquidation account established by First Federal Savings and Loan Association of Florence (which account was assumed by the Bank), and provisions of the Alabama Banking Code. The Company has discontinued all dividend payments for the foreseeable future.

The following table sets forth per share market prices and dividend information for Bancshares common stock. Dividends are listed by quarter in which declared by the Board of Directors.

     1999              High          Low       Dividend

First quarter        $ 14.438     $ 12.750      $ 0.125

Second quarter       $ 13.500     $ 11.125      $ 0.125

Third quarter        $ 13.375     $ 10.000      $ 0.125

Fourth quarter       $ 13.250     $ 10.000      $ 0.125


     2000              High          Low       Dividend

First quarter        $ 12.563      $ 8.000      $ 0.125

Second quarter       $ 11.938      $ 8.500      $ 0.125

Third quarter        $  9.500      $ 6.000      $ 0.125

Fourth quarter       $  7.500      $ 5.000      $ 0.125

                           DIRECTORS AND OFFICERS OF
                      FIRST SOUTHERN BANCSHARES, INC. AND
                              FIRST SOUTHERN BANK


Members of the Board of Directors          Officers
- ----------------------------------         --------------------------------

J. Acker Rogers                            Robert C. Redd
Chairman of the Board                      President and Chief Executive Officer
First Southern Bancshares, Inc. and
 First Southern Bank                       Thomas N. Ward
Partner                                    Executive Vice President and
Rogers, Carlton & Associates, Inc.          Chief Operating Officer
(Insurance Agency)
                                           Glenda Young
Robert C. Redd                             Senior Vice President and
President and Chief Executive Officer       Chief Accounting Officer
First Southern Bank
                                           Marva Kaye Townsend
Thomas N. Ward                             Assistant to the President and
Executive Vice President and                Corporate Secretary
 Chief Operating Officer
First Southern Bank                        Brent Turpen
                                           Treasurer/Controller

Milka S. Duke
Retired                                    Sharon Robbins
Former officer of First Federal Savings    Assistant Corporate Secretary
 and Loan of Florence

                                           Vice President:
                                           ---------------
Steve McKinney                             Linda Allen
President                                  Tyler Calhoun III
Southern Fastening Systems, Inc.           Kenneth McLain
(Fastener manufacturer)                    Irene Woods

James E. Bishop                            Assistant Vice President:
President and Owner                        -------------------------
Jim Bishop Chevrolet, Inc. and             Donna Ezekiel
 Buick Oldsmobile, Inc.                    Marsha Rochester
(Automobile and truck dealership)          Natalie Tackett
                                           Brenda Crittenden
S. Gregory Beadle                          Martha Smith
President
SBS Electric Supply
(Electrical supply company)

                               COMPANY INFORMATION

     Corporate Headquarters                   Transfer Agent

      102 South Court Street                  Registrar and Transfer Agent
      Florence, Alabama 35630                 10 Commerce Drive
                                              Cranford, New Jersey 07016

     Independent Auditors                     Common Stock

     Marmann, McCrary & Associates, P.C.      The NASDAQ National Market System
     900 E. Second St.                        NASDAQ Symbol:  FSTH
     Sheffield, Alabama 35660


     Special Securities Counsel

     Muldoon  Murphy & Faucette LLP
     5101 Wisconsin Avenue, N.W.
     Washington, D.C. 20016


- --------------------------------------------------------------------------------

                                ANNUAL MEETING

The Annual Meeting of Stockholders will be held Wednesday, May 23, 2001, at 10:00 a.m., Central Time, at the main office of First Southern Bank, 102 South Court Street, Florence, Alabama. Stockholders of record as of the close of business on April 2, 2001 are those stockholders entitled to notice of and to vote at the Annual Meeting.

- --------------------------------------------------------------------------------

A COPY OF THE ANNUAL REPORT ON FORM 10-KSB, WITHOUT EXHIBITS, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING OF STOCKHOLDERS UPON WRITTEN REQUEST TO THE SECRETARY OF FIRST SOUTHERN BANCSHARES, INC., 102 SOUTH COURT STREET, FLORENCE, ALABAMA 35630.

- --------------------------------------------------------------------------------